 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1997
                                                      Registration No. 333-33817
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 5

                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                             ALLIANCE IMAGING, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         DELAWARE                    8099                    33-0239910
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                    1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                 (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                      ROYAL MEDICAL HEALTH SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

       PENNSYLVANIA                  8099                    25-1738355
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                    1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                 (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                      ALLIANCE IMAGING OF OHIO, INC.

          (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

      DELAWARE                    8099                    33-0768045
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR        CODE NUMBER)                  NUMBER)
    ORGANIZATION)

                                ---------------

                 1065 NORTH PACIFICENTER DRIVE, SUITE 200

                        ANAHEIM, CALIFORNIA 92806

                              (714) 688-7100

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                    ALLIANCE IMAGING OF MICHIGAN, INC.

          (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

      DELAWARE                    8099                    33-0779723
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR        CODE NUMBER)                  NUMBER)
    ORGANIZATION)

                                ---------------

                 1065 NORTH PACIFICENTER DRIVE, SUITE 200

                        ANAHEIM, CALIFORNIA 92806

                              (714) 688-7100

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                   ALLIANCE IMAGING OF CENTRAL GEORGIA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

         GEORGIA                     8099                    33-0606074
     (STATE OR OTHER          (PRIMARY STANDARD               (I.R.S.
       JURISDICTION        INDUSTRIALCLASSIFICATION    EMPLOYERIDENTIFICATION
    OFINCORPORATION OR           CODE NUMBER)                 NUMBER)
      ORGANIZATION)

                                ---------------

                   1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                (714) 688-7100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

    MR. RICHARD N. ZEHNER, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   1065 NORTH PACIFICENTER DRIVE, SUITE 200
                           ANAHEIM, CALIFORNIA 92806
                                (714) 688-7100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                WITH COPIES TO:

  ANTHONY T. ILER, ESQ.      JOHN J. SUYDAM, ESQ.       JAMES J. CLARK, ESQ.
   IRELL & MANELLA LLP        O'SULLIVAN GRAEV &      CAHILL GORDON & REINDEL
  333 SOUTH HOPE STREET         KARABELL, LLP              80 PINE STREET
        SUITE 3300           30 ROCKEFELLER PLAZA     NEW YORK, NEW YORK 10005
 LOS ANGELES, CALIFORNIA   NEW YORK, NEW YORK 10112        (212) 701-3000
          90071                 (212) 408-2400
      (213) 620-1555

                                ---------------


       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 25, 1997

PROSPECTUS

                                  $165,000,000

                             ALLIANCE IMAGING, INC.

                       % SENIOR SUBORDINATED NOTES DUE 2005

                                  ----------

  Alliance Imaging, Inc. ("Alliance" or the "Company") is offering $165,000,000
(the "Offering") aggregate principal amount of its    % Senior Subordinated
Notes due 2005 (the "Notes"). The Offering is part of the financing that will be used to consummate the recapitalization of Alliance (the "Recapitalization"). The Recapitalization will be effected pursuant to an Agreement and Plan of Merger (the "Recapitalization Merger Agreement"). Under the terms of the Recapitalization Merger Agreement, an entity formed by affiliates of Apollo Management, L.P. (collectively, "Apollo") will merge with and into Alliance upon the completion of the Offering, with Alliance as the surviving corporation. The consummation of the Offering, the Recapitalization and the transactions contemplated thereby will be concurrent, and the Offering is conditioned upon the other Transactions (as defined).

  Interest on the Notes will be payable semi-annually on each and , commencing
, 1998, at the rate of    % per annum. The Notes will be redeemable, in whole
or in part, at the option of the Company on or after , 2001 at the redemption prices set forth herein plus accrued interest to the date of redemption. In addition, on or prior to , 2000, the Company may, at its option, redeem up to 40% of the aggregate principal amount of the Notes with the net cash proceeds of one or more Equity Offerings (as defined), at the redemption price set forth herein plus accrued interest to the date of redemption; provided, however, that after any such redemption, 60% of the aggregate principal amount of the Notes issued must remain outstanding.

  The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all Senior Debt (as defined) of the Company, including indebtedness under the Credit Agreement (as defined). The Notes will be unconditionally guaranteed (the "Guarantees") on a senior subordinated basis by substantially all of Alliance's domestic subsidiaries (the "Guarantors"). The Guarantees will be general unsecured obligations of the Guarantors and will be subordinated in right of payment to all Guarantor Senior Debt (as defined) of the Guarantors. As of September 30, 1997, after giving pro forma effect to the Transactions, the Company would have had approximately $56.9 million of Senior Debt outstanding (excluding unused commitments of $75.0 million under the Credit Agreement).

  Upon a Change of Control (as defined), each holder will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of their principal amount plus accrued interest to the date of repurchase. There can be no assurance that the Company will have the financial ability or will be permitted by the Credit Agreement to repurchase the Notes. See "Risk Factors--Repurchase of Notes upon a Change of Control." In addition, the Company will be obligated to offer to repurchase the Notes at 100% of their principal amount plus accrued interest to the date of repurchase in the event of certain asset sales.

  There is no existing market for the Notes, and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or the price at which such holders would be able to sell their Notes. The Company does not intend to apply for listing of the Notes on any securities exchange. See "Risk Factors--Absence of Public Market."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           PRICE TO  UNDERWRITING  PROCEEDS TO
                                           PUBLIC(1) DISCOUNT(2)  THE COMPANY(3)
--------------------------------------------------------------------------------
Per Note.................................        %          %             %
--------------------------------------------------------------------------------
Total....................................   $          $             $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of original issuance of the Notes.
(2) The Company and the Guarantors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the Offering payable by the Company estimated
at $            .

  The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to various other conditions, including the Underwriters' right to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company on or about , 1997.

                          JOINT BOOK-RUNNING MANAGERS

BT ALEX. BROWN                                                 SMITH BARNEY INC.

                                  ----------

                              SALOMON BROTHERS INC

                  The date of this Prospectus is        , 1997

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes being offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations promulgated by the Commission. Statements made in this Prospectus, or in any document incorporated in this Prospectus by reference, as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The Registration Statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Such materials can also be inspected on the Internet at http://www.sec.gov.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the places, and in the manner, set forth above.

  In the event that the Company ceases to be subject to the informational reporting requirements of the Exchange Act, the Company has agreed that, so long as the Notes remain outstanding, it will file with the Commission and distribute to holders of the Notes copies of the financial information that would have been contained in annual reports and quarterly reports, including management's discussion and analysis of financial condition and results of operations, that the Company would have been required to file with the Commission pursuant to the Exchange Act. Such financial information will include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company incorporates by reference herein the following documents filed with the Commission pursuant to the Exchange Act:

  I Alliance's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;
  II Alliance's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and
  III Alliance's Current Report on Form 8-K dated August 1, 1997.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING STATEMENTS UNDER THE CAPTIONS "UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS--COMPETITIVE STRENGTHS." THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) COMPETITIVE PRESSURE IN THE COMPANY'S INDUSTRY INCREASES SIGNIFICANTLY; (2) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF ALLIANCE AND ANY BUSINESSES TO BE ACQUIRED ARE GREATER THAN EXPECTED; (3) THE ABILITY TO RENEW OR EXTEND EXISTING CONTRACTS; AND (4) GENERAL ECONOMIC CONDITIONS ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF THE COMPANY AFTER THE MERGER AND SUCH FORWARD LOOKING STATEMENTS IS INCLUDED IN THE SECTION HEREIN ENTITLED "RISK FACTORS".

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following is a summary of certain information contained elsewhere in this Prospectus or in the documents incorporated herein by reference. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Prospectus and in the documents incorporated by reference herein. Unless the context otherwise requires, the terms "Alliance" and the "Company" refer to Alliance Imaging, Inc., and its subsidiaries. The consummation of the Offering is conditioned upon, among other things, the simultaneous consummation of the other Transactions.

                                  THE COMPANY

  The Company is a leading nationwide provider of diagnostic imaging services and the largest operator of state-of-the-art mobile diagnostic imaging systems and related outsourced radiology services in the United States. The Company primarily provides magnetic resonance imaging ("MRI") systems and services to hospitals and other health care providers on a mobile, shared user basis. The Company also provides dedicated, full-time MRI systems and services as well as full-service management of imaging operations for selected hospitals. The Company's services enable small to mid-size hospitals to gain access to advanced diagnostic imaging technology and related value-added services without making a substantial investment in equipment and personnel. The Company operates a fleet of 98 MRI systems and services 356 MRI customers in 36 states under exclusive contracts with an average remaining length of approximately 24 months as of September 30, 1997.

  Since the beginning of 1995, Alliance has substantially increased revenues by adding new customers and increasing scan volumes at existing customer sites. During the same period, the growth rate of Alliance's EBITDA (as defined herein) and net income has exceeded the growth rate of revenues principally as a result of spreading costs (which are primarily fixed) over a larger revenue base and implementing cost reduction and containment measures.

                               INDUSTRY OVERVIEW

  The diagnostic imaging industry, which involves the use of non-surgical techniques to generate representations of internal structures and organs on film or video, generates annual revenues in excess of $50 billion in the United States, or 5% to 6% of total health care spending. MRI services, which involve the use of high strength magnetic fields to produce cross-sectional images of the anatomy, constituted approximately $6 to $7 billion of the diagnostic imaging industry in 1996. The approximately 4,000 MRI systems in the United States include approximately 2,400 hospital owned systems, 1,000 independent fixed site systems and 600 mobile systems.

  MRI facilitates the early diagnosis of diseases and disorders, often minimizing the cost and amount of care needed and frequently eliminating the need for invasive diagnostic procedures. MRI is the preferred imaging modality for the brain, the spine and soft tissue because it produces a superior image and does not expose patients to ionizing radiation. As a result of the cost efficiency and clinical effectiveness of MRI, hospitals and other health care providers are facing competitive pressures to provide MRI technology and related services despite budgetary limitations. Increasingly, such providers are utilizing third parties such as the Company to provide the necessary imaging systems and related services to avoid substantial equipment and operating costs. Mobile MRI operators employ systems housed in specially designed trailers and typically enter into long-term contracts to provide a specified schedule of service on a fee-per-scan basis. Operators then design schedules for each system to rotate among multiple hospitals in a manner that optimizes system utilization.

  The MRI services industry has experienced substantial growth in demand as measured by total scan volumes, which have increased from 5.4 million in 1990 to 8.8 million in 1996. According to an industry consultant, scan volumes are projected to grow at approximately 7% to 8% per year through 1999 and at 5% per year thereafter. Growth in the MRI industry is attributable to increased physician acceptance, substitution of MRI for other imaging modalities (including x-ray based techniques), expanding applications for MRI technology and health care reform which encourages outpatient services.

  The MRI services industry is highly fragmented. Recently, however, the industry has begun to undergo consolidation. The Company believes such consolidation is primarily the result of (i) economies of scale in the provision of services to a larger customer base; (ii) cost-effective purchasing of equipment, supplies and services by larger companies; and (iii) the decision by many smaller, capital constrained operators to sell their MRI businesses rather than make substantial investments in new imaging systems. Despite the recent trend, management estimates that as of September 30, 1997, the top eight MRI service providers operated only 13% of total MRI systems in the United States.

                             COMPETITIVE STRENGTHS

  The Company attributes its market leadership and its significant opportunities for continued growth and increased profitability to the following strengths:

  Largest Provider of Mobile MRI Services. The Company operates 98 MRI systems in 36 states. The Company believes that the next largest mobile operator has a fleet of approximately 70 MRI systems. Compared to its smaller competitors, the Company believes it benefits from (i) significant equipment purchasing savings;
(ii) attractive service and maintenance contracts from its primary equipment suppliers; (iii) strong name recognition and a reputation for quality service;
(iv) substantial financial flexibility and access to lower-cost capital; and
(v) the ability to efficiently deploy systems in a manner which maximizes fleet utilization while satisfying customer requirements.

  Technologically Advanced MRI Fleet. The Company has invested approximately $78 million since January 1, 1995 to replace and upgrade existing systems and to purchase new systems. As a result, the Company believes that it has upgraded substantially all of its systems and expects most of its capital expenditures for at least the next three to five years to relate to new system purchases. Of the Company's 98 MRI systems, 73 are state-of-the-art, high-field 1.0 or 1.5 Tesla systems and 13 are state-of-the-art, mid-field 0.5 Tesla systems. The Company believes its fleet is among the newest and most advanced in the industry, enabling the Company to perform a wider variety and greater volume of scans and produce higher quality images, which the Company believes provides a significant competitive advantage. Moreover, all of the Company's state-of-the-art systems are designed to facilitate hardware and software upgrades. As a result, the Company's systems should remain on the leading edge of technological developments. In addition, while many of its competitors lease their systems, the Company owns the vast majority of its systems, generally providing greater flexibility and lower costs over the life of the systems.

  Exclusive, Long-Term Contracts in Attractive Markets. The Company generates substantially all of its revenues from exclusive, long-term contracts with hospitals and other health care providers, with the price for its services determined on a fee-per-scan basis. The Company has 20, 84 and 77 contracts that will expire, if not renewed or extended, in the fourth quarter of 1997, and the years 1998 and 1999, respectively. The Company anticipates that it will renew or extend substantially all of these contracts. The Company's contracts typically offer tiered pricing with lower fees on incremental scans, allowing customers to benefit from increased scan volumes and the Company to benefit from the operating leverage associated with increased scan volumes. Accordingly, tiered pricing enables the Company to retain customers who may be considering purchasing their own MRI systems rather than renewing a contract with a mobile provider. As of September 30, 1997, the Company had 356 MRI customers under exclusive contracts which averaged approximately 24 months in remaining length. Most of the Company's contracts are with hospitals that have fewer than 200 beds, many of which may lack the financial resources or patient volume to justify the purchase of an MRI system.

  Superior Customer Service and Strong Customer Relationships. The Company positions itself as a service company rather than solely as an equipment provider and competes on the basis of value-added services in addition to price. The Company differentiates itself from competitors by aggressively marketing its services to referring physicians, radiologists and hospital administrators and by having the advanced imaging systems, trained technologists, fleet management capabilities and fleet size to accommodate the growing needs of its customers. Value-added services offered by the Company include patient scheduling and pre-screening, insurance pre-authorization, appointment confirmation, billing, managed care contracting, and management reporting services. The Company often provides two technologists per mobile system per shift and is therefore able to accommodate higher patient volume and operate with greater efficiency, resulting in high customer satisfaction levels. As a result, the Company enjoys strong customer relationships, having added 146 net new MRI customers from January 1, 1995 through September 30, 1997 and renewed or extended 197 of its customer contracts in this period.

  Substantial Operating Leverage. Because of the significant amount of fixed costs associated with operating an MRI system, MRI service providers benefit from operating leverage, with increased utilization rates resulting in significant increases in operating earnings and operating margins. The Company's average scans per system per day increased to 7.2 for the nine months ended September 30, 1997 from 6.7 for the nine months ended September 30, 1996.

  Favorable Payment Terms. Approximately 92% of the Company's billings are direct to hospitals. The hospitals, in turn, generally pay the Company prior to collecting from patients and third party payors. Accordingly, the Company's exposure to uncollectible patient receivables is minimized. In addition, management believes that the Company's average number of days sales outstanding ("DSO") of receivables, which was 45 days as of September 30, 1997, is among the most favorable in the mobile MRI industry and more favorable than the DSO of many health care companies.

  Experienced Management Team. The Company's senior management team has an average of nine years of industry experience and six years of experience with Alliance. The Company's senior and operating managers have successfully developed and implemented sophisticated marketing, fleet management and financial strategies which have enabled the Company to become the largest and among the most efficient and profitable mobile MRI operators. Upon consummation of the Transactions and after giving effect to the Company's option plans, management will own in excess of 11% of the capital stock of the Company on a fully diluted basis.

                               BUSINESS STRATEGY

  The Company's management team has developed and implemented a business strategy designed to maximize return on invested capital and in turn increase revenues and cash flow. The Company's revenues for the nine months ended September 30, 1997 increased to $62.3 million from $49.1 million for the nine months ended September 30, 1996. In addition, the Company's income before extraordinary gain for the nine months ended September 30, 1997 increased to $6.8 million from $5.1 million for the nine months ended September 30, 1996. The Company achieved comparable customer revenue growth of 25.9% and 8.8%, respectively, in the first nine months of 1997 and in the year ended December 31, 1996. In addition, during the three months ended September 30, 1997 the Company added a total of eight net mobile MRI systems. Management believes that the recent financial performance of the Company does not yet fully reflect the benefit of these new systems.

  The primary components of the Company's business strategy are to (i) increase scan volumes; (ii) maximize return on invested capital; (iii) expand the scope of services provided; and (iv) pursue strategic acquisitions.

  Increase Scan Volumes. The Company believes that the demand for MRI procedures will continue to grow as new applications are developed and MRI continues to gain acceptance and replace other imaging modalities.

The Company has an opportunity to significantly increase its scan volumes by both adding new customers and increasing scans performed for existing customers. In response to the growing demand for MRI procedures, the Company added 23 net MRI systems and 146 net new MRI customers from January 1, 1995 to September 30, 1997. The Company expects to add 14 net new MRI systems by the end of 1998. The Company's decision to purchase new systems is typically predicated on obtaining new customer contracts which serve as the basis of demand for the new MRI systems.

  Maximize Return on Invested Capital. The Company actively manages the utilization of its MRI systems to maximize its return on invested capital (i.e., the amount of cash flow generated by each system relative to the carrying value of such system). In the nine months ended September 30, 1997, the Company generated an annualized return on invested capital of 42.9%. The Company typically upgrades the quality of its fleet in markets where demand is greatest and redeploys less advanced systems in markets where demand is lower in order to generate incremental cash flow. The Company estimates that, on average, a system can be utilized in a high demand market for approximately eight years when properly maintained and upgraded, after which time the system can either be utilized in a market with less demand or traded in for a new system.

  Expand the Scope of Services Provided. The Company intends to leverage its national presence and customer service capabilities by introducing new services, the demand for which management believes will increase as hospitals continue to outsource departments and cost centers and seek incremental revenue sources. The Company expects to expand into open MRI services, lithotripsy services and full-service management of hospital radiology departments. Open MRI systems are used on claustrophobic patients and patients whose size prohibits them from entering traditional MRI systems. Management believes that with the introduction of its first open MRI system in the fourth quarter of 1997, the Company will be the first operator to offer mobile open MRI service.

  Pursue Strategic Acquisitions. Management has designed an acquisition strategy for the Company which capitalizes on the consolidation occurring in the industry as well as the Company's ability to (i) access substantial and lower cost financial resources; (ii) realize significant synergies, operating expense reductions and overhead cost savings; (iii) apply its consolidation strategy to expand outside of diagnostic imaging in related services; (iv) utilize the Company's expertise in logistics and fleet management; and (v) leverage the Company's existing customer relationships to expand into new modalities.

  On October 20, 1997, Alliance announced the execution of a definitive agreement to acquire Medical Consultants Imaging Co. ("MCIC"), a Cleveland, Ohio based provider of mobile MRI services, CT services and other outsourced healthcare services. The acquisition also includes MCIC's one-half interest in an operating joint venture in Michigan. The purchase price consists of $13 million cash (subject to certain reductions) plus the assumption of approximately $5 million in financing arrangements. MCIC operates 14 mobile MRI systems and several other diagnostic imaging systems primarily in Ohio, Michigan, Indiana and Pennsylvania. The transaction was completed on November 21, 1997. In addition, the Company is currently engaged in acquisition discussions with several other MRI service providers. Management believes future acquisitions will enable the Company to redeploy systems in overlapping markets, resulting in higher utilization rates and the opportunity to increase penetration in other markets.

                                THE TRANSACTIONS

  In connection with the completion of the Offering, Alliance intends to consummate the Recapitalization pursuant to the Recapitalization Merger Agreement. In connection with the Transactions, the Company expects to enter into an agreement (the "Credit Agreement") providing for a $50 million term loan facility (the "Term Loan Facility") and a $75 million revolving loan facility (the "Revolving Loan Facility"), which will be available for the Company's working capital requirements and to finance acquisitions.

  In connection with the Transactions, Apollo will invest $37.3 million and BT Capital Partners, an affiliate of BT Alex. Brown Incorporated (the "BT Investor"), will invest $2.7 million of cash equity in the Company (collectively, the "Equity Investment"). Immediately following consummation of the Transactions, Apollo will own approximately 84% of the outstanding common stock of the Company (approximately 74% on a fully diluted basis) and the BT Investor will own approximately 6% of the outstanding common stock of the Company (approximately 5% on a fully diluted basis). In addition, Apollo and the BT Investor will purchase $14.1 million and $0.9 million, respectively, of the Company's Series F Preferred Stock. As part of the Recapitalization, common stock of Alliance with a value of approximately $4.5 million will be retained by existing stockholders of the Company, representing approximately 10% of the outstanding common stock of the Company. In addition, immediately following consummation of the Transactions, through a combination of (i) the continuation of existing options (having an option value of approximately $0.5 million) to purchase common stock of Alliance and (ii) the issuance of options pursuant to the Company's new option plan (the "New Option Plan"), management will own in excess of 11% of the equity of the Company on a fully-diluted basis.

  The Offering, the Recapitalization, the Equity Investment and the related borrowings under the Credit Agreement are collectively referred to herein as the "Transactions." The consummation of the Transactions will be concurrent, and the Offering is conditioned upon the other Transactions. The approximate sources and uses of funds in connection with the Transactions are presented in the following table, assuming the Transactions occurred as of September 30, 1997 (dollars in millions):

      SOURCES OF FUNDS:
      Term Loan Facility................................................ $ 50.0
      Notes.............................................................  165.0
      Redeemable Preferred Stock........................................   15.0
      Equity Investment(1)..............................................   40.0
                                                                         ------
        Total Sources................................................... $270.0
                                                                         ======
      USES OF FUNDS:
      Payment of cash consideration in Recapitalization(2).............. $165.6
      Repay outstanding indebtedness, net(3)............................   75.2
      Increase in cash..................................................    7.9
      Estimated fees and expenses.......................................   21.3
                                                                         ------
        Total Uses...................................................... $270.0
                                                                         ======

--------
(1) Does not include $4.5 million of equity retained by existing stockholders of the Company and the continuation by certain members of management of existing options to purchase common stock of Alliance having a value of approximately $0.5 million.

(2) Comprised of (a) payment for shares of common stock of Alliance (approximately $149.7 million), (b) payments with respect to outstanding warrants and options and change of control payments under employment agreements (approximately $13.8 million) and (c) payments pursuant to Alliance's Long-Term Incentive Plan (approximately $2.1 million).

(3) Net of approximately $1.1 million of net discounts on early payment of such indebtedness to which the Company is contractually entitled.

                                  THE OFFERING

Issuer......................  Alliance Imaging, Inc.

Securities Offered..........  $165,000,000 in aggregate principal amount of
                                 % Senior Subordinated Notes due 2005.

Maturity Date...............       , 2005.

Payment Dates...............  Interest on the Notes will accrue from the date of issuance and will be payable semiannually on
                              each     and    , commencing       , 1998.

Ranking.....................  The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all Senior Debt of the Company, including the indebtedness under the Credit Agreement. The Guarantees will be general unsecured obligations of the Guarantors and will be subordinated in right of payment to all Guarantor Senior Debt of the Guarantors. As of September 30, 1997, after giving pro forma effect to the Transactions, the Company would have had approximately $56.9 million of Senior Debt outstanding (excluding unused commitments of $75.0 million under the Credit Agreement).

Guarantees..................  The Notes will be unconditionally guaranteed on a senior subordinated basis by the Guarantors.

Optional Redemption.........  The Notes will be redeemable, in whole or in part, at the option of the Company, at any time
                              on or after       , 2001, at the redemption
                              prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In
                              addition, at any time on or prior to        ,
                              2000, the Company may redeem up to 40% of the aggregate principal amount of the Notes with the net proceeds of one or more Equity Offerings at the redemption price set forth herein plus accrued and unpaid interest, if any, to the date of redemption; provided, however, that after any such redemption 60% of the aggregate principal amount of the Notes issued must remain outstanding. See "Description of the Notes-- Redemption."

Change of Control...........  Upon the occurrence of a Change of Control, the
                              Company will be required to offer to purchase all outstanding Notes at a price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In the event of a Change of Control, there can be no assurance that the Company will have the financial resources or be permitted under the terms of its other indebtedness to repurchase the Notes. In addition, the Credit Agreement will restrict the Company's ability to repurchase the Notes, including pursuant to a Change of Control Offer. The occurrence of a default under the Indenture (as defined) will also cause a default under the Credit Agreement. See "Description of the Notes-- Change of Control."

Certain Covenants...........  The indenture pursuant to which the Notes will be issued (the "Indenture") will contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined) to: incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company and impose restrictions on the ability of a Restricted Subsidiary to pay certain dividends or make certain payments to the Company. See "Description of the Notes--Certain Covenants."

Offers to Purchase..........  In the event of certain asset sales, the Company will be required to offer to repurchase the Notes at a price equal to 100% of their principal amount plus accrued interest to the date of purchase. See "Description of the Notes--Certain Covenants--Limitation on Asset Sales."

Use of Proceeds.............
                              The Company intends to use the net proceeds from the Offering to partially fund the Transactions. See "Use of Proceeds."

  For more complete information regarding the Notes, including the definitions of certain capitalized terms used above, see "Description of the Notes."

                                  RISK FACTORS

  Prospective purchasers of the Notes should consider carefully the information set forth under the caption "Risk Factors," and all other information set forth in this Prospectus, in evaluating an investment in the Notes.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

  The summary historical consolidated financial information with respect to each year in the three-year period ended December 31, 1996 is derived from the consolidated financial statements of Alliance, which have been audited by Ernst & Young LLP, independent auditors. The financial information for the three months and the nine months ended September 30, 1996 and 1997 are unaudited, but in the opinion of management, reflects all adjustments necessary for a fair presentation of such information. Operating results for the three months and the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997. The summary historical consolidated financial information provided below should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."


                                                         NINE MONTHS         THREE MONTHS
                                 YEAR ENDED                 ENDED               ENDED
                                DECEMBER 31,            SEPTEMBER 30,       SEPTEMBER 30,
                          ---------------------------  ----------------  ---------------------
                            1994      1995     1996     1996     1997      1996       1997
                          --------   -------  -------  -------  -------  --------  -----------
                                             (DOLLARS IN THOUSANDS)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenues................  $ 57,875   $58,065  $68,482  $49,097  $62,285  $ 17,795   $ 22,374
Operating expenses,
 excluding depreciation.    31,093    28,342   32,344   23,549   27,499     8,530      9,684
Selling, general and
 administrative
 expenses...............     6,284     6,294    8,130    4,879    6,251     1,719      2,261
Depreciation expense....    13,424    12,202   12,737    9,170   11,222     3,122      4.078
Amortization expense,
 primarily goodwill.....       943     1,345    1,952    1,309    1,767       564        602
Interest expense, net...    10,758     5,053    5,758    4,184    5,315     1,501      1,758
Net income (loss)(1)....   (19,066)    4,102   12,801    5,051    8,083     1,949      2,636
                                                                         AS OF SEPTEMBER 30,
                                                                                 1997
                                                                         ---------------------
                                                                                       AS
                                                                          ACTUAL   ADJUSTED(2)
                                                                         --------  -----------
CONSOLIDATED BALANCE
 SHEET DATA :
Cash and short-term
 investments............                                                 $ 10,557   $ 18,427
Total assets............                                                  151,623    166,300
Total long-term debt,
 including current
 portion................                                                   83,073    221,884
Redeemable Preferred
 Stock..................                                                      --      14,400
Stockholders' equity
 (deficit)..............                                                   43,825    (88,899)
                                                         NINE MONTHS         THREE MONTHS
                                 YEAR ENDED                 ENDED               ENDED
                                DECEMBER 31,            SEPTEMBER 30,       SEPTEMBER 30,
                          ---------------------------  ----------------  ---------------------
                            1994      1995     1996     1996     1997      1996       1997
                          --------   -------  -------  -------  -------  --------  -----------
OTHER DATA:
EBITDA(3)...............  $ 20,498   $23,429  $28,008  $20,669  $28,535  $  7,546   $ 10,429
EBITDA margin(4)........      35.4%     40.3%    40.9%    42.1%    45.8%     42.4%      46.6%
Pro forma interest ex-
 pense, net(2)..........       --        --   $20,136      --   $15,102       --    $  5,034
Cash flows provided by
 (used in):
 Operating activities...  $ 12,784   $18,043  $21,731  $17,348  $22,090  $  6,482   $  8,397
 Investing activities...   (19,861)   (7,789) (27,936) (21,865) (33,546)   (7,418)   (14,001)
 Financing activities...     1,135    (1,604)   5,944    5,066   11,146     1,433      2,344
Capital expenditures(5).    22,361    11,383   34,376   24,705   34,175     6,762     13,842
Number of MRI systems at
 end of period..........        72        76       86       86       98        86         98
Comparable customer
 revenue growth(6)......      (0.1)%     6.9%     8.8%    11.5%    25.9%      3.9%      18.1%
Average scans per MRI
 system per day.........       5.8       5.8      6.7      6.7      7.2       7.0        7.5
Ratio of earnings to
 fixed charges(7).......       --        1.9x     2.1x     2.2x     2.7x      2.3x       3.0x

                                                   (footnotes on following page)

--------
(1) Net income (loss) includes special charges of $13.3 million for the year ended December 31, 1994 related to an equipment exchange transaction, the impairment of certain equipment, debt restructuring and employee severances; extraordinary gains (net of tax) of $6.3 million for the year ended December 31, 1996 related to the early extinguishment of debt; and an extraordinary gain (net of tax) of $1.3 million for the nine months ended September 30, 1997 related to the early extinguishment of debt.
(2) As adjusted consolidated balance sheet data at September 30, 1997 reflects the historical consolidated balance sheet of Alliance adjusted to give effect to the Transactions as if they had occurred at September 30, 1997. Pro forma interest expense, net, reflects net cash interest expense as adjusted to give effect to the Transactions as if they had occurred as of January 1, 1996 for the year ended December 31, 1996, and as of January 1, 1997 for the three and nine month periods ended September 30, 1997. See "Unaudited Pro Forma Consolidated Financial Information."
(3) EBITDA is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-recurring items (principally noncash). EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.
(4) EBITDA margin is defined herein as EBITDA divided by revenues. The Company believes EBITDA margin provides a comparative reference to measure EBITDA performance from period to period and against comparable sized companies in the industry and, as such, provides a supplemental mechanism to evaluate efficiency and overall operating performance.
(5) The substantial majority of Alliance's historical capital expenditures have related to either major upgrades to existing systems or the replacement of older, less-advanced systems with new, state-of-the-art technologically advanced systems. As a result of these historical investments, the Company believes that it has upgraded substantially all of its systems and expects most of its capital expenditures for at least the next three to five years to relate to net fleet additions through new system purchases.
(6) Represents period over period revenue growth for customers that generated revenues for the entire term of both periods.
(7) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of the rent expense from long-term equipment operating leases, which management believes is a reasonable approximation of an interest factor. Alliance's earnings were insufficient to cover fixed charges by $18.0 million for the year ended December 31, 1994.

                                 RISK FACTORS

  Prospective purchasers of the Notes should consider carefully the information set forth below as well as all other information set forth in this Prospectus, in evaluating an investment in the Notes.

SUBSTANTIAL LEVERAGE

  After giving effect to the Transactions, the Company's consolidated indebtedness will be approximately $221.9 million. This high level of indebtedness in comparison to historical indebtedness may reduce the flexibility of the Company to respond to changing business and economic conditions, as well as limit capital expenditures of the Company. The Credit Agreement and the Indenture will include significant operating and financial restrictions, such as limits on the Company's ability to incur indebtedness. On a pro forma basis, after giving effect to the Transactions, the Company's earnings would have been insufficient to cover fixed charges by $8.3 million for the year ended December 31, 1996, and by $0.7 million for the nine months ended September 30, 1997.

  The Company's high degree of leverage may have important consequences for the Company, including: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be on terms favorable to the Company; (ii) a substantial portion of the Company's cash flow will be used to pay the Company's interest expense, which will reduce the funds that would otherwise be available to the Company for its operations and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements and force it to modify its operations; (iv) the Company may be more highly leveraged than its competitors which may place it at a competitive disadvantage; and (v) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally. Any inability of the Company to service its indebtedness or obtain additional financing, as needed, would have a material adverse effect on the Company. A significant portion of the indebtedness to be incurred by the Company to finance the Transactions will bear interest at variable rates. Any increase in the interest rates on the Company's indebtedness will reduce funds available to the Company for its operations and future business opportunities and will exacerbate the consequences of the Company's leveraged capital structure.

RESTRICTIVE DEBT COVENANTS

  The Indenture will contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all of or substantially all of the assets of the Company and impose restrictions on the ability of a Restricted Subsidiary to pay certain dividends or make certain payments to the Company. See "Description of the Notes--Certain Covenants." In addition, the Credit Agreement is expected to contain a number of significant covenants that, among other things, will restrict the ability of the Company to (i) declare dividends or redeem or repurchase capital stock; (ii) prepay, redeem or purchase debt, including the Notes; (iii) incur liens and engage in sale-leaseback transactions; (iv) make loans and investments; (v) incur additional indebtedness; (vi) amend or otherwise alter debt and other material agreements; (vii) make capital expenditures; (viii) engage in mergers, acquisitions and asset sales; (ix) enter into transactions with affiliates; and (x) alter the business it conducts. The indebtedness outstanding under the Credit Agreement will be guaranteed by substantially all of the Company's domestic subsidiaries and will be secured by a first priority lien on substantially all of the properties and assets of the Company and its subsidiaries, now owned or acquired later, including a pledge of all of the shares of the Company's existing and future subsidiaries and up to 65% of the shares of the Company's future foreign subsidiaries which are owned by the Company or one of its subsidiaries. In addition, under the Credit Agreement, the Company will also be required to comply with financial covenants with respect to (i) a maximum leverage ratio; (ii) a minimum consolidated EBITDA; (iii) a minimum interest coverage ratio; and (iv) a minimum fixed charge coverage ratio. If the Company were unable to borrow under the Credit Agreement due to a default, it would be left without sufficient liquidity. See "Description of the Credit Agreement."

REGULATION

  Many aspects of the medical industry in the United States, including the Company's business, are subject to extensive federal and state government regulation. Although the Company believes that its operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect the Company's business.

  The marketing and operation of the Company's MRI and computed axial tomography ("CT") systems are subject to state laws prohibiting the practice of medicine by non-physicians. Management believes that its operations do not involve the practice of medicine because all professional medical services relating to its operations, such as the interpretation of the scans and related diagnoses, are separately provided by licensed physicians not employed by the Company. Further, the Company believes that its operations do not violate state laws with respect to the rebate or division of fees.

  The Company is subject to federal and state laws which govern financial and other arrangements between health care providers. These include the federal Medicare and Medicaid anti-kickback statutes which prohibit bribes, kickbacks, rebates and any other direct or indirect remuneration in return for or to induce the referral of an individual to a person for the furnishing, directing or arranging of services, items or equipment for which payment may be made in whole or in part under Medicare, Medicaid or other federal health care programs. Violation of the anti-kickback statute may result in criminal penalties and exclusion from the Medicare and other federal health care programs. Many states have enacted similar statutes which are not necessarily limited to items and services paid for under Medicare or a federally funded health care program. In recent years, there has been increasing scrutiny by law enforcement authorities, the U.S. Department of Health and Human Services ("HHS"), the courts and Congress of financial arrangements between health care providers and potential sources of patient and similar referrals of business to ensure that such arrangements are not designed as mechanisms to pay for patient referrals. HHS interprets the anti-kickback statute broadly to apply to distributions of partnership and corporate profits to investors who refer federal health care program patients to a corporation or partnership in which they have an ownership interest and to payments for service contracts and equipment leases that are designed to provide direct or indirect remuneration for patient referrals or similar opportunities to furnish reimbursable items or services. In July 1991, HHS issued "safe harbor" regulations that set forth certain provisions which, if met, will assure that health care providers and other parties who refer patients or other business opportunities, or who provide reimbursable items or services, will be deemed not to violate the anti-kickback statute. The Company is also subject to separate laws governing the submission of false claims. The Company is a party to a partnership for provision of MRI services. The Company believes that the partnership is in compliance with the anti-kickback statute. The Company believes that its other operations likewise comply with the anti-kickback statutes.

  A federal law, commonly known as the "Stark Law," also imposes civil penalties and exclusions for referrals for "designated health services" by physicians to certain entities with which they have a financial relationship (subject to certain exceptions). "Designated health services" include, among other things, MRI services. While implementing regulations have been issued relating to referrals for clinical laboratory services, no implementing regulations have been issued regarding the other designated health services, including MRI services. In addition, several states in which the Company operates have enacted or are considering legislation that prohibits "physician self-referral" arrangements or requires physicians to disclose any financial interest they may have with a health care provider to their patients to whom they recommend that provider. Possible sanctions for violating these provisions include loss of licensure and civil and criminal sanctions. Such state laws vary from state to state and seldom have been interpreted by the courts or regulatory agencies. Nonetheless, strict enforcement of these requirements is likely. The Company believes its operations comply with these federal and state physician self-referral laws.

  In some states, a certificate of need ("CON") or similar regulatory approval is required prior to the acquisition of high-cost capital items, including diagnostic imaging systems or provision of diagnostic imaging services by the Company or its customers. CON regulations may limit or preclude the Company from providing diagnostic imaging services or systems. A significant increase in the number of states regulating the Company's business within the CON or state licensure framework could adversely affect the Company. Conversely, repeal of existing CON regulations in jurisdictions where the Company has obtained or operates under a CON could also adversely affect the Company. This is an area of continuing legislative activity, and there can be no assurance that the Company will not be subject to CON and licensing statutes in other states in which it operates or may operate in the future. See "Business-- Regulation."

REIMBURSEMENT OF HEALTH CARE COSTS; COST CONTAINMENT PRESSURES; CONTRACTS

  The majority of payments to the Company are received directly from health care providers, rather than from private insurers, other third party payors or governmental entities. To a lesser extent, the Company's revenues are generated from direct billings to patients or their medical payors which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. Under current reimbursement regulations, the Company is prohibited from billing the insurer or the patient directly for services provided for hospital inpatients or outpatients. Payment to health care providers by third party payors for the Company's diagnostic services depends substantially upon such payors' reimbursement policies. Consequently, those policies have a direct effect on health care providers' ability to pay for the Company's services and an indirect effect on the Company's level of charges. Ongoing concerns about rising health care costs may cause more restrictive reimbursement policies to be implemented in the future. Restrictions on reimbursements to health care providers may affect such providers' ability to pay for the services offered by the Company and could indirectly adversely affect the Company's financial performance. See "Business--Reimbursement."

  The current health care environment is characterized by cost containment pressures which the Company believes have resulted in decreasing revenues per scan. Although scan prices appear to have stabilized, the Company expects modest continuing downward pressure on pricing levels. Although the Company has experienced increased scan volumes in 1995, 1996 and 1997, it has also had periods of declining volumes in prior years, and there can be no assurance that the recent positive trends will continue. Among other things, the Company is subject to the risk that customers will cease using the Company's MRI services upon expiration of contracts and purchase or lease their own MRI systems. In the past, when this has occurred, the Company has generally been able to obtain replacement customers. However, it is not always possible to immediately obtain replacement customers, and some replacement customers have been smaller facilities and have had lower scan volumes.

ACQUISITION STRATEGY

  The Company's expansion and acquisition strategy may require substantial capital, and no assurance can be given that the Company will be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities. Sufficient funds may not be available on terms acceptable to the Company, if at all. There can be no assurance that the Company will be able to successfully integrate the operations of any future acquisitions.

TECHNOLOGICAL CHANGE AND OBSOLESCENCE

  The Company's services require the use of state-of-the-art medical equipment that has been characterized by rapid technological advances. Although the Company believes that substantially all the MRI and CT systems it provides can be upgraded to maintain their state-of-the-art character, the development of new technologies or refinements of existing ones might make the Company's existing systems technologically or economically obsolete, or cause a reduction in the value of, or reduce the need for, the Company's systems. MRI systems are currently manufactured by numerous companies. Competition among manufacturers for a greater share of the MRI systems market may result in technological advances in the capacity of these new systems. Consequently, the obsolescence of the Company's systems may be accelerated. Although the Company is aware of no substantial technological change, should such change occur, there can be no assurance that the Company will be able to acquire the new or improved systems which may be required to service its customers.

SUBORDINATION OF NOTES AND THE GUARANTEES

  The Notes and the Guarantees will be unsecured and subordinated to the prior payment in full of all Senior Debt of the Company and all Guarantor Senior Debt of the Guarantors, respectively. As of September 30, 1997, on a pro forma basis after giving effect to the Transactions, the aggregate outstanding principal amount of all Senior Debt would have been approximately $56.9 million. In the event of a bankruptcy, liquidation or reorganization of the Company, the assets of the Company or the Guarantors will be available to pay obligations on the Notes only after all Senior Debt of the Company or all Guarantor Senior Debt of the Guarantors, as the case may be, has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes. In addition, the Company may not pay principal or premium, if any, or interest on the Notes if any Senior Debt is not paid when due or any other default on any Senior Debt occurs and the maturity of such Senior Debt is accelerated in accordance with its terms, unless, in either case, such amount has been paid in full or the default has been cured or waived and such acceleration has been rescinded. In addition, if any default occurs with respect to certain Senior Debt and certain other conditions are satisfied, the Company may not make any payments on the Notes for a designated period of time. Finally, if any judicial proceeding is pending with respect to any such default in payment on any Senior Debt or other default with respect to certain Senior Debt, or if the maturity of the Notes is accelerated because of a default under the Indenture and such default constitutes a default with respect to any Senior Debt, the Company may not make any payment on the Notes. See "Description of the Notes--Subordination."

FRAUDULENT TRANSFER CONSIDERATIONS

  The payment of the consideration in the Recapitalization to the stockholders of Alliance and the related financing (including the issuance of the Notes and the Guarantees) may be subject to review under federal or state fraudulent transfer laws. While the relevant laws may vary from state to state, under such laws, if a court in a lawsuit by a creditor or a representative of creditors of Alliance, such as a trustee in bankruptcy or one of such entities as debtor-in-possession, were to find that, at the time of or after and giving effect to the Transactions, Alliance (i) was insolvent or rendered insolvent thereby, (ii) was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured, or (iv) intended to hinder, delay or defraud creditors and, in the case of clauses (i), (ii) and (iii), that Alliance did not receive reasonably equivalent value or fair consideration in the Recapitalization, such court could avoid all or a part of the payment of the consideration in the Recapitalization and require that the stockholders, including stockholders exercising appraisal rights, return such consideration to Alliance or to a fund for the benefit of their respective creditors. In addition, if a court were to find that Alliance came within any of clauses (i) through (iv) above, Alliance, or its respective creditors or trustees in bankruptcy, could seek to avoid the grant of security interests to the lenders under the Credit Agreement or to subordinate or void altogether the Notes and the Guarantees. This would result in an event of default with respect to such indebtedness which, under the terms of such indebtedness (subject to applicable law), would allow the lenders to terminate their obligations thereunder and to accelerate payment of such indebtedness.

  The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. There can be no certainty as to what law a court would apply pursuant to applicable choice of law provisions, although it is likely that a court would apply the law of the state of incorporation of Alliance, federal bankruptcy law, the law of the jurisdiction in which the headquarters of Alliance is located or the law of the jurisdiction in which the Recapitalization is deemed to have occurred. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of such company's debts is greater than all such company's property at a fair valuation, or if the present fair saleable value of such company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured. There can be no assurance, however, that a court would not determine that Alliance was insolvent at the time of or after and giving effect to the Recapitalization. In addition, there can be no assurance that a court would not determine, regardless of whether Alliance was solvent, that the Recapitalization constituted a fraudulent transfer on another of the grounds listed above. Management believes that Alliance will be solvent following the consummation of the Transactions.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

  In the event of a Change of Control, the Company will be required to offer to repurchase all of the outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. The Credit Agreement will prohibit the repurchase of the Notes upon a Change of Control unless and until the indebtedness under the Credit Agreement is repaid in full. There can be no assurance that the Company will have sufficient funds available or will be permitted by the Credit Agreement and any other indebtedness to repurchase the Notes upon the occurrence of a Change of Control. The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. See "Description of the Notes--Change of Control."

RELIANCE ON KEY PERSONNEL

  The Company's success depends in large part upon a number of key management personnel, principally Messrs. Zehner and Pino. The loss of the service of one or more of its executive officers or other key management personnel could have a material adverse effect on the Company. Messrs. Zehner and Pino have entered into employment agreements and an agreement not to compete with Alliance which will become effective at the effective time of the Recapitalization. See "Management--Employment and Related Agreements."

COMPETITION

  The market for diagnostic imaging services and imaging systems is highly competitive. In addition to direct competition from other mobile providers, the Company competes with free-standing imaging centers and health care providers that have their own diagnostic imaging systems and with equipment manufacturers that sell or lease imaging systems to health care providers for full-time installation. Some of the Company's direct competitors that provide contract MRI services may have access to greater financial resources than the Company. In addition, some of the Company's customers are capable of providing the same services to their patients directly, subject only to their decision to acquire a high-cost diagnostic imaging system, assume the associated financial risk, employ the necessary technologists and satisfy applicable licensure and CON requirements, if any.

CONTROL BY APOLLO; POTENTIAL CONFLICTS OF INTEREST

  Upon consummation of the Transactions, Apollo will own approximately 84% of the outstanding common stock of the Company (approximately 74% on a fully diluted basis). Accordingly, Apollo and its general partner will control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the holders of shares of Alliance common stock, including adopting amendments to the Company's certificate of incorporation and approving mergers or sales of substantially all of the Company's assets. Apollo also holds a controlling interest in SMT Health Services Inc. ("SMT"), a leading provider of mobile MRI services in the Mid-Atlantic region of the United States and a competitor of the Company. If acquisition or other opportunities in the MRI industry are presented to Apollo, no assurance can be given that Apollo will offer such opportunities to Alliance and not to SMT.

ABSENCE OF PUBLIC MARKET

  The Notes are a new issue of securities which have no established trading market. It is expected that the Notes will be sold to a limited number of investors. The Company has been advised by the Underwriters that they intend to make a market in the Notes after the consummation of this Offering; however, the Underwriters are not obligated to do so, and any such market-making, if commenced, may be terminated at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, that may develop for the Notes.

                               THE TRANSACTIONS

  In connection with the completion of the Offering, Alliance intends to consummate the Recapitalization pursuant to the Recapitalization Merger Agreement. In connection with the Transactions, the Company expects to enter into the Credit Agreement providing for the $50 million Term Loan Facility and the $75 million Revolving Loan Facility which will be available to provide for the Company's working capital requirements and to finance acquisitions.

  In connection with the Transactions, Apollo will invest $37.3 million and the BT Investor will invest $2.7 million of cash equity in the Company. Immediately following consummation of the Transactions, Apollo will own approximately 84% of the outstanding common stock of the Company (approximately 74% on a fully diluted basis) and the BT Investor will own approximately 6% of the outstanding common stock of the Company (approximately 5% on a dully diluted basis). As part of the Recapitalization, common stock of Alliance with a value of approximately $4.5 million will be retained by existing stockholders of the Company, representing approximately 10% of the outstanding common stock of the Company. In addition, immediately following consummation of the Transactions, through a combination of (i) the continuation of existing options (having an option value of approximately $0.5 million) to purchase common stock of Alliance and (ii) the issuance of options pursuant to the Company's New Option Plan, management will own in excess of 11% of the equity of the Company on a fully-diluted basis.

  Also in connection with the Transactions, Apollo and the BT Investor will purchase $14.1 million and $0.9 million, respectively, of the Company's Series F Preferred Stock. The Series F Preferred Stock has a dividend rate of 13.50% per annum, payable quarterly in arrears, is redeemable at the option of the Company at stated redemption premiums and matures in 2007. Dividends on the Series F Preferred Stock are payable in kind for the first five years and thereafter in cash, subject to compliance with the Company's then-existing debt agreements. Apollo and the BT Investor will receive financing fees equal to 4% of their respective investments in the Series F Preferred Stock.

  A more detailed description of the Transactions is contained in Alliance's registration statement on Form S-4 (File No. 333-33787). See "Available Information."

                                USE OF PROCEEDS

  The net proceeds of the Company from the sale of the Notes are estimated to be $160.0 million. The Company intends to use the net proceeds, together with borrowings under the Credit Agreement, to fund the Transactions, to repay certain outstanding indebtedness and to pay fees and expenses relating to the Transactions. The indebtedness being repaid consists of approximately $76.2 million (comprising Alliance's senior notes and debt incurred to purchase equipment) that bears interest at rates of 8.0% to 11.4% per annum and matures from 1997 to 2002. See Note 4 of Notes to Alliance's Consolidated Financial Statements.

  The approximate sources and uses of funds in connection with the Transactions are set forth in the following table, assuming the Transactions occurred as of September 30, 1997.

                           SOURCES AND USES OF FUNDS
                                 (IN MILLIONS)

                               SOURCES OF FUNDS

      Term Loan Facility................................................ $ 50.0
      Notes.............................................................  165.0
      Redeemable Preferred Stock........................................   15.0
      Equity Investment(1)..............................................   40.0
                                                                         ------
        Total Sources .................................................. $270.0
                                                                         ======

                                 USES OF FUNDS

      Payment of cash consideration in Recapitalization(2).............. $165.6
      Repay outstanding indebtedness, net(3)............................   75.2
      Increase in cash..................................................    7.9
      Estimated fees and expenses.......................................   21.3
                                                                         ------
        Total Uses...................................................... $270.0
                                                                         ======

--------
(1) Does not include $4.5 million of equity retained by existing stockholders of the Company and the continuation by certain members of management of existing options to purchase common stock of Alliance having a value of approximately $0.5 million.

(2) Comprised of (a) payment for shares of common stock of Alliance (approximately $149.7 million), (b) payments with respect to outstanding warrants and options and change of control payments under employment agreements (approximately $13.8 million) and (c) payments pursuant to Alliance's Long-Term Incentive Plan (approximately $2.1 million).

(3) Net of approximately $1.1 million of net discounts on early payment of such indebtedness to which the Company is contractually entitled.

                           PRO FORMA CAPITALIZATION

  The following table sets forth the pro forma capitalization of the Company, assuming the Transactions had occurred on September 30, 1997. This table should be read in conjunction with the information contained in "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information" and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as Alliance's consolidated financial statements and the notes thereto included elsewhere in this Prospectus.


                                                                   PRO FORMA
                                                                AT SEPTEMBER 30,
                                                                      1997
                                                                ----------------
                                                                 (IN MILLIONS)
      Cash and short-term investments..........................      $ 18.4
                                                                     ======
      Long-term debt, including current portion:
        Term Loan Facility.....................................      $ 50.0
        Revolving Loan Facility(1).............................          --
        Other debt(2)..........................................         6.9
        Notes..................................................       165.0
                                                                     ------
          Total debt...........................................       221.9
      Redeemable Preferred Stock(3)............................        14.4
      Stockholders' equity (deficit):
        Common stockholders' equity (deficit)..................       (57.2)
        Accumulated deficit....................................       (31.7)
                                                                     ------
          Total stockholders' equity (deficit).................       (88.9)
                                                                     ------
            Total capitalization...............................      $147.4
                                                                     ======

--------
(1) The Revolving Loan Facility provides for borrowings of up to $75 million. See "Description of the Credit Agreement."
(2) Consists of capitalized lease obligations and purchase money obligations secured by equipment.
(3) Presented net of $0.6 million of financing fees.

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following unaudited pro forma combined consolidated balance sheet at September 30, 1997 reflects the historical consolidated balance sheet of Alliance adjusted to give effect to the Transactions as if they had occurred at September 30, 1997. The Recapitalization will be treated as a leveraged recapitalization in which there will be no changes to the carrying values of Alliance's net assets and the sales and purchases of Alliance's common stock will be accounted for as capital transactions at amounts received from or paid to stockholders.

  The following unaudited pro forma consolidated statements of operations for the nine months ended September 30, 1997 and the year ended December 31, 1996, respectively, reflect the historical operations of Alliance adjusted to give effect to the Transactions as if they had occurred as of January 1, 1997 for the nine months ended September 30, 1997, and as of January 1, 1996 for the year ended December 31, 1996.

  The unaudited pro forma consolidated financial information is based on the consolidated financial statements of Alliance giving effect to the Transactions under the assumptions and adjustments outlined in the accompanying Notes to Unaudited Pro Forma Consolidated Financial Information. Such pro forma adjustments are based upon available information and upon certain assumptions that the Company's management believes are reasonable under the circumstances. The unaudited pro forma consolidated balance sheet and statements of operations are provided for comparative purposes only and do not purport to represent the results that would have been obtained had the Transactions occurred on the dates indicated or that may be achieved in the future.

  The unaudited pro forma consolidated balance sheet and statements of operations and accompanying notes should be read in conjunction with the historical consolidated financial statements of Alliance included elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."

                             ALLIANCE IMAGING, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                               SEPTEMBER 30, 1997

                                 (IN THOUSANDS)

                                             HISTORICAL ADJUSTMENTS    PRO FORMA
                                             ---------- -----------    ---------
ASSETS
Current assets:
  Cash and short-term investments...........  $ 10,557   $  7,870 (a)  $ 18,427
  Receivables, net..........................    10,712        --         10,712
  Other current assets......................       997        --            997
                                              --------   --------      --------
    Total current assets....................    22,266      7,870        30,136
Equipment, net..............................    99,602        --         99,602
Intangible assets, net......................    26,657        --         26,657
Other assets................................     3,098      6,807 (b)     9,905
                                              --------   --------      --------
    Total assets............................  $151,623   $ 14,677      $166,300
                                              ========   ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Accounts payable..........................  $  3,039   $    --       $  3,039
  Accrued compensation and related expenses.     3,399        --          3,399
  Other accrued liabilities.................    11,268     (3,744)(c)     7,524
  Current portion of long-term debt.........    20,476    (18,206)(d)     2,270
                                              --------   --------      --------
    Total current liabilities...............    38,182    (21,950)       16,232
Other liabilities...........................     7,019     (2,066)(e)     4,953
Long-term debt..............................    62,597    157,017 (d)   219,614
                                              --------   --------      --------
    Total liabilities.......................   107,798    133,001       240,799
Redeemable preferred stock..................       --      14,400 (f)    14,400
Stockholders' equity (deficit):
  Preferred stockholders' equity............    18,000    (18,000)(e)       --
  Common stockholders' equity (deficit).....    36,671    (93,875)(e)   (57,204)
  Retained earnings (accumulated deficit) ..   (10,846)   (20,849)(e)   (31,695)
                                              --------   --------      --------
    Total stockholders' equity (deficit)....    43,825   (132,724)      (88,899)
                                              --------   --------      --------
    Total liabilities and stockholders'
     equity.................................  $151,623   $ 14,677      $166,300
                                              ========   ========      ========

                            See accompanying notes.

                            ALLIANCE IMAGING, INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              SEPTEMBER 30, 1997
  (a) Reflects the following:

                                                                 (IN THOUSANDS)
  Sources:
   Term Loan Facility...........................................    $ 50,000
   Notes........................................................     165,000
   Redeemable Preferred Stock...................................      15,000
   Equity Investment............................................      39,954
                                                                    --------
      Total sources.............................................    $269,954
                                                                    ========
  Uses:
   Repurchase Alliance equity...................................    $165,573
   Repay current debt...........................................      18,706
   Repay long-term debt.........................................      57,595
   Less discount on prepayment of debt, net.....................      (1,140)
   Transaction costs............................................      13,800
   Deferred financing fees for the Credit Agreement and the
    Notes.......................................................       6,950
   Redeemable Preferred Stock financing fees....................         600
   Increase in cash.............................................       7,870
                                                                    --------
      Total uses................................................    $269,954
                                                                    ========

  (b) Reflects financing fees associated with the Credit Agreement and the Notes, which will be amortized over their respective terms, as shown in the following table, net of $143,000 of deferred financing costs related to debt being repaid, which will be charged to expense.

                                                                       ANNUAL
                                                       AMORTIZATION AMORTIZATION
                  DESCRIPTION                   AMOUNT    PERIOD      EXPENSE
                  -----------                   ------ ------------ ------------
                                                     (DOLLARS IN THOUSANDS)
Term Loan Facility............................. $  800   6 years        $133
Revolving Loan Facility........................  1,200   5 years         240
Notes..........................................  4,950   8 years         619
                                                ------                  ----
    Total...................................... $6,950                  $992
                                                ======                  ====

  (c) Reflects income tax benefit from net tax deductible expenses incurred in connection with the Transactions.

  (d) Reflects the following:

                                                                        LONG-
                                                             CURRENT     TERM
                                                             --------  --------
                                                              (IN THOUSANDS)
Term Loan Facility.......................................... $    500  $ 49,500
Notes.......................................................      --    165,000
Retirement of existing debt.................................  (18,706)  (57,483)
                                                             --------  --------
                                                             $(18,206) $157,017
                                                             ========  ========

                            ALLIANCE IMAGING, INC.

                              SEPTEMBER 30, 1997

  (e) Reflects the following:

                                                                         OTHER
                         PREFERRED   COMMON    RETAINED      TOTAL     LONG-TERM
                          EQUITY*    EQUITY    EARNINGS     EQUITY    LIABILITIES   TOTAL
                         ---------  ---------  --------    ---------  ----------- ---------
                                                (IN THOUSANDS)
Repurchase Alliance
 equity................. $(18,000)  $(133,829) $(11,678)** $(163,507)   $(2,066)  $(165,573)
Transaction costs.......      --          --    (13,800)     (13,800)       --      (13,800)
Gain on repayment of
 debt...................      --          --        997          997        --          997
Income tax benefit from
 option and other
 payments, and gain on
 debt repayment, net....      --          --      3,632        3,632        --        3,632
Proceeds from sale of
 Common Stock in
 recapitalization.......      --       39,954       --        39,954        --       39,954
                         --------   ---------  --------    ---------    -------   ---------
                         $(18,000)  $ (93,875) $(20,849)   $(132,724)   $(2,066)  $(134,790)
                         ========   =========  ========    =========    =======   =========

--------
 * Alliance's Series D Convertible Preferred Stock will be converted into shares of Alliance Common Stock prior to the closing of the Transactions.
** Estimated cash used to settle outstanding employee stock options and change in control payments.

  The gross amount to be paid for Alliance Common Stock is $154.3 which represents the $11.00 per share repurchase price multiplied by 14,023,344 total shares. The total of 14,023,344 shares is comprised of the sum of: (1) 11,023,344 shares of Alliance Common Stock outstanding as of September 30, 1997; and (2) 3,000,000 shares of Alliance Common Stock to be issued with respect to the conversion of all outstanding shares of Alliance Series D Convertible Preferred Stock. The gross amount is then increased by $2.1 million in payment of the net value of warrants canceled and reduced by $4.5 million (411,358 shares at $11.00 per share) with respect to the retained shares, and $18.0 million related to the carrying value of Alliance's preferred equity converted to common shares, resulting in a net payment for Alliance equity of $133.8 million.

  (f) Reflects the sale of $15.0 million of the Company's Series F Preferred Stock. The Series F Preferred Stock is required to be redeemed by the Company ten years from its issue date at its stated value plus accrued and unpaid dividends. It may also be redeemed at the option of the Company at any time after its issue date at premiums declining over ten years from 13.5% (expressed as a percentage of the accreted face value) to 0%.

                             ALLIANCE IMAGING, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                                        PRO
                                          HISTORICAL ADJUSTMENTS    FORMA(A)(B)
                                          ---------- -----------    -----------
Revenues................................   $62,285    $    --         $62,285
Operating expenses, excluding
 depreciation...........................    27,499         --          27,499
Selling, general and administrative
 expenses...............................     6,251         375          6,626
                                           -------    --------        -------
Income before items below...............    28,535         375         28,160
Depreciation expense....................    11,222         --          11,222
Amortization expense, primarily
 goodwill...............................     1,767         744 (c)      2,511
Interest expense, net...................     5,315       9,787 (d)     15,102
                                           -------    --------        -------
Income (loss) before income taxes and
 extraordinary gain.....................    10,231     (10,906)          (675)
Income tax benefit (expense)............    (3,480)      3,480 (e)        --
                                           -------    --------        -------
Income (loss) before extraordinary gain.   $ 6,751    $ (7,426)          (675)
                                           =======    ========
Redeemable Preferred Stock dividends,
 including amortization of related fi-
 nancing fees...........................                               (1,616)(f)
                                                                      -------
Loss before extraordinary gain attribut-
 able to Common Stock...................                              $(2,291)
                                                                      =======
Ratio of earnings to fixed charges......                                  --  (g)


                            See accompanying notes.

                             ALLIANCE IMAGING, INC.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                             (DOLLARS IN THOUSANDS)

                                                                     PRO FORMA
                                           HISTORICAL ADJUSTMENTS     (A)(B)
                                           ---------- -----------    ---------
Revenues.................................   $68,482    $    --       $ 68,482
Operating expenses, excluding
 depreciation............................    32,344         --         32,344
Selling, general and administrative
 expenses................................     8,130         500         8,630
                                            -------    --------      --------
Income before items below................    28,008         500        27,508
Depreciation expense.....................    12,737         --         12,737
Amortization expense, primarily goodwill.     1,952         992 (c)     2,944
Interest expense, net....................     5,758      14,378 (d)    20,136
                                            -------    --------      --------
Income (loss) before income taxes and
 extraordinary gain......................     7,561     (15,870)       (8,309)
Income tax benefit (expense).............    (1,060)      1,060 (e)       --
                                            -------    --------      --------
Income (loss) before extraordinary gain..   $ 6,501    $(14,810)       (8,309)
                                            =======    ========
Redeemable Preferred Stock dividends,
 including amortization of related
 financing fees..........................                              (2,190)(f)
                                                                     --------
Loss before extraordinary gain
 attributable to Common Stock............                            $(10,499)
                                                                     ========
Ratio of earnings to fixed charges.......                                 --  (g)



                            See accompanying notes.

                            ALLIANCE IMAGING, INC.

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     NINE MONTHS ENDED SEPTEMBER 30, 1997 AND YEAR ENDED DECEMBER 31, 1996

(a) Reflects an annual management fee payable to Apollo Management, L.P. of $0.5 million; does not reflect an equal amount of expected general and administrative cost savings, primarily related to investor relations and board of directors fees and expenses.

(b) Non-recurring charges aggregating $20.9 million (comprised of $11.7 million used to settle outstanding employee stock options and other change in control payments and $13.8 million of transaction costs net of $1.0 million gain on repayment of debt and $3.6 million of estimated tax benefits) will be charged to operations upon the closing of the Transactions. These amounts have not been reflected in the unaudited pro forma consolidated statements of operations.

(c) Reflects amortization of deferred financing fees associated with the Transactions.

(d) Interest expense, as adjusted, reflects the elimination of historical interest expense due to the retirement of substantially all of the existing debt obligations and assumes that the following indebtedness and cash balance was outstanding as of the beginning of the respective reporting periods:

                                                                        ANNUAL
                                                                       INTEREST
                                                             PRINCIPAL EXPENSE
                                                             --------- --------
                                                               (IN THOUSANDS)
     Term Loan Facility, interest at LIBOR plus 2.50%
      (currently 8.25%)..................................... $ 50,000  $ 4,125
     Revolving Loan Facility, interest at LIBOR plus 2.25%
      (currently 8.00%) (including 0.50% annual commitment
      fee on pro forma unutilized balance of $75 million)...      --       375
     Notes, assumed interest at 9.75%.......................  165,000   16,088
     Other debt, weighted average interest at approximately
      9.50%.................................................    6,884      654
     Interest income, assumed interest at 6.00%.............   18,427   (1,106)
                                                                       -------
       Interest expense, net................................           $20,136
                                                                       =======

  A 1/8% variance in interest rates would change annual interest expense by approximately $246,000.

(e) Income tax adjustments reflect estimated effective tax rates applied to the pro forma adjustments excluding book/tax differences associated with nondeductible amortization expense. In accordance with FAS 109, "Accounting for Income Taxes," due to the occurrence of losses before income taxes and extraordinary items, no tax benefits have been recorded.

(f) The preferred stock dividend is calculated based on a 13.50% paid-in-kind rate compounded quarterly, plus amortization of $0.6 million of related financing fees over the ten year term of the preferred stock.

(g) Pro forma earnings were insufficient to cover fixed charges by $8.3 million for the year ended December 31, 1996, and $0.7 million for the nine months ended September 30, 1997.

            SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

  The following selected historical consolidated financial information with respect to each year in the five-year period ended December 31, 1996 is derived from the consolidated financial statements of Alliance. The consolidated financial statements of Alliance for each of the years in the three-year period ended December 31, 1996, are included elsewhere in this Prospectus. Such consolidated financial statements have been audited by Ernst & Young LLP, independent auditors. The financial information for the nine months ended September 30, 1996 and September 30, 1997 is unaudited, but in the opinion of management of Alliance reflects all adjustments necessary for a fair presentation of such information. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997. The selected financial information provided below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Alliance and the notes thereto included elsewhere in this Prospectus. See "Index to Consolidated Financial Statements."

                                                                             NINE MONTHS ENDED
                                    YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                          -------------------------------------------------  ------------------
                            1992      1993      1994       1995      1996      1996      1997
                          --------  --------  --------   --------  --------  --------  --------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenues................  $ 63,695  $ 60,728  $ 57,875   $ 58,065  $ 68,482  $ 49,097  $ 62,285
Costs and expenses:
 Operating expenses,
  excluding
  depreciation..........    32,043    31,768    31,093     28,342    32,344    23,549    27,499
 Selling, general and
  administrative
  expenses..............     5,842     6,538     6,284      6,294     8,130     4,879     6,251
 Depreciation expense...    12,408    13,617    13,424     12,202    12,737     9,170    11,222
 Amortization expense,
  primarily goodwill....       737       790       943      1,345     1,952     1,309     1,767
 Interest expense, net..    10,846    10,507    10,758      5,053     5,758     4,184     5,315
 Special charges........       --     17,500    13,339        --        --        --        --
                          --------  --------  --------   --------  --------  --------  --------
   Total costs and
    expenses............    61,876    80,720    75,841     53,236    60,921    43,091    52,054
                          --------  --------  --------   --------  --------  --------  --------
Income (loss) before
 income taxes and
 extraordinary gains....     1,819   (19,992)  (17,966)     4,829     7,561     6,006    10,231
Provision (benefit) for
 income taxes...........       766    (5,300)    1,100        727     1,060       955     3,480
                          --------  --------  --------   --------  --------  --------  --------
Income (loss) before
 extraordinary gains....     1,053   (14,692)  (19,066)     4,102     6,501     5,051     6,751
Extraordinary gains, net
 of taxes...............       --        --        --         --      6,300       --      1,332
                          --------  --------  --------   --------  --------  --------  --------
Net income (loss)(1)....  $  1,053  $(14,692) $(19,066)  $  4,102  $ 12,801  $  5,051  $  8,083
                          ========  ========  ========   ========  ========  ========  ========
CONSOLIDATED BALANCE
 SHEET DATA
 (AT END OF PERIOD):
Cash and short-term
 investments............  $  4,508  $  8,420  $  2,478   $ 11,128  $ 10,867  $ 11,677  $ 10,557
Total assets............   133,920   117,096   102,527    103,327   128,510   125,828   151,623
Long-term debt,
 including current
 maturities.............    90,456    95,986    79,208     75,880    89,025    88,598    83,073
Redeemable preferred
 stock..................       --        --     15,500     16,430     4,694    16,197       --
Stockholders' equity
 (deficit)..............    29,601    14,909    (1,665)     1,604    16,360     6,847    43,825
OTHER DATA:
EBITDA(2)...............  $ 25,810  $ 20,022  $ 20,498   $ 23,429  $ 28,008  $ 20,669  $ 28,535
EBITDA margin(3)........      40.5%     33.0%     35.4%      40.3%     40.9%     42.1%     45.8%
Cash flows provided by
 (used in):
  Operating activities..  $ 15,952  $ 12,708  $ 12,784   $ 18,043  $ 21,731  $ 17,348  $ 22,090
  Investing activities..   (18,650)  (14,188)  (19,861)    (7,789)  (27,936)  (21,865)  (33,546)
  Financing activities..      (534)    5,392     1,135     (1,604)    5,944     5,066    11,146
Capital expenditures(4).    21,123    19,184    22,361     11,383    34,376    24,705    34,175
Number of MRI systems at
 end of period..........        70        71        72         76        86        86        98
Comparable customer
 revenue growth(5)......        NA        NA      (0.1)%      6.9%      8.8%     11.5%     25.9%
Average scans per MRI
 system per day.........       6.3       5.7       5.8        5.8       6.7       6.7       7.2
Ratio of earnings to
 fixed charges(6).......       1.2x      --        --         1.9x      2.1x      2.2x      2.7x

                                                  (footnotes on following page)

--------
(1) Net income (loss) includes special charges of $13.3 million for the year ended December 31, 1994 related to an equipment exchange transaction, the impairment of certain equipment, debt restructuring and employee severances; extraordinary gains (net of tax) of $6.3 million for the year ended December 31, 1996 related to the early extinguishment of debt; and an extraordinary gain (net of tax) of $1.3 million for the nine months ended September 30, 1997 related to the early extinguishment of debt.
(2) EBITDA is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-recurring items (principally non-cash). EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.
(3) EBITDA margin is defined herein as EBITDA divided by revenues. The Company believes EBITDA margin provides a comparative reference to measure EBITDA performance from period to period and against comparable sized companies in the industry and, as such, provides a supplemental mechanism to evaluate efficiency and overall operating performance.
(4) The substantial majority of historical capital expenditures have related to either major upgrades to existing systems or the replacement of older, less-advanced systems with new, state-of-the-art technologically advanced systems. As a result of these historical investments, the Company believes that it has upgraded substantially all of its systems and expects most of its capital expenditures for at least the next three to five years to relate to net fleet additions through new system purchases.
(5) Represents period over period revenue growth for customers that generated revenues for the entire term of both periods.
(6) For purposes of computing this ratio, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of the rent expense from long-term equipment operating leases, which management believes is a reasonable approximation of an interest factor. Earnings were insufficient to cover fixed charges by $20.0 million and $18.0 million for the years ended December 31, 1993 and 1994, respectively.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of Alliance should be read in conjunction with Alliance's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Company is a leading nationwide provider of diagnostic imaging services and the largest operator of state-of-the-art mobile diagnostic imaging systems and related outsourced radiology services in the United States. The Company primarily provides MRI systems and services to hospitals and other health care providers on a mobile, shared user basis. The Company also provides dedicated, full-time MRI systems and services as well as full-service management of imaging operations for selected hospitals. The Company's services enable small to mid-size hospitals to gain access to advanced diagnostic imaging technology and related value-added services without making a substantial investment in equipment and personnel. The Company operates a fleet of 98 MRI systems and services 356 MRI customers in 36 states under exclusive contracts with an average remaining length of approximately 24 months as of September 30, 1997.

  The Company's revenues are principally a function of the number of systems in service, scan volumes and fees per scan. The Company generates substantially all of its revenues under exclusive one to eight-year contracts with hospitals and health care providers. The Company's contracts typically offer tiered pricing with lower fees per scan on incremental scans, allowing customers to benefit from increased scan volumes and the Company to benefit from the operating leverage associated with increased scan volumes. The Company expects modest continuing downward pressure on pricing levels as a result of cost containment measures in the health care industry. However, in many cases higher scan volumes justify lower prices on incremental scans.

  The principal components of the Company's operating costs include salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because a majority of these expenses are fixed, increased revenues as a result of higher scan volumes significantly improve the Company's profitability while lower scan volumes result in lower profitability.

  Since the beginning of 1995, Alliance has substantially increased revenues by adding new customers and increasing scan volumes at existing customer sites. During the same period, the growth rate of Alliance's EBITDA and net income increased more rapidly than the growth rate of revenues as a result of spreading costs (which are primarily fixed) over a larger revenue base and implementing cost reduction and containment measures.

  Alliance has historically focused on maximizing cash flow and return on invested capital nationwide, deploying new and upgraded systems in high volume markets and redeploying older, less advanced systems with lower carrying values in lower volume markets. Alliance's ongoing equipment trade-in and upgrade program has substantially improved the marketability and productivity of its MRI systems. Because Alliance owns substantially all of its MRI systems, it periodically evaluates its older, less marketable MRI systems to determine if it is more beneficial to continue to use such systems in lower volume markets, which are profitable but produce less revenue, or to trade in such equipment in connection with new system purchases. Since January 1, 1995, Alliance has invested approximately $78 million to upgrade and expand its fleet and currently maintains one of the most advanced fleets in the industry.

  The Company also provides CT services and imaging systems. Revenues from CT services and imaging systems accounted for less than 5% of the Company's revenues for the year ended December 31, 1996.

  On July 23, 1997, Alliance entered into the Recapitalization Merger Agreement, pursuant to which, among other things, a subsidiary of the Investor, subject to the terms and conditions of the Recapitalization Merger Agreement, will be merged with and into Alliance. Immediately following the Recapitalization, Apollo will own approximately 84% of the issued and outstanding common stock of Alliance and Alliance's existing shareholders will own approximately 10%. See "The Transactions." The pro forma effect of the Transactions is set forth under "Unaudited Pro Forma Consolidated Financial Information" and the notes thereto included elsewhere in this Prospectus.

  On October 20, 1997, the Company announced execution of a definitive agreement to acquire MCIC, a Cleveland, Ohio based provider of mobile MRI services, CT services and other outsourced healthcare services. The acquisition also includes MCIC's one-half interest in an operating joint venture in Michigan. The purchase price consists of $13 million cash plus the assumption of approximately $5 million in financing arrangements. MCIC operates 14 mobile MRI systems and several other diagnostic imaging systems, primarily in Ohio, Michigan, Indiana and Pennsylvania. The transaction was completed on November 21, 1997. This transaction will be primarily funded from existing cash reserves and debt assumed. Additional investments of this nature may be made in the future (subject to certain conditions contained in the Company's long-term financing arrangements) from a combination of cash reserves, cash flow from operations, common or preferred equity and the Revolving Loan Facility.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996.

  Revenues for the first nine months of 1997 were $62,285,000, an increase of $13,188,000 or 26.9%, over 1996. This increase reflects a scan-based MRI revenue increase of $11,706,000, or 26.9% ($2,515,000 or 5.8% as a result of MRI operations acquired subsequent to the first quarter of 1996), resulting from a 29.2% increase in total scan volume partially offset by a 1.8% decrease in the average revenue realized per MRI scan. The average daily scan volume per MRI system increased 7.5% to 7.2 from 6.7 in 1996. Management attributes the volume increase to the Company's continuing MRI systems upgrade program, which has enabled the Company to obtain new, long-term contracts from both existing and new customers, and to the effect of marketing programs implemented in early 1997. Management believes the decrease in average revenue realized per scan is the result of: many customers achieving discount price levels on incremental scan volumes; obtaining contracts with customers that have high scan volumes which justify lower scan prices; and continuing competitive pressure in the MRI service industry and cost containment efforts by health care payors. CT revenues increased $782,000, or 29.4%, as a result of internal growth and the fourth quarter 1996 acquisition of a small CT business. Other revenues increased $548,000 primarily as a result of the implementation in late 1996 of a program providing management services for a large portfolio of imaging systems owned by others.

  The Company operated 98 MRI systems at September 30, 1997 compared to 86 MRI systems at September 30, 1996. The average number of MRI systems operated by the Company was 89 during the first nine months of 1997, compared to 84 during the first nine months of 1996.

  Operating expenses, excluding depreciation, totaled $27,499,000 in the first nine months of 1997, an increase of $3,950,000, or 16.8%, from the first nine months of 1996. Payroll and related employee expenses increased $2,028,000, or 19.1%, primarily as a result of an increase in operating staffing levels necessary to support revenue growth. Repairs and maintenance expense increased $477,000, or 40.0%, due to an increased number of systems in service. Fuel and other vehicle expenses collectively increased $387,000, or 36.8%, primarily due to increasing fuel prices and the addition of new mobile MRI systems. Preventative maintenance and cryogen contract expense increased $186,000, or 2.8%, due to the expiration of the warranties on an increased number of MRI systems. Other operating expenses (including insurance, site fees, office expenses, equipment rental, supplies and professional services) increased $872,000, or 21.0%, as a result of the increased level of operations.

  Depreciation expense during the first nine months of 1997 totaled $11,222,000, an increase of $2,052,000, or 22.4%, from the 1996 level principally due to a higher amount of depreciable assets associated with equipment additions and upgrades. Amortization expense during the first nine months of 1997 increased $458,000, or 35.0%, over the 1996 period as a result of goodwill amortization associated with recent business acquisitions.

  Selling, general and administrative expenses totaled $6,251,000 in the first nine months of 1997, an increase of $1,372,000, or 28.1%, from the same period in 1996. Professional services expenses increased $566,000, or 147.0%, primarily due to costs associated with increased investor relations efforts and merger and acquisition activity. Payroll and related expenses increased $436,000, or 12.0%, primarily as a result of increased staffing levels necessary to support the Company's increased level of operations. Other expenses increased primarily as a result of expanded marketing programs and costs associated with relocating the Company's corporate offices.

  Interest expense of $5,315,000 in the first nine months of 1997 was $1,131,000, or 27.0%, higher than the same period in 1996, as a result of higher average outstanding debt balances during 1997 as compared to 1996. This increase was primarily related to the senior bridge loan (which was converted into Series D convertible preferred stock on March 26, 1997) and to the financing of several new imaging systems during the first nine months of 1997.

  An income tax provision of $3,480,000 was recorded in the first nine months of 1997, which was higher than the tax provision recorded in the same period in 1996 by $2,525,000, or 264.4%. The increase resulted from the increase in income before taxes and an increase in the Company's effective tax rate. The effective income tax rate increased to 34.0% in 1997 from 15.9% in 1996 because the Company's taxable income in 1997 is expected to exceed remaining available net operating loss carryforwards.

  The Company's income before extraordinary gain was $6,751,000 in the first nine months of 1997 compared to net income of $5,051,000 in the first nine months of 1996, an increase of $1,700,000, or 33.7%, primarily attributable to the increase in revenues achieved without a proportionate increase in costs and administrative expenses. The Company reported an extraordinary gain, net of income taxes, in the first quarter of 1997 of $1,332,000 on early extinguishment of debt in January 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues for 1996 were $68,482,000, an increase of $10,417,000, or 17.9%, over 1995. On April 26, 1996, Alliance acquired all of the outstanding shares of Royal Medical Health Services, Inc. ("Royal") and certain related assets. Excluding revenues of $2,895,000 from operations which were sold in the second half of 1995, the increase in revenues was $13,312,000, or 24.1%, with Royal accounting for $4,694,000, or 8.5% of the increase. This increase reflects a scan-based MRI revenues increase of $10,897,000, or 22.0%, ($4,532,000, or 9.2%, as a result of the Royal acquisition), resulting from a 23.4% increase in total scan volume partially offset by a 1.1% decrease in the average revenues realized per MRI scan. Royal accounted for 9.8% of the scan volume increase and 0.1% of the offsetting price per scan decrease. The average number of scans per day for each MRI system increased 15.5% to 6.7 in 1996 from 5.8 in 1995. Management attributes the non-Royal volume increase to Alliance's continuing MRI systems upgrade program, which has enabled Alliance to obtain new long-term contracts from both existing and new customers, and to the effect of some smaller acquisitions. Management believes the decrease in average revenues realized per scan is the result of: continuing competitive pressure in the MRI service industry and cost containment efforts by health care payors; obtaining contracts with customers that have high scan volumes which justify lower scan prices; and many customers achieving discount price levels on incremental scan volumes. Revenues under fixed fee contracts increased $893,000, or 43.8%, resulting from an increased number of MRI systems under such arrangements. Other revenues increased $891,000 primarily as a result of Alliance selling its investment in London-based Alliance Medical, Ltd. and recording a gain of $750,000. CT revenues increased $632,000, or 21.8%, primarily as a result of the third quarter 1995 and fourth quarter 1996 acquisitions of two CT businesses.

  Alliance operated 86 MRI systems at December 31, 1996 compared to 76 MRI systems at December 31, 1995. The average number of MRI systems operated by Alliance was 85 during 1996, compared to 74 during 1995.

  Operating expenses, excluding depreciation, totaled $32,344,000 in 1996, an increase of $4,002,000, or 14.1%, from 1995. Excluding expenses of $1,008,000 related to operations which were sold in the second half of 1995, the increase in operating expenses was $5,010,000, or 18.3%, with Royal contributing $2,333,000, or 8.5% of the increase. Payroll and related employee expenses increased $1,789,000, or 15.0%, which was in line with the revenue increase. Equipment rental expense increased $898,000, or 60.4%. The increase resulted from higher number of rented MRI systems in operation and Alliance's leasing of 20 new tractors in 1996. Other operating expenses increased $751,000, which was offset by a $761,000 decrease in preventive maintenance contract and cryogen expense, primarily as a result of more efficient systems and lower contract rates associated with Alliance's equipment upgrade program.

  Depreciation expense during 1996 totaled $12,737,000, an increase of $535,000, or 4.4%. Excluding depreciation expense of $638,000 related to operations which were sold in the second half of 1995, depreciation expense increased $1,173,000, or 10.1%, from the 1995 level principally due to a higher amount of depreciable assets associated with equipment additions and upgrades and the Royal acquisition. Amortization expense in 1996 increased $607,000, or 45.1%, over the 1995 period as a result of the Royal acquisition and four smaller acquisitions in late 1995 and 1996.

  Selling, general and administrative expenses totaled $8,130,000 in 1996, an increase of $1,836,000, or 29.2%, from 1995. Excluding expenses of $369,000 related to operations sold in the second half of 1995, selling, general and administrative expenses increased $2,205,000, or 37.2%. Payroll and related expenses increased $1,457,000, primarily as a result of increased employee compensation related to increased sales commissions, performance compensation in connection with the increase in net income, early achievement of long term incentive plan objectives and increased staffing levels. Bad debt expense increase $567,000 in 1996 compared to 1995.

  Interest expense of $5,758,000 in 1996 was $705,000, or 14.0%, higher than 1995, primarily as a result of higher average outstanding debt balances during 1996 as compared to 1995. This increase related to debt assumed in connection with the Royal acquisition and additional borrowing related to equipment additions.

  An income tax provision of $1,060,000 was recorded in 1996. Alliance's pre-tax income in 1996 was substantially offset by net operating loss carryforwards; however, certain federal alternative minimum taxes and state tax liabilities applied to this income, giving rise to the tax provision recorded. In 1995, an income tax provision of $727,000 was recorded, also related to certain federal alternative minimum taxes and state tax liabilities. Alliance's 1996 effective tax rate of approximately 14% of pre-tax income before extraordinary gains was comparable to the 1995 rate. At December 31, 1996, Alliance had approximately $26,400,000 of net operating loss carryovers available for federal regular income tax purposes to offset future taxable income, subject to certain limitations. Approximately $4,500,000 of this amount is not subject to such limitations; consequently, approximately $6,700,000 of operating loss carryovers is available in 1997 for regular federal income tax purposes. Alliance expects its future effective tax rate to increase as these net operating loss carryovers are fully utilized.

  Alliance's net income before extraordinary gains was $6,501,000 in 1996 compared to net income of $4,102,000 in 1995, an increase of $2,399,000, or 58.5%, primarily attributable to the increase in revenues achieved without a proportionate increase in operating and selling, general and administrative expenses. Alliance reported extraordinary gains, net of income taxes, in the fourth quarter of 1996 of approximately $6,300,000 on early extinguishment of debt.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues for 1995 were $58,065,000, an increase of $190,000, or 0.3%, over 1994. This increase reflects a $1,557,000 increase in MRI revenues under fixed fee contracts and an increase in CT and other revenues totaling $125,000, offset by a $1,492,000, or 2.9%, decrease in scan-based MRI revenues. The decrease in scan-based MRI revenues resulted from a 5.8% increase in scan volume offset by an 8.2% decrease in average revenues realized per MRI scan. Management attributes the volume increases to Alliance's continuing MRI systems upgrade program, which has enabled Alliance to obtain new long-term contracts from both existing and new customers. The average number of scans per day for each MRI system remained unchanged at 5.8. Management believes the decrease in average revenues realized per scan is the result of continuing competitive pressure in the MRI service industry and cost containment efforts by health care payors, as well as obtaining contracts with customers that have high scan volumes which justify lower scan prices on incremental scan volume. The increase in MRI revenues under fixed fee contracts is a result of a higher number of systems deployed in full-time temporary assignments, including several older systems awaiting trade-in on new equipment. CT and other revenues increases are generally associated with the acquisition of a mobile CT business and the gain on sale of equipment and a related service contract, offset by lower other imaging revenue resulting from the disposition of Alliance's full-service imaging center in Fresno, California as of September 30, 1995. Alliance operated 76 MRI systems at December 31, 1995, compared to 72 systems at December 31, 1994. The average number of MRI systems operated by Alliance was 74 in 1995, compared with 73 during 1994.

  Operating expenses, excluding depreciation, totaled $28,342,000 in 1995, a decrease of $2,751,000, or 8.8%, from 1994. Payroll and related employee expenses decreased $336,000, or 2.7%, to $12,153,000 due to more efficient staffing associated with cost reduction efforts and a larger number of systems staffed by customer personnel in 1995. Maintenance and cryogen contract expense declined $288,000, or 3.1%, to $9,079,000, as a result of an increased number of newer, efficiently-operating systems in the fleet in 1995 and lower contract rates, partially offset by an increased number of systems. Equipment rental expense decreased $828,000, or 33.9%, to $1,618,000, as operating leases expired and Alliance returned the related equipment to the lessor. The leased equipment was generally replaced with low cost used MRI systems purchased by Alliance. Professional medical services, supplies, site fees and repairs expenses collectively decreased $1,443,000 or 40.0%, to $2,805,000, primarily as a result of reduced physician staffing and other cost control efforts at Alliance's full-service imaging center in Fresno, California, which was disposed of effective September 30, 1995.

  Depreciation expense during 1995 decreased $1,222,000, or 9.1%, from the 1994 level due to a lower amount of depreciable assets, resulting from equipment write-downs in late 1994, partially offset by equipment additions in 1995. Amortization expense in 1995 increased $402,000, or 42.6%, over 1994 because of the revision of the amortization period for goodwill from 40 to 25 years, effective October 1, 1994, and a small business acquisition in 1995.

  Selling, general and administrative expenses were essentially unchanged from the prior year. Payroll and related employee expenses increased $629,000, or 15.7%, as a result of long-term deferred incentive compensation costs and inflationary pressures. Bad debt expense decreased $609,000, or 100.0%, to zero in 1995 as a result of revised billing practices and continuing intensive collection efforts, primarily with respect to Alliance's retail accounts receivable.

  Interest expense of $5,053,000 in 1995 was $5,705,000, or 53.0%, lower than in 1994 primarily as a result of Alliance's comprehensive debt restructuring, effective as of December 31, 1994, and lower average outstanding debt balances in 1995.

  Alliance recorded special charges totaling $13,339,000 in the fourth quarter of 1994. No such charges were incurred in 1995. Including these charges, the loss before taxes totaled ($17,966,000) in 1994, compared to income before taxes of $4,829,000 in 1995, an improvement of $22,795,000. Although the preceding amounts before taxes are not representative of operating performance in accordance with GAAP, they have been provided to highlight the significant non-recurring element contained within the GAAP net income measurement. This improvement resulted from significantly reduced operating expenses (including depreciation), substantially lower interest expense and the absence of special charges in 1995. Income before taxes in 1995 increased $9,456,000 over 1994's loss before taxes without the effects of special charges.

  An income tax provision of $727,000 was recorded in 1995. Alliance's pre-tax income in 1995 was substantially offset by net operating loss carryforwards; however, certain federal alternative minimum taxes and state tax liabilities applied to this income, giving rise to the tax provision recorded. In 1994, an income tax provision of $1,100,000 was recorded as a result of federal alternative minimum tax and certain state income taxes related to cancellation of debt income for tax purposes associated with Alliance's financial restructuring, as well as increased valuation allowances for deferred tax assets. However, these reserved tax assets may be available to reduce future income tax provisions. At December 31, 1995, Alliance had approximately $33,000,000 in federal net operating loss carryforwards available to offset future taxable income, subject to certain limitations.

  Alliance's net income was $4,102,000 in 1995, compared to a net loss of ($19,066,000) in 1994, an increase of $23,168,000, primarily attributable to the increased operating profits, lower interest expense and absence of special charges in 1995, as explained above. Net income in 1995 increased $9,354,000 over the net loss in 1994 without the effect of the special charges and related tax impact. Although the preceding amount of net loss excludes the effects of special charges and income taxes is not representative of operating performance in accordance with GAAP, it has been provided to highlight the significant non-recurring element contained within the GAAP net loss measurement. This increase is attributable to higher operating profit and lower interest expense in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  Alliance generated $12.8 million, $18.0 million and $21.7 million from operating activities in 1994, 1995 and 1996, respectively, and $17.3 million and $22.1 million in the first nine months of 1996 and 1997, respectively. The increase in cash provided by operating activities reflects the increase in scan volumes and improved operating performance. Capital expenditures, consisting primarily of new equipment purchases, totaled $22.4 million, $11.4 million and $34.4 million in 1994, 1995 and 1996, respectively, and $34.2 million in the first nine months of 1997. Since January 1, 1995, Alliance has upgraded 23 MRI systems and purchased 35 new MRI systems, including replacement systems. As of December 31, 1996, Alliance had binding equipment purchase commitments totalling approximately $29.2 million. Alliance expects to purchase the equipment under these commitments in 1997 and finance such purchases with installment debt primarily provided by the equipment manufacturers.

  The Company's primary cash needs consist of capital expenditures and debt service. The Company incurs capital expenditures for the purposes of (i) providing routine upgrades of its MRI systems; (ii) replacing or making major upgrades to older, less advanced systems with new state-of-the-art systems; and (iii) purchasing new systems. The Company estimates that routine annual upgrade expenditures average approximately $25,000 per system or approximately $2.4 million in the aggregate, based on the fleet size at September 30, 1997. In addition to these routine expenditures, the Company expects capital expenditures to be approximately $12 million in the last three months of 1997 which reflects the anticipated purchase of eight new MRI systems, including replacement systems. The Company expects capital expenditures to be approximately $20 million in 1998, which includes the anticipated purchase of 10 new MRI systems and routine upgrade expenditures. The Company's decision to purchase a new system is typically predicated on obtaining new or extending existing customer contracts which serve as the basis of demand for the new system.

  After giving effect to the Transactions, the Company will be capitalized with $165.0 million of Notes, a $125.0 million Credit Agreement consisting of a $50.0 million Term Loan Facility and a $75.0 million Revolving Loan Facility, $6.9 million of other obligations and $15.0 million of Series F Preferred Stock. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus, payable semiannually, and will require no principal repayments until maturity. The Term Loan will mature on the sixth anniversary of the initial borrowing and will require annual principal repayments of $0.5 million per year during the first five years and $47.5 million in the sixth year. The Revolving Loan Facility will mature on the fifth anniversary of the initial borrowing and will have mandatory commitment reductions of $37.5 million on the fourth and fifth anniversaries of the initial borrowing. The interest rate under the Credit Agreement is expected to be based on LIBOR. The Credit Agreement will contain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances, and prepayments of other indebtedness. In addition, the Credit Agreement will require loans to be prepaid with 100% of the net proceeds of non-ordinary-course asset sales or other dispositions of property, issuances of debt obligations and certain preferred stock and certain insurance proceeds, 75% of annual excess cash flow and 50% of the net proceeds from common equity and certain preferred stock issuances, in each case subject to limited exceptions. Voluntary prepayments are permitted in whole or in part. See "Description of the Credit Agreement". The Series F Preferred Stock will pay dividends at the rate of 13.5% per annum, payable quarterly in arrears, with such dividends payable in kind at the option of the Company for the first five years from the issue date. The Series F Preferred Stock is mandatorily redeemable for its liquidation preference plus accrued and unpaid dividends on the 10th anniversary of the issue date. The Series F Preferred Stock is redeemable at the option of the Company prior to the 10th anniversary at premiums (expressed as a percentage of the accreted face value) declining over ten years from 13.5% to 0%. The Company does not currently intend to pay dividends in cash on the Series F Preferred Stock prior to the fifth anniversary of the issue date and does not currently intend to redeem the Series F Preferred Stock prior to the mandatory redemption date.

  The Company believes that after giving effect to the Transactions and the incurrence of indebtedness related thereto, based on current levels of operations and anticipated growth, its cash from operations, together with other available sources of liquidity, including borrowings available under the Revolving Loan Facility, will be sufficient over the next several years to fund anticipated capital expenditures and make required payments of principal and interest on its debt, including payments due on the Notes and obligations under the Credit Agreement. In addition, the Company continually evaluates potential acquisitions and expects to fund such acquisitions from its available sources of liquidity, including borrowings under the Revolving Loan Facility.

  The Company's expansion and acquisition strategy may require substantial capital, and no assurance can be given that the Company will be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to the Company, if at all.

                                   INDUSTRY

  Diagnostic Imaging. Diagnostic imaging involves the use of non-surgical techniques to generate representations of internal organs on film or video. Diagnostic imaging systems have evolved from conventional x-rays to the advanced technologies of MRI, CT, ultrasound, nuclear medicine, mammography, positron emission tomography ("PET") and fluoroscopy. The market for diagnostic imaging services in the United States is estimated to be in excess of $50 billion annually, or 5% to 6% of total health care spending. MRI services constituted approximately $6 to $7 billion of the diagnostic imaging industry in 1996.

  Patients are typically billed for diagnostic imaging services by their hospitals. The bill consists of a technical fee or charge for use of the equipment as well as a professional fee for the services of the radiologist who interprets the data. Hospitals which outsource diagnostic imaging equipment and services pay providers directly and collect fees for service and technical charges from payors.

  Magnetic Resonance Imaging. Magnetic resonance imaging involves the use of high strength magnetic fields to produce computer-processed cross-sectional images of the anatomy. MRI services are provided by hospitals with in-house systems, independent fixed site operators and independent mobile operators. The approximately 4,000 MRI systems in the United States include 2,400 hospital owned systems, 1,000 independent fixed site systems and approximately 600 mobile systems. The MRI industry has experienced rapid growth as a result of increased physician acceptance of diagnostic imaging, substitution of MRI for other imaging modalities (including x-ray based techniques), expanding applications for MRI technology and health care reform which encourages outpatient services. Total scan volumes have increased from 5.4 million in 1990 to 8.8 million in 1996. According to an industry consultant, scan volumes are projected to grow at approximately 7% to 8% per year through 1999 and at 5% per year thereafter.

  The MRI services industry is highly fragmented. Recently, however, the industry has begun to undergo consolidation. The Company believes such consolidation is primarily the result of (i) economies of scale in the provision of services to a larger customer base; (ii) cost-effective purchasing of equipment, supplies and services by larger companies; and (iii) the decision by many smaller, capital constrained operators to sell their MRI businesses rather than make substantial investments in new imaging systems. Despite the recent trend, management estimates that as of September 30, 1997, the top eight MRI service providers operated only 13% of the total MRI systems in the United States.

  The history of the MRI industry can be divided into three periods: (i) initial growth from 1984-1992; (ii) downturn in 1993-1994; and (iii) renewed growth and consolidation beginning in 1995-1996. The increased use of MRI as a diagnostic tool between 1984 and 1992 resulted from a variety of factors including falling equipment costs, increased physician acceptance of the technology, increased number of clinical applications and Medicare reform enacted by Congress in 1983, which encouraged outpatient treatment.

  Changes in the health care industry and legislative reform between 1992 and 1994 slowed the growth of the MRI industry. The threat of health care reform and the desire to control medical costs and pricing, placed physicians under tremendous scrutiny to control costs and further contributed to the decrease in use of MRI by the medical profession. Simultaneously, the shift towards health maintenance organizations and the trend to decrease utilization of outpatient services and accept declining reimbursement rates (a 20% decline in reimbursement rates was experienced between 1992-1994) led to a period in which the use of MRI as a diagnostic tool was limited.

  Despite the new cost-conscious environment in which hospitals and physicians operated, the advantages of MRI as compared to other forms of diagnostic imaging, development of new practical uses of MRI and increased Medicare reimbursement (1%-2% increase per year between 1994-1996) resulted in increased MRI use beginning in 1995-1996. See "Business--Reimbursement."

  Imaging Systems and Technology. MRI technology dates back to 1971 when Dr. Raymond Damadian began applying principles of magnetic resonance to the field of diagnostic imaging. In 1984, the FDA approved the sale of MRI systems to community hospitals and private clinics. A principal element underlying magnetic resonance imaging is that atoms in various kinds of body tissue behave differently in response to a magnetic field, enabling the differentiation of internal organs and structures and normal and diseased tissue. MRI facilitates the diagnosis of diseases and disorders at an early state, often minimizing the cost and amount of care needed and frequently eliminates the need for invasive diagnostic procedures. MRI is the preferred imaging modality for the brain, the spine and other internal organs because it produces a superior image of soft tissue, without artifacts from bony structures that are sometimes apparent with x-ray based imaging techniques. In addition, unlike x-rays and CT, MRI does not expose patients to ionizing radiation. Applications for MRI include detection of brain lesions, such as multiple sclerosis, tumors, strokes and infections, spinal injuries, diseases and congenital disorders, and heart, chest, abdomen, ligament, tendon and joint injuries or diseases.

  The major components of an MRI system are a large magnet, radio wave equipment, and a computer for data storage and image processing. During an MRI study, a patient lies on a table which is then placed into the magnet. The patient spends approximately 15 to 45 minutes inside the magnet, depending upon the type of MRI system and diagnostic study, during which time images of multiple planes are acquired. Images obtained from an MRI examination are displayed on a computer screen in the form of a cross-section of the organ or tissue. This information can be stored on magnetic media for future access or printed on film for interpretation by a physician and retention in the patient's files.

  Depending upon type, features and options selected, an MRI system and related housing and installation generally cost between $1.6 million and $2.2 million. The largest manufacturers of MRI systems are General Electric Medical Systems, Siemens Medical Systems, Phillips N.V. and Picker International. These manufacturers also supply maintenance and service under warranties and contracts. Industry participants typically enter into contracts with the manufacturers after the expiration of the warranty for comprehensive maintenance programs on equipment to minimize downtime (the period of time equipment is unavailable during scheduled use hours because of malfunctions).

  Research and Contrast Enhancement. Research is currently being conducted for additional uses of MRI and the Company believes more applications for MRI may be developed in the future. Contrast agents enhance the use of MRI in the detection of neurological lesions, including specific types of brain tumors. Contrast agents also enhance images of the post-operative spine, and are under investigation for use in the liver and other organ systems. MRI's role in the evaluation of cardiac disease and diseases of the bone marrow and joints is also on the increase. New technological developments are expected to extend the clinical uses of this technology and to increase the number of scans performed by the Company's customers. In October 1995, Medicare began to reimburse MRA procedures on a limited basis. MRA utilizes MRI technology to view blood flow of the head and neck. Prior to October 1995, MRA procedures were considered experimental and were not reimbursed by Medicare. Some MRA procedures have been approved by Medicare; it is expected that additional MRA procedures will be approved in the near future.

  Mobile MRI. Mobile MRI operators provide a cost-effective alternative enabling hospitals to access MRI technology. Mobile MRI operators use specially designed vans or trailers to transport MRI systems to hospitals and provide trained technologists to perform the scans. Operators typically enter into long-term contracts to provide a scheduled amount of service on a fee-per-scan basis. Operators then design schedules for each system to rotate among multiple hospitals in a manner that optimizes the utilization of each system.

  Mobile MRI systems typically operate in non-metropolitan areas, targeting small to mid-sized hospitals that do not own imaging systems. These hospitals often cannot afford the significant capital investment associated with MRI systems or lack the patient volume to utilize the systems in a cost-effective manner. In addition, CON and other licensing requirements in many states have further limited hospitals' ability to purchase MRI systems. However, such hospitals need state-of-the-art diagnostic imaging technology to remain competitive. In addition, many medical professionals have become increasingly aware of the risks of medical malpractice suits and believe that such risks would be reduced by utilizing state-of-the-art medical technology and related services.

                                   BUSINESS

GENERAL

  The Company is a leading nationwide provider of diagnostic imaging services and the largest operator of state-of-the-art mobile diagnostic imaging systems and related outsourced radiology services in the United States. The Company primarily provides MRI systems and services to hospitals and other health care providers on a mobile, shared user basis. The Company also provides dedicated, full-time MRI systems and services as well as full-service management of imaging operations for selected hospitals. The Company's services enable small to mid-size hospitals to gain access to advanced diagnostic imaging technology and related value-added services without making a substantial investment in equipment and personnel. The Company operates a fleet of 98 MRI systems and services 356 MRI customers in 36 states under exclusive contracts with an average remaining length of approximately 24 months as of September 30, 1997.

  Since the beginning of 1995, Alliance has substantially increased revenues by adding new customers and increasing scan volumes at existing customer sites. During the same period, the growth rate of Alliance's EBITDA and net income has exceeded the growth rate of revenues principally as a result of spreading costs (which are primarily fixed) over a larger revenue base and implementing cost reduction and containment measures.

COMPETITIVE STRENGTHS

  The Company attributes its market leadership and its significant opportunities for continued growth and increased profitability to the following strengths:

  Largest Provider of Mobile MRI Services. The Company operates 98 MRI systems in 36 states. The Company believes that the next largest mobile operator has a fleet of approximately 70 MRI systems. Compared to its smaller competitors, the Company believes it benefits from (i) significant equipment purchasing savings; (ii) attractive service and maintenance contracts from its primary equipment suppliers; (iii) strong name recognition and a reputation for quality service; (iv) substantial financial flexibility and access to lower-cost capital; and (v) the ability to efficiently deploy systems in a manner which maximizes fleet utilization while satisfying customer requirements.

  Technologically Advanced MRI Fleet. The Company has invested approximately $78 million since January 1, 1995 to replace and upgrade existing systems and to purchase new systems. As a result, the Company believes that it has upgraded substantially all of its systems and expects most of its capital expenditures for at least the next three to five years to relate to new system purchases. Of the Company's 98 MRI systems, 73 are state-of-the-art, high-field 1.0 or 1.5 Tesla systems and 13 are state-of-the-art, mid-field 0.5 Tesla systems. The Company believes its fleet is among the newest and most advanced in the industry, enabling the Company to perform a wider variety and greater volume of scans and produce higher quality images, which the Company believes provides a significant competitive advantage. Moreover, all of the Company's state-of-the-art systems are designed to facilitate hardware and software upgrades. As a result, the Company's systems should remain on the leading edge of technological developments. In addition, while many of its competitors lease their systems, the Company owns the vast majority of its systems, generally providing greater flexibility and lower costs over the life of the systems.

  Exclusive, Long-Term Contracts in Attractive Markets. The Company generates substantially all of its revenues from exclusive, long-term contracts with hospitals and other health care providers, with the price for its services determined on a fee-per-scan basis. The Company has 20, 84 and 77 contracts that will expire, if not renewed or extended, in the fourth quarter of 1997, and the years 1998 and 1999, respectively. The Company anticipates that it will renew or extend substantially all of these contracts. The Company's contracts typically offer tiered pricing with lower fees on incremental scans, allowing customers to benefit from increased scan volumes and the Company to benefit from the operating leverage associated with increased scan volumes. Accordingly, tiered pricing enables the Company to retain customers who may be considering purchasing their own MRI systems rather than renewing a contract with a mobile provider. As of September 30, 1997, the Company had 356 MRI customers under exclusive contracts which averaged approximately 24 months in remaining length. Most of the Company's contracts are with hospitals that have fewer than 200 beds, many of which may lack the financial resources or patient volume to justify the purchase of an MRI system.

  Superior Customer Service and Strong Customer Relationships. The Company positions itself as a service company rather than solely as an equipment provider and competes on the basis of value-added services in addition to price. The Company differentiates itself from competitors by aggressively marketing its services to referring physicians, radiologists and hospital administrators and by having the advanced imaging systems, trained technologists, fleet management capabilities and fleet size to accommodate the growing needs of its customers. Value-added services offered by the Company include patient scheduling and pre-screening, insurance pre-authorization, appointment confirmation, billing, managed care contracting, and management reporting services. The Company often provides two technologists per mobile system per shift and is therefore able to accommodate higher patient volume and operate with greater efficiency, resulting in high customer satisfaction levels. As a result, the Company enjoys strong customer relationships, having added 146 net new MRI customers from January 1, 1995 through September 30, 1997 and renewed or extended 197 of its customer contracts in this period.

  Substantial Operating Leverage. Because of the significant amount of fixed costs associated with operating an MRI system, MRI service providers benefit from operating leverage, with increased utilization rates resulting in significant increases in operating earnings and operating margins. The Company's average scans per system per day increased to 7.2 for the nine months ended September 30, 1997 from 6.7 for the nine months ended September 30, 1996.

  Favorable Payment Terms. Approximately 92% of the Company's billings are direct to hospitals. The hospitals, in turn, generally pay the Company prior to collecting from patients and third party payors. Accordingly, the Company's exposure to uncollectible patient receivables is minimized. In addition, management believes that the Company's average number of DSO of receivables, which was 45 days as of September 30, 1997, is among the most favorable in the mobile MRI industry and more favorable than the DSO of many health care companies.

  Experienced Management Team. The Company's senior management team has an average of nine years of industry experience and six years of experience with Alliance. The Company's senior and operating managers have successfully developed and implemented sophisticated marketing, fleet management and financial strategies which have enabled the Company to become the largest and among the most efficient and profitable mobile MRI operators. Upon consummation of the Transactions and after giving effect to the Company's option plans, management will own in excess of 11% of the capital stock of the Company on a fully diluted basis.

BUSINESS STRATEGY

  The Company's management team has developed and implemented a business strategy designed to maximize return on invested capital and in turn increase revenues and cash flow. The Company's revenues for the nine months ended September 30, 1997 increased to $62.3 million from $49.1 million for the nine months ended September 30, 1996. In addition, the Company's income before extraordinary gain for the nine months ended September 30, 1997 increased to $6.8 million from $5.1 million for the nine months ended September 30, 1996. The Company achieved comparable customer revenue growth of 25.9% and 8.8%, respectively, in the first nine months of 1997 and in the year ended December 31, 1996. In addition, during the three months ended September 30, 1997, the Company added a total of eight net mobile MRI systems. Management believes that the recent financial performance of the Company does not yet fully reflect the benefit of these new systems.

  The primary components of the Company's business strategy are to (i) increase scan volumes; (ii) maximize return on invested capital; (iii) expand the scope of services provided; and (iv) pursue strategic acquisitions.

  Increase Scan Volumes. The Company believes that the demand for MRI procedures will continue to grow as new applications are developed and MRI continues to gain acceptance and replace other imaging modalities.

The Company has an opportunity to significantly increase its scan volumes by both adding new customers and increasing scans performed for existing customers. In response to the growing demand for MRI procedures, the Company added 26 net MRI systems and 146 net new MRI customers from January 1, 1995 to September 30, 1997. The Company expects to add 14 net MRI systems by the end of 1998. The Company's decision to purchase new systems is typically predicated on obtaining new customer contracts which serve as the basis of demand for the new MRI systems.

  Maximize Return on Invested Capital. The Company actively manages the utilization of its MRI systems to maximize its return on invested capital (i.e., the amount of cash flow generated by each system relative to the carrying value of such system). In the nine months ended September 30, 1997, the Company generated an annualized return on invested capital of 42.9%. The Company typically upgrades the quality of its fleet in markets where demand is greatest and redeploys less advanced systems in markets where demand is lower in order to generate incremental cash flow. The Company estimates that, on average, a system can be utilized for approximately eight years in a high demand market when properly maintained and upgraded, after which time the system can either be utilized in a market with less demand or traded in for a new system.

  Expand the Scope of Services Provided. The Company intends to leverage its national presence and customer service capabilities by introducing new services, the demand for which management believes will increase as hospitals continue to outsource departments and cost centers and seek incremental revenue sources. The Company expects to expand into open MRI services, lithotripsy services (which involves the utilization of sound waves to eliminate kidney stones and urinary calculus in the bladder) and full-service management of hospital radiology departments. Open MRI systems are used on claustrophobic patients and patients whose size prohibits them from entering traditional MRI systems. Management believes that with the introduction of its first open MRI system in the fourth quarter of 1997, the Company will be the first operator to offer mobile open MRI service.

  Pursue Strategic Acquisitions. Management has designed an acquisition strategy for the Company which capitalizes on the consolidation occurring in the industry as well as the Company's ability to (i) access substantial and lower cost financial resources; (ii) realize significant synergies, operating expense reductions and overhead cost savings; (iii) apply its consolidation strategy to expand outside of diagnostic imaging in related services; (iv) utilize the Company's expertise in logistics and fleet management; and (v) leverage the Company's existing customer relationships to expand into new modalities.

  On October 20, 1997, Alliance announced the execution of a definitive agreement to acquire MCIC, a Cleveland, Ohio based provider of mobile MRI services, CT services and other outsourced healthcare services. The acquisition also includes MCIC's one-half interest in an operating joint venture in Michigan. The purchase price consists of $13 million cash plus the assumption of approximately $5 million in financing arrangements. MCIC operates 14 mobile MRI systems and several other diagnostic imaging systems, primarily in Ohio, Michigan, Indiana and Pennsylvania. The transaction was completed on November 21, 1997. In addition, the Company is currently engaged in acquisition discussions with several other MRI service providers. Management believes future acquisitions will enable the Company to redeploy systems in overlapping markets, resulting in higher utilization rates and the opportunity to increase penetration in other markets.

OPERATIONS

  Customer Base. The Company believes that many hospitals and other health care providers require access to MRI services to remain competitive in the health care marketplace. Regulatory and licensing requirements in many states may also limit access to MRI systems. In addition, many health care providers lack sufficient patient volume or financial resources to justify the purchase of an MRI system. Such providers contract for mobile, shared-user systems or single-user, full-time systems to gain access to MRI technology and to provide comprehensive MRI services to their patients. In addition, many health care providers, regardless of whether their patient utilization levels and financial resources justify the purchase of an MRI system, prefer to contract with the Company for full-time or shared-user imaging systems to (i) obtain the use of an MRI system without any capital investment or financial risk; (ii) retain the ability to switch system types and avoid technological risk; (iii) obtain MRI services in jurisdictions in which the use of the Company's services facilitates the procurement of regulatory approvals; (iv) avoid future uncertainty as to reimbursement policies; (v) eliminate the need to recruit, train and manage qualified technologists; (vi) outsource their entire MRI service to obtain access to needed technology while avoiding financial investment or risk and obtaining management expertise; or (vii) provide additional imaging services when patient demand exceeds their in-house capability.

  The Company's MRI and CT services, which include imaging systems, technologists and support services, are provided on both a mobile, shared-user basis and on a full-time basis to single customers. As of September 30, 1997, the Company provided imaging systems and related technologists and support services to 389 customers (356 for MRI services and 60 for CT services; some customers contract for both modalities) consisting primarily of small to mid-sized hospitals (i.e., hospitals with 50-200 beds). The Company believes that many of such hospitals lack the patient volume or financial resources to justify the purchase of an MRI system. As of September 30, 1997, the Company provided services and equipment to customers in 36 states.

  Typically, the Company's MRI systems are contracted on average for five to six days a week. The Company believes that as customers become familiar with the basic or expanded technology and its applications, the corresponding MRI system's rate of usage generally increases, causing the number of scans per day to increase and eventually leading to requests for additional days of usage.

  Contract Terms. Contract fees are charged on a fee-per-scan, fee-per-day or fee-per-month basis (with numerous variations within each billing method to accommodate particular customers' needs). Generally, the Company provides technologists under contracts billed on a fee-per-scan or fee-per-day basis but not under contracts billed on a fee-per-month basis. Although a typical contract offers daily flat-rate options, most customers currently pay on a fee-per-scan basis. The amount of fees paid on this basis depends upon the type of imaging system provided, the term of the contract, the types and number of scans performed as well as the day of the week on which scans are performed. The contracts typically allow the Company to reduce the number of days of service provided based upon the customer's scan volume, or to terminate the contract if the Company is unable to realize a profit on the services provided. The Company typically enters into exclusive, one to eight year contracts that include automatic renewal provisions. In addition, the Company's marketing representatives consistently seek to renew and extend contracts prior to expiration. From January 1, 1995 through September 30, 1997, the Company renewed or extended 197 of its customer contracts. As of September 30, 1997, the Company's contracts averaged approximately 24 months in remaining length.

  Imaging Systems. At September 30, 1997, the Company operated 98 MRI systems and 14 CT systems. Of the 98 MRI systems, 73 are state-of-the-art, high-field
1.0 or 1.5 Tesla systems and 13 are state-of-the-art, mid-field 0.5 Tesla systems. These systems are designed to facilitate hardware and software upgrades. As a result, the Company's systems should remain at the leading edge of technological developments. Further, of the 98 MRI systems, 86 are housed in mobile coaches and 12 are housed in relocatable modular buildings on hospital campuses or installed in the hospital facility. Substantially all of the imaging systems are owned by the Company. One of such systems is a fixed-site system at a large hospital in Georgia operated by a partnership of which a subsidiary of the Company is a partner.

  The Company orders substantially all of its imaging systems from major medical device manufacturers, primarily General Electric Medical Systems, Siemens Medical Systems and Picker International. Generally, the Company orders its imaging systems from such major manufacturers while simultaneously contracting with health care providers for their use, thereby reducing the Company's system utilization risk. The Company's MRI systems are installed in specially-designed trailers or relocatable, modular buildings. The trailers and relocatable modular buildings are designed jointly by the imaging system manufacturer and the housing manufacturer and are designed to provide image quality identical to those installed in hospital facilities.

  Fleet Management. The Company seeks to maximize cash flow and return on assets by actively managing its fleet to maximize utilization. The Company employs logistics management systems and redeploys or trades in older MRI systems when it purchases new MRI systems. MRI systems are currently scheduled for as little as one-half day and up to seven days per week at any particular facility. Generally, technologists and a driver are assigned to each of the mobile operating systems. Movement of the systems typically occurs at night via a fleet of Company-owned or leased tractors. The drivers move the systems and activate them upon arrival at each imaging site so that the systems are operational when the Company's technologists arrive on the following scheduled imaging day.

  Regional Management. The Company's seven regional offices market, manage and staff the operation of its imaging systems. The Company's regional offices are located in Anaheim and Roseville, California; Pittsburgh, Pennsylvania; Chicago, Illinois; Colorado Springs, Colorado; Burlington, Connecticut; and Macon, Georgia. Each region has individuals responsible for sales and operations management.

  Licensing and JCAHO Accreditation. Most states do not currently license MRI providers such as the Company, although many do subject such providers to CON requirements. Hospitals with which the Company has contracted are subject to a variety of regulations and standards of state licensing and other authorities and accrediting bodies such as the Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"). As an outside vendor, the Company may be required to comply with such regulations and standards to enable the hospitals with which it has contracted to maintain their permits, approvals and accreditation. Alliance is in the process of seeking accreditation from JCAHO.

CUSTOMER SUPPORT

  As part of its full service package, the Company provides several levels of support to a hospital or health care provider. The Company's technologists who staff the MRI systems regularly work with the hospital radiologists, referring physicians and nursing staff to perform the scans. The technologists also work with regional technical advisors who are specialists in MRI technology and consult on specialized technical problems, hold periodic training sessions for the technologists, radiologists, referring physicians and health care customers and provide problem-solving services. These specialists play a central role in the Company's retention of accounts and building of scan volumes. Management believes that targeted direct marketing at each hospital with assigned responsibility for support services is a key element for broadening the awareness of MRI technology, building scan volumes and obtaining contract renewals.

SALES AND MARKETING

  Currently, the Company's sales force consists of 13 members who identify and contact candidates for the Company's services each with the overall management and sales responsibility for a specific region of the country. Direct marketing plays a primary role in the Company's development of new customers. The Company employs 18 full- and part-time marketing representatives who develop scan volumes at existing and new customer locations by introducing the Company's services to referring physicians and keeping such physicians apprised of the Company's MRI service capabilities. In addition, certain of the Company's executive officers and regional vice presidents spend a portion of their time marketing the Company's services. The Company believes that having senior managers involved in sales and contract negotiations enhances its ability to obtain new and retain existing customers.

MAINTENANCE

  For its MRI and CT systems, the Company primarily relies upon the manufacturer to provide maintenance and service under warranties and service contracts. These service contracts require the Company to pay fixed monthly fees or variable fees on a risk-sharing basis.

  Timely, effective service is essential to maintaining high utilization rates on the Company's MRI systems. If the Company experiences greater than anticipated malfunctions of its equipment or if it is unable to promptly obtain the service necessary to keep its systems functioning effectively, its business could be adversely affected.

  The Company contracts with the MRI equipment manufacturers for comprehensive maintenance programs on its systems to minimize downtime (the period of time equipment is unavailable during scheduled use hours because of malfunctions). These maintenance contracts commence upon the expiration of the applicable warranty period. The systems are generally warranted by the systems manufacturer for a specified period of time, usually one year to eighteen months from the date of purchase. During the warranty period and maintenance contract term, the Company receives uptime guarantees (a guarantee that equipment will function for a specified percentage of scheduled use hours.) However, these guarantees are not expected to substantially compensate the Company for loss of revenue for downtime.

REIMBURSEMENT

  Substantially all the Company's revenues are derived directly from health care providers rather than from private insurers, other third party payors or governmental entities. Consequently, the Company historically has not had material direct exposure to, or direct connection with, patient billing, collections or reimbursement by insurance companies, other third parties or Medicare. However, to a lesser extent, the Company's revenues are generated from direct billings to patients or their third party payors which are recorded net of contractual discounts and other arrangements for providing services at less than established patient billing rates. Net revenues from direct patient billing amounted to approximately 8% of the Company's revenue in 1996.

  Most private health care insurers, including various Blue Cross and Blue Shield Plans, reimburse approximately 70% to 100% of the health care provider's charge for MRI and CT scans. Such insurers may impose limits on reimbursement for imaging services or deny reimbursement for tests that do not follow recommended diagnostic procedures. Because patient reimbursement may indirectly affect the levels of fees the Company can charge its customers by constricting the health care providers' profit margin, widespread application of restricted or denied reimbursement schedules could adversely affect the Company's business. Conversely, at lower reimbursement rates, a health care provider might find it financially unattractive to own an MRI or CT system, but could benefit from purchasing the Company's services.

  Congress has attempted to restrict rising federal reimbursement costs under the Medicare program by setting predetermined payment amounts for reimbursement of inpatient services according to each patient's diagnosis related group ("DRG"). Because a DRG rate compensates a hospital for all services rendered to a patient, a hospital cannot be separately reimbursed by Medicare for an MRI scan or other procedure performed on an inpatient. DRG payment rates for inpatient services became effective in the early 1980's and have been adjusted downward since then. Currently, those payment rates are not applicable to outpatient services; instead, Medicare reimbursement for imaging services furnished in a hospital outpatient setting is subject to alternative, generally more favorable, payment limits tied to the physician fee schedule described below. However, it is possible that DRG payment rates or other limits might be implemented with respect to outpatient services in the future.

  Because payments have generally been less restricted in non-hospital outpatient settings, in prior years there has been rapid growth in MRI systems at non-hospital free-standing facilities which provide outpatient services. HHS, as required by statute, has issued fee schedules for reimbursing physicians who treat Medicare patients. Under these fee schedules, physician reimbursement for professional services is based on a set of values assigned to each service provided by a physician. The fee schedules also generally apply to reimbursement for technical services (such as those provided by the Company) except in limited circumstances. There can be no assurance that Medicare payments will remain comparable to present levels. In particular, on June 18, 1997, the Health Care Financing Administration ("HCFA") issued a proposed rule affecting, among other things, the practice expense component of the physician fee schedule, physician supervision requirements for certain diagnostic tests and the adoption of a new definition of an independent diagnostic testing facility. Under the proposed rule, the Relative Value Units ("RVU") for MRI scans would be relatively unchanged, but the RVUs for MRI scans with contrast would be reduced significantly. The proposed effective date of the rule is January 1, 1998. However, as part of federal budget legislation recently signed into law, implementation of the practice expense changes will be delayed until January 1, 1999, with a three year transition period for implementing the new method for calculating practice expenses. While the impact of the proposed changes is dependent on numerous factors, including whether the proposed rule is adopted substantially in the proposed form and whether the Company's hospital customers will seek similar adjustments in payments to the Company for scans with contrast agents to the extent they are currently charged additional amounts for contrast exams, there can be no assurance that such practice expense changes will not, directly or indirectly, have a material adverse effect on the Company's business or results of operations.

  The Budget Reconciliation Act for 1998 that was recently signed into law contains a number of changes to the Medicare program which will adversely affect hospitals and which could therefore potentially have an impact on suppliers of goods and services to hospitals, including the Company. In particular, among other things, the Act requires implementation of a prospective payment system for outpatient services beginning in 1999; and reduces hospital inpatient reimbursement for both operating and capital expenses compared with reimbursement levels that would have prevailed absent any change in law. The Company believes that approximately 15% to 20% of its hospital customers' MRI revenues are derived from Medicare patients.

REGULATION

  Many aspects of the health care industry in the United States, including the Company's business, are subject to extensive federal and state government regulation. Although the Company believes that its operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect the Company's business.

  The marketing and operation of the Company's MRI and CT systems are subject to state laws prohibiting the practice of medicine by non-physicians and the rebate or division of fees between physicians and non-physicians. Management believes that its operations do not involve the practice of medicine because all professional medical services relating to its operations, such as the interpretation of the scans and related diagnoses, are separately provided by licensed physicians not employed by the Company. Further, the Company believes that its operations do not violate state laws with respect to the rebate or division of fees.

  The Company is subject to federal and state laws which govern financial and other arrangements between health care providers. These include the federal Medicare and Medicaid anti-kickback statutes which prohibit bribes, kickbacks, rebates and any other direct or indirect remuneration in return for or to induce the referral of an individual to a person for the furnishing, directing or arranging of services, items or equipment for which payment may be made in whole or in part under the Medicare, Medicaid or other federal health care programs. Violation of the anti-kickback statute may result in criminal penalties and exclusion from the Medicare and other federal health care programs. Many states have enacted similar statutes which are not necessarily limited to items and services paid for under the Medicare or a federally funded health care program. In recent years, there has been increasing scrutiny by law enforcement authorities, HHS, the courts and Congress of financial arrangements between health care providers and potential sources of patient and similar referrals of business to ensure that such arrangements are not designed as mechanisms to pay for patient referrals. HHS interprets the anti-kickback statute broadly to apply to distributions of partnership and corporate profits to investors who refer federal health care program patients to a corporation or partnership in which they have an ownership interest and to payments for service contracts and equipment leases that are designed to provide direct or indirect remuneration for patient referrals or similar opportunities to furnish reimbursable items or services. In July 1991, HHS issued "safe harbor" regulations that set forth certain provisions which, if met, will assure that health care providers and other parties who refer patients or other business opportunities, or who provide reimbursable items or services, will be deemed not to violate the anti-kickback statute. The Company is also subject to separate laws governing the submission of false claims. The Company is a party to a partnership for the provision of MRI services. The Company believes that the partnership is in compliance with the anti-kickback statute. The Company believes that its other operations likewise comply with the anti-kickback statutes.

  A federal law, commonly known as the "Stark Law," also imposes civil penalties and exclusions for referrals for "designated health services" by physicians to certain entities with which they have a financial relationship subject to certain exceptions. "Designated health services" include, among others, MRI services. While implementing regulations have been issued relating to referrals for clinical laboratory services, no implementing regulations have been issued regarding the other designated health services, including MRI services. In addition, several states in which the Company operates have enacted or are considering legislation that prohibits "physician self-referral" arrangements or requires physicians to disclose any financial interest they may have with a health care provider to their patients to whom they recommend that provider. Possible sanctions for violating these provisions include loss of licensure and civil and criminal sanctions. Such state laws vary from state to state and seldom have been interpreted by the courts or regulatory agencies. Nonetheless, strict enforcement of these requirements is likely. The Company believes its operations comply with these federal and state physician self-referral laws.

  In some states, a CON or similar regulatory approval is required prior to the acquisition of high-cost capital items, including diagnostic imaging systems or provision of diagnostic imaging services by the Company or its customers. CON regulations may limit or preclude the Company from providing diagnostic imaging services or systems. A significant increase in the number of states regulating the Company's business within the CON or state licensure framework could adversely affect the Company. Conversely, repeal of existing CON regulations in jurisdictions where the Company has obtained or operates under a CON could also adversely affect the Company. This is an area of continuing legislative activity, and there can be no assurance that the Company will not be subject to CON and licensing statutes in other states in which it operates or may operate in the future.

LIABILITY INSURANCE

  While the Company's imaging systems are at a customer's facility, they operate only under the direction of licensed physicians on the customer's staff who direct the procedures, supervise the Company's technologists and interpret the results of the examinations. Currently, there are no known biological hazards associated with MRI. However, there is a risk of harm to a patient who has a ferrous material or certain types of cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk. To protect against possible exposure for professional liability, the Company maintains professional liability insurance.

COMPETITION

  The market for diagnostic imaging services and imaging systems is highly competitive. In addition to direct competition from other mobile providers, the Company competes with free-standing imaging centers and health care providers that have their own diagnostic imaging systems and with equipment manufacturers that sell or lease imaging systems to health care providers for full-time installation. Some of the Company's direct competitors which provide contract MRI services may have access to greater financial resources than the Company. In addition, some of the Company's customers are capable of providing the same services to their patients directly, subject only to their decision to acquire a high-cost diagnostic imaging system, assume the associated financial risk, employ the necessary technologists and satisfy applicable licensure and CON requirements, if any. The Company competes against other MRI service providers on the basis of quality of services, quality and magnetic field strength of imaging systems, price, availability and reliability.

EMPLOYEES

  As of September 30, 1997, the Company had 501 employees, of whom approximately 405 were trained diagnostic imaging technologists, patient coordinators, technical support staff or other field operations personnel. Of the Company's employees, 153 are employed on a part-time or "as needed" basis. None of the Company's employees are represented by a labor organization and the Company is not aware of any activity seeking such organization. The Company considers its relations with its employees to be satisfactory.

PROPERTIES

  The Company leases approximately 15,000 square feet of space in an office building in Anaheim, California for its executive and principal administrative offices. This office will be expanded to a total of approximately 24,500 square feet during the fourth quarter of 1997. The Company also leases a 15,600 square foot operations warehouse in Orange, California, as well as space for its other regional offices.

LEGAL PROCEEDINGS

  The Company from time to time is involved in routine litigation incidental to the conduct of its business. The Company believes that no litigation pending against it will have a material adverse effect on its consolidated financial position or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

  The following table sets forth information concerning the individuals who will be the executive officers and directors of the Company upon consummation of the Transactions.

     NAME                               AGE POSITION
     ----                               --- --------
     Richard N. Zehner................   44 Chairman, President,
                                            Chief Executive Officer and
                                            Director
     Vincent S. Pino..................   49 Executive Vice President,
                                            Chief Operating Officer and
                                            Director
     Terrence M. White................   43 Senior Vice President,
                                            Chief Financial Officer and
                                            Secretary
     Terry A. Andrues.................   45 Senior Vice President
     Jay A. Mericle...................   42 Senior Vice President
     Robert H. Falk...................   58 Director
     Michael S. Gross.................   35 Director
     Joshua J. Harris.................   32 Director
     Michael D. Weiner................   44 Director

  Richard N. Zehner has been the Chairman, President and Chief Executive Officer of Alliance since November 1988. Mr. Zehner was a founder and has been the President of Alliance and its predecessors since 1983. From 1987 until November 1988 he served as a director and President and Chief Operating Officer of Alliance.

  Vincent S. Pino has been the Executive Vice President and Chief Operating Officer of Alliance since December 1991 and August 1993, respectively, and a director since June 1991. From November 1988 to August 1993, he was the Chief Financial Officer of Alliance.

  Terrence M. White joined Alliance in July 1993 as Senior Vice President, Chief Financial Officer and Secretary. From 1975 through May 1993, he was employed by Ernst & Young LLP and its predecessor, and was a partner in such firms since 1987.

  Terry A. Andrues was Vice President of Customer Support since 1988 and was appointed Senior Vice President in 1991. From 1987 to 1988, Mr. Andrues acted as a marketing representative of the Company.

  Jay A. Mericle has acted as Senior Vice President of the Company since 1988 and technical marketing manager of the Company since 1986.

  Robert H. Falk has been an officer of certain affiliates of Apollo since 1992. Prior to 1992, Mr. Falk was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Falk is also a director of Converse Inc., Culligan Water Technologies, Inc., Florsheim Group Inc. and Samsonite Corporation.

  Michael S. Gross is a founding principal of Apollo and has served as an officer of certain affiliates of Apollo since 1990. Mr. Gross is also a director of Allied Waste Industries, Inc., Breuners Home Furnishings Corporation, Converse Inc., Florsheim Group Inc., Furniture Brands International, Inc., Proffitt's, Inc. and Urohealth, Inc.

  Joshua J. Harris is a principal of Apollo and has served as an officer of certain affiliates of Apollo since 1990. Mr. Harris is a director of Converse Inc., Breuners Home Furnishings Corporation, Florsheim Group Inc. and NRT Incorporated.

  Michael D. Weiner has been an officer of certain affiliates of Apollo since 1992. Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP. Mr. Weiner is also a director of Converse Inc.,

Capital Apartment Properties, Inc., Continental Graphics Holdings, Inc., Florsheim Group Inc., NRT Incorporated and WMC Finance Co.

EXECUTIVE COMPENSATION

  The following sets forth historical executive compensation information of the Company's Chief Executive Officer and the other four most highly compensated executive officers whose total cash compensation exceeded $100,000 during the fiscal year ended December 31, 1996 (collectively, the "Named Executive Officers") and who will serve as executive officers of the Company upon consummation of the Transactions.

                          SUMMARY COMPENSATION TABLE

  The following table sets forth for the fiscal years indicated the annual and long-term compensation of the Named Executive Officers who will serve as executive officers of the Company upon consummation of the Transactions.

                                     ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                         -------------------------------------------- -------------------------------
                                                                        SECURITIES
                                                                        UNDERLYING
   NAME AND PRINCIPAL                                  OTHER ANNUAL        STOCK         ALL OTHER
        POSITION         YEAR(1)  SALARY     BONUS    COMPENSATION(2) OPTIONS/SARS(3) COMPENSATION(4)
   ------------------    ------- -------- ----------- --------------- --------------- ---------------
Richard N. Zehner.......  1996   $296,000 $419,025          --            155,000         $15,596
 Chairman, President,
 Chief
 Executive Officer and    1995    278,750  191,544          --                --           15,495
 Director                 1994    260,000  280,462          --            205,000          15,490
Vincent S. Pino.........  1996    208,000  192,140          --            125,025           3,596
 Executive Vice Presi-
 dent, Chief
 Operating Officer and    1995    195,500  113,666          --                --            3,486
 Director                 1994    182,000  230,393          --            125,000           2,125
Terrence M. White.......  1996    150,000  108,150          --             90,025           3,488
 Senior Vice President,
 Chief
 Financial Officer and    1995    131,250   70,605          --                --            3,351
 Secretary                1994    120,000  209,083          --             45,000           1,402
Terry A. Andrues........  1996    126,000    73,392         --             33,050           3,411
 Senior Vice President    1995    116,000    58,000         --                --            3,320
                          1994    104,000    36,844         --             70,000           1,851
Jay A. Mericle..........  1996    126,000    70,691         --             33,050           3,436
 Senior Vice President    1995    117,300    66,540         --                --            3,323
                          1994    109,200    38,816         --             70,000           2,269

--------
(1) Rows specified "1996," "1995" and "1994" represent fiscal years ended December 31, 1996, 1995 and 1994, respectively.
(2) With respect to each Named Executive Officer for each fiscal year, excludes perquisites, which did not exceed the lesser of $50,000 or 10% of the Named Executive Officer's salary and bonus for the fiscal year.
(3) All stock options granted to these Named Executive Officers were granted under Alliance's 1991 Stock Option Plan. Option grant figures for 1994 include replacement options for previously granted options, in addition to new issuances.
(4) Includes 401(k) matching contributions (for 1996, 1995 and 1994, respectively: Mr. Zehner--$3,164, $3,077 and $3,077; Mr. Pino--$3,164,
  $3,077 and $1,749; Mr. White--$3,164, $3,077 and $1,154; Mr. Andrues--
  $3,139, $3,077 and $1,636; and Mr. Mericle--$3,164, $3,077 and $2,041); the
  balance for each of these Named Executive Officers represents life insurance premiums paid by Alliance.

                          EXECUTIVE COMPENSATION PLAN

  Alliance compensates its executive officers using a plan that includes a predetermined target level of annual cash compensation for each officer. The plan is set by the Compensation Committee of Alliance's Board of Directors (the "Compensation Committee") at the beginning of the fiscal year. The actual total level of compensation for the fiscal year is determined after the end of the fiscal year based on the level of achievement of various criteria. The compensation plan establishes a minimum annual remuneration (i.e., base salary), a maximum compensation level and a target compensation amount.

  The annual minimum, target and maximum compensation levels established for Alliance's Named Executive Officers for 1996 is presented in the following table, together with the total actual cash compensation earned.

                                                                          1996
                                               1996     1996     1996    AMOUNT
NAME                                         MINIMUM  MAXIMUM   TARGET   EARNED
----                                         -------- -------- -------- --------
Richard N. Zehner........................... $296,000 $740,000 $518,000 $715,025
Vincent S. Pino.............................  208,000  416,000  312,000  400,140
Terrence M. White...........................  150,000  270,000  210,000  258,150
Terry A. Andrues............................  126,000  226,800  176,400  199,392
Jay A. Mericle..............................  126,000  226,800  176,400  196,691

  The actual amounts of cash compensation to Mr. Zehner, Mr. Pino and Mr. White, Alliance's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, respectively, were determined by the Compensation Committee based on its evaluation of the extent to which Alliance's 1996 earnings per share and cash flow budgets and individual objectives applicable to each executive were achieved. The actual amounts of cash compensation to executives responsible for the Company's various operating regions were determined by the Compensation Committee based on its evaluation of the extent to which regional operating profit budgets and individual objectives applicable to each such executive were achieved. These amounts were generally more than the target amounts because Alliance significantly exceeded its earnings per share, cash flow and regional operating budgets. A predetermined percentage of the possible compensation award above the minimum amount is determined with respect to each of the criteria mentioned above for the respective officers.

                                NEW OPTION PLAN

  After the consummation of the Recapitalization, the Company will adopt an employee option plan pursuant to which options with respect to a total of 454,545 shares of Alliance common stock will be available for grant, and Mr. Zehner and Mr. Pino will be granted options to purchase 145,000 and 130,000 shares of Alliance common stock, respectively. Fifty percent of the option shares will vest in equal increments over four years. Fifty percent of the option shares will vest after seven and one half years (subject to acceleration if certain per share equity targets are achieved). Vesting of the options occurs only during an employee's term of employment. The exercise price for the options is $11.00 per share and the options will expire ten years from the date of grant.

                       OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth grants of stock options during 1996 to Alliance's Named Executive Officers pursuant to Alliance's 1991 Stock Option Plan. No stock appreciation rights have ever been granted to Alliance's Named Executive Officers.

                                                                              POTENTIAL REALIZABLE VALUE AT
                                         PERCENTAGE OF                         ASSUMED ANNUAL RATE OF STOCK
                            NUMBER OF    OPTIONS/SARS  EXERCISE OR                PRICE APPRECIATION FOR
                             SHARES       GRANTED TO    BASE RICE                     OPTION TERM(3)
                           UNDERLYING    EMPLOYEES IN   PER SHARE  EXPIRATION ------------------------------
          NAME           OPTIONS/SARS(1)  FISCAL YEAR   ($/SH)(2)     DATE      0%       5%          10%
          ----           --------------- ------------- ----------- ---------- ------------------ -----------
Richard N. Zehner.......     155,000         31.7%       $3.5625     3/1/06   $    0 $   347,268 $   880,045
Vincent S. Pino.........     125,025         25.6%        3.5625     3/1/06        0     280,111     709,855
Terrence M. White.......      90,025         18.4%        3.5625     3/1/06        0     201,695     511,136
Terry A. Andrues........      33,050          6.8%        3.5625     3/1/06        0      74,046     187,648
Jay A. Mericle..........      33,050          6.8%        3.5625     3/1/06        0      74,046     187,648

--------
(1) All options granted in 1996 vest on March 1, 2003; however, vesting of the 1996 option shares will be accelerated based on achievement of the following per share stock prices for 15 consecutive trading days, as reported by Nasdaq: $4.75--25%; $5.50--50%; $6.25--75%; $7.00--100%;
    subject to a maximum vesting of one-third per year from February 29, 1996 regardless of stock price (no limits after year three). As of March 15, 1997, Alliance's stock price had achieved the first three accelerated vesting hurdles, and the 1996 options were two-thirds vested at such date.

(2) All options were granted at market value (based on the closing price as reported on the Nasdaq SmallCap Market on the business day prior to the grant date) at the date of grant.

(3) Valuations based upon the assumed rates of stock price appreciation are based upon appreciation over a ten-year period from the $3.5625 exercise price of the options. The 5% and 10% assumed annual rates of appreciation would result in the price of the Alliance's common stock increasing to $5.80 and $9.24 per share, respectively.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUE

  The following table presents information with respect to options exercised by each of Alliance's Named Executive Officers in 1996, as well as the unexercised options to purchase the Alliance Common Stock granted under Alliance's 1991 Stock Option Plan to Alliance's Named Executive Officers and held by them as of December 31, 1996. The value of unexercised in-the-money options as of the end of the fiscal year is based on the last reported sales price of the Alliance Common Stock on the Nasdaq SmallCap Market on December 31, 1996 of $5.75 per share.

                                           NUMBER OF SHARES UNDERLYING             VALUE OF UNEXERCISED
                          SHARES            UNEXERCISED OPTIONS/SARS               IN-THE MONEY OPTIONS/
                         ACQUIRED                  AT YEAR-END                    SARS AT FISCAL YEAR-END
NAME AND PRINCIPAL          ON     VALUE   ---------------------------           -------------------------
POSITION                 EXERCISE REALIZED EXERCISABLE       UNEXERCISABLE       EXERCISABLE UNEXERCISABLE
------------------       -------- -------- -----------       --------------      ----------- -------------
Richard N. Zehner.......     --        --   243,750             116,250          $1,401,563       $668,438
Vincent S. Pino.........     --        --    31,256              93,769             179,722        539,172
Terrence M. White.......  45,000  $230,625   22,506              67,519             129,375        388,234
Terry A. Andrues........     --        --    78,263              24,787             450,012        142,525
Jay A. Mericle..........     --        --    78,263              24,787             450,012        142,525

             LONG-TERM INCENTIVE PLAN--AWARDS IN LAST FISCAL YEAR

  In addition to the annual plan described above under "--Executive Compensation Plan," Alliance instituted a long-term executive incentive plan ("LTIP") in 1995 to provide future awards in cash or equivalent amounts of Alliance common stock to key executives. The objective of the plan is to advance the long-term interests of Alliance and its stockholders by providing substantial incentives to meet or exceed certain cash flow goals necessary to ensure that Alliance would be able to service its long-term obligations on a continuing basis, and that it would be able to pay certain preferred stock dividends in cash, thereby avoiding the substantial dilution to existing common stockholders if such dividends were paid in common stock equivalents. As of January 2, 1997, Alliance had retired all of its Series A 6% Redeemable Preferred Stock (the "Series A Preferred Stock"), thereby fully satisfying the second objective of the LTIP.

  The following awards under the plan were earned by the Named Executive Officers in 1996:

                                                                          ESTIMATED FUTURE PAY-OUTS
                                                                         UNDER NON-STOCK PRICE-BASED
                         NUMBER SHARES,          PERFORMANCE OR                    PLAN(1)
                            UNITS OR           OTHER PERIOD UNTIL        ---------------------------
NAME                      OTHER RIGHTS       MATURATION OR PAY-OUT       THRESHOLD  TARGET  MAXIMUM
----                     -------------- -------------------------------- --------- -------- --------
Richard N. Zehner.......    $356,250    Four-Year Period Ending 12/31/98    $ 0    $356,250 $356,250
Vincent S. Pino.........     285,000    Four-Year Period Ending 12/31/98      0     285,000  285,000
Terrence M. White.......     213,750    Four-Year Period Ending 12/31/98      0     213,750  213,750
Terry A. Andrues........     142,500    Four-Year Period Ending 12/31/98      0     142,500  142,500
Jay A. Mericle..........     142,500    Four-Year Period Ending 12/31/98      0     142,500  142,500

--------
(1) Under the LTIP, amounts may be accrued with respect to each of the fiscal years from 1995 to 1998 based upon two factors: (a) the extent to which Alliance's actual earnings before depreciation, amortization, interest, taxes and equipment charges (as more precisely defined in the LTIP, "EBDIT") exceeds targeted EBDIT for such year and (b) the extent to which Alliance pays dividends on its Series A Preferred Stock in cash for such year (thereby avoiding the potential dilution to holders of common stock from the payment of dividends in common stock equivalents). As noted above, Alliance retired all of the Series A Preferred Stock as of January 2, 1997, thereby satisfying the Series A Preferred Stock dividend criteria of the LTIP. Therefore, the cumulative amount of the dividend component of the award was deemed earned and was accrued in fiscal 1996. Amounts accrued under the LTIP are allocated to specified senior officers. Amounts in the table reflect the potential pool amounts accrued in 1996 allocable to each of Alliance's Named Executive Officers based upon the two criteria summarized above as applied to fiscal 1996.

  Pursuant to the terms of the LTIP, at the effective time of the Recapitalization, Messrs. Zehner, Pino, White, Andrues and Mericle will be paid $543,750, $435,000 and $326,250, $217,500 and $217,500, respectively
(before federal and state income taxes) earned by them pursuant to the LTIP through the date of the Recapitalization.

EMPLOYMENT AND RELATED AGREEMENTS

  Payments Under Existing Employment Agreements. Each of the Named Executive Officers has an employment agreement with Alliance. The Recapitalization will constitute a "change of control" for the purposes of such employment agreements.

  The employment agreements for Messrs. Andrues and Mericle provide that (i) if Alliance takes actions which constitute Constructive Discharge (as defined in such agreements) or terminates such executive without Just Cause (as defined in such agreements) within one year before or one year after a change of control or (ii) the executive quits for any reason within one year following a change of control, then such executive shall be entitled to receive: (x) a cash amount equal to the sum of the executive's salary at the time of termination and the executive's target bonus for the year of termination and (y) a continuation of benefits (including car allowance, health insurance and 401(k) plan benefits) for a period of 12 months following termination.

  The existing employment agreements for Messrs. Zehner, Pino and White were amended on May 15, 1997 to provide that upon the occurrence of a change in control, such executives are entitled to receive (i) a cash amount equal to
2.5 times (two times in the case of Mr. White) the sum of the executive's salary at the time of the change of control and the executive's target bonus for the year in which the change of control occurs, and (ii) continuation of benefits (including car allowance, health insurance and 401(k) plan benefits) for a period of 30 months (24 months in the case of Mr. White) following the change of control. Prior to the May 15, 1997 amendments, such payments would have been made, and such benefits would have been provided, only if (i) Alliance were to take actions which constitute constructive discharge (as defined in such agreements) or to terminate such executive without just cause (as defined in such agreements) within one year before or one year after the change of control, or (ii) the executive were to quit for any reason within one year following a change of control.

  Each of the employment agreements discussed above prohibit the provision of payments and benefits to the extent such payments or benefits would cause Alliance to be unable to deduct amounts pursuant to the provisions of Section 280G of the Internal Revenue Code of 1986, which imposes a limit on certain payments made by a corporation that are contingent upon a change of control. As a result of such limits, it is estimated that the amount of payments that Alliance will make to Messrs. Zehner, Pino and White as a result of the Recapitalization pursuant to the existing employment agreements (prior to federal and state income taxes) will be reduced to approximately $850,000, $500,000 and $420,000, respectively.

  New Employment Agreements for Messrs. Zehner and Pino. Alliance has entered into employment agreements dated as of July 23, 1997 with Richard N. Zehner to act as Chief Executive Officer and with Vincent S. Pino to act as Chief Operating Officer (the "New Employment Agreements"). Base compensation under the New Employment Agreements is $315,000 per year for Mr. Zehner and $275,000 per year for Mr. Pino, subject in each case to increase by the Board of Directors. In addition, Mr. Zehner and Mr. Pino are entitled to receive an annual cash bonus based upon Alliance's achievement of certain operating and/or financial goals, with an annual target bonus amount equal to a specified percentage of their then current annual base salary (75% in the case of Mr. Zehner and 60% in the case of Mr. Pino). In connection with the New Employment Agreements, Mr. Zehner and Mr. Pino are entitled to receive 145,000 and 130,000 options, respectively, under the New Stock Option Plan.

  The term of each New Employment Agreement is initially three years. After the first year, the New Employment Agreements will have a term of two years, with automatic extensions for additional three month periods if neither party gives notice that the term will not be so extended. Alliance may terminate Mr. Zehner's or Mr. Pino's employment at any time and for any reason and Mr. Zehner and Mr. Pino may resign at any time and for any reason.

  Agreements Not to Compete. Mr. Zehner and Mr. Pino have also entered into an agreement not to compete with Alliance. Pursuant to such agreement, Mr. Zehner and Mr. Pino have each agreed that they will not, prior to the later of five years following the Recapitalization and two years after the date of their termination, (i) engage in any Competitive Business in the United States or
(ii) compete or participate as an agent, consultant, advisor, representative, owner, investor or otherwise in any enterprise engaged in a Competitive Business in the United States. Ownership of less than 5% of a publicly-traded entity engaged in a Competitive Business would not be a violation of the covenant to compete. For these purposes, "Competitive Business" means any imaging business or other business that becomes material to Alliance during the term of Mr. Zehner's or Mr. Pino's employment.

  In addition, prior to 24 months after the later of the date of his termination or the date of ceasing to receive payments under the agreement not to compete, Mr. Zehner and Mr. Pino, as the case may be, have each agreed not to make any contact with any customer of Alliance with respect to the provision of any service that is the same or substantially similar to any service provided to such customer by Alliance. Furthermore, prior to 12 months after the later of the date of their respective terminations of employment or the date of ceasing to receive payments under the agreements not to compete, Mr. Zehner and Mr. Pino, as the case may be, have each agreed not to solicit or make any contact with any employee of Alliance with respect to any employment, service or other business relationship. In consideration of the non-competition and non-solicitation agreements of Mr. Zehner and Mr. Pino, Alliance has agreed to make certain payments to Mr. Zehner and Mr. Pino following the termination of their employment. However, in the event of a termination with cause or a resignation without good reason (as defined in the New Employment Agreements), Alliance will be under no obligation to make such payments.

                            PRINCIPAL STOCKHOLDERS

  Immediately after the Transactions, Apollo will own approximately 84% of the outstanding shares of common stock of the Company (the "Company Common Stock") (approximately 74% on a fully diluted basis) and the BT Investor will own approximately 6% of the outstanding shares of Company Common Stock (approximately 5% on a fully diluted basis). In addition, immediately following consummation of the Transactions, through a combination of (i) the rollover of existing options to purchase shares of Company Common Stock and
(ii) the issuance of options pursuant to the Company's New Option Plan, management will own in excess of 11% of the shares of Company Common Stock on a fully diluted basis.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  At the effective time of the Recapitalization, Alliance will pay to Apollo Management L.P. a fee of $2.5 million in connection with arranging the transactions contemplated by the Recapitalization (including the financings thereof). Thereafter, the Company will pay Apollo Management, L.P. an annual management fee of $500,000 and will continue to receive financial advisory services from Apollo Management L.P. on an ongoing basis, with compensation to be determined. In connection with the Transactions, Apollo will purchase $14.1 million of the Company's Series F Preferred Stock and will receive a financing fee of $564,000.

  Pursuant to an engagement letter, Alliance will pay Salomon Brothers Inc ("Salomon") the following fees: (a) $100,000, which was earned upon Alliance's execution of the Recapitalization Merger Agreement; plus (b) an additional fee of $400,000, which was earned upon the initial submission of Salomon's fairness opinion to the Board of Directors on July 22, 1997; plus (c) an additional fee of $2.4 million, which is contingent upon the consummation of the Recapitalization and payable at the closing thereof. In addition, Salomon will be a lender under the Credit Agreement.

  Smith Barney Inc. ("Smith Barney") acted as an advisor to an affiliate of Apollo with respect to the Recapitalization of Alliance, for which Smith Barney will receive a fee of $1.75 million.

  The BT Investor, an affiliate of BT Alex. Brown Incorporated, will invest approximately $2.7 million in the Company's Common Stock concurrently with the consummation of the Transactions. Bankers Trust Company, also an affiliate of BT Alex. Brown Incorporated, will be an agent and lender under the Credit Agreement. In connection with the Transactions, the BT Investor will purchase $0.9 million of the Company's Series F Preferred Stock and will receive a financing fee of $36,000.

  For a description of certain management arrangements in connection with the Transactions, see "Management--Employment and Related Agreements."

                      DESCRIPTION OF THE CREDIT AGREEMENT

CREDIT AGREEMENT

  General. Pursuant to a commitment letter dated as of November 10, 1997 from Bankers Trust Company (the "Agent") to Apollo (the "Commitment Letter") and subject to the negotiation, execution and delivery of definitive documentation, the Agent has committed to lend to the Company (the "Loans"), $50 million in the form of the Term Loan Facility and up to $75 million in the form of the Revolving Loan Facility for an aggregate principal amount of up to $125 million (the "Commitment").

  Pursuant to the Commitment Letter, the Agent reserves the right to syndicate all or a portion of the Commitment to one or more financial institutions (including the Agent, each, a "Lender"), such institutions being subject to the Company's approval. Upon the acceptance of the commitment of any Lender to provide a portion of the Commitment, the Agent will be released from that portion of the Commitment. In addition, the Agent agrees to serve as administrative and syndication agent in connection with the Loans, as well as fronting bank in connection with the letters of credit issued under the Revolving Loan Facility.

  The following terms and descriptions of the Loans are based upon the terms set forth in the Commitment Letter and are subject to the final negotiation and execution of the Credit Agreement and related documents. As a result, the final terms of the Loans may vary from those set forth below.

  Use of Proceeds; Maturity. The Loans are expected to be made available to the Company to finance in part the Transactions and certain related costs and expenses, and to refinance certain existing indebtedness of Alliance. The full amount to be borrowed under the Term Loan Facility must be drawn in a single drawing on the date the Term Loan Facility is closed, which is expected to be the date on which the Transactions close (the "Closing Date"). The Revolving Loan Facility is expected to be available at the Closing Date and thereafter to finance (including through the making of revolving loans and the issuance of letters of credit) working capital requirements and general corporate purposes of the Company. The Term Loan Facility matures on the sixth anniversary of the Closing Date. The Revolving Loan Facility will mature on the fifth anniversary of the Closing Date. The Credit Agreement will require the Company to reduce the commitments under the Revolving Loan Facility to $37.5 million on the fourth anniversary of the Closing Date and to make annual amortization payments with respect to the Term Loan Facility of $0.5 million per year in the first five years and $47.5 million in the sixth year.

  Prepayments. Loans are required to be prepaid with (a) 100% of the net proceeds of all non-ordinary-course asset sales or other dispositions of the property by the Company and its subsidiaries, subject to limited exceptions,
(b) 100% of the net proceeds of issuances of debt obligations and certain preferred stock by the Company and its subsidiaries, subject to limited exceptions, (c) 50% of the net proceeds from common equity and certain preferred stock issuances by the Company and its subsidiaries, subject to limited exceptions, (d) 75% of annual excess cash flow and (e) 100% of certain insurance proceeds, subject to limited exceptions. Such mandatory prepayments will be allocated as follows: first, to the Term Loan Facility and second, to the Revolving Loan Facility.

  Voluntary prepayments will be permitted in whole or in part, at the option of the Company, in minimum principal amounts to be agreed upon, without premium or penalty, subject to reimbursement of the Lender's re-deployment costs in the case of prepayment of Reserve Adjusted Eurodollar Loans (as defined in the Commitment Letter) other than on the last day of the relevant interest period.

  Interest and Fees. The interest rates under the Loans will be as follows:

  (a) Term Loan Facility: At the option of the Company, (i) 1.50% in excess of the higher of (A) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (B) the rate that the Agent announces from time to time as its prime lending rate, as in effect from time to time, and
(ii) 2.50% in excess of the Reserve Adjusted Eurodollar Rate, in each case, subject to decreases based upon the Company's leverage ratio.

  (b) Revolving Loan Facility: At the option of the Company, (i) 1.25% in excess of the higher of (A) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (B) the rate that the Agent announces from time to time as its prime lending rate, as in effect from time to time, and (ii) 2.25% in excess of the Reserve Adjusted Eurodollar Rate, in each case, subject to decreases based upon the Company's leverage ratio.

  The Company may elect interest periods of 1, 2, 3 or 6 months for Reserve Adjusted Eurodollar Loans. With respect to Reserve Adjusted Eurodollar Loans, interest will be payable at the end of each interest period and, in any event, at least every 3 months. With respect to Base Rate Loans (as defined in the Commitment Letter), interest will be payable quarterly on the last business day of each fiscal quarter. In each case, calculation of interest will be on the basis of actual number of days elapsed in a year of 360 days.

  The Commitment Letter provides for payment by the Company in respect of outstanding letters of credit of (i) a per annum fee equal to the spread over the Reserve Adjusted Eurodollar Rate for the Revolving Loan Facility from time to time in effect, (ii) a fronting fee equal to 1/4 of 1% on the aggregate outstanding stated amounts of such letters of credit, plus (iii) customary administrative charges. The Company will also pay a commitment fee equal to 1/2 of 1% per annum on the undrawn portion of the available Commitment, subject to decreases based on the Company's leverage ratio.

  Collateral and Guarantees. The Loans will be guaranteed by all of the Company's existing and future direct and indirect wholly owned domestic subsidiaries. The Loans will be secured by a first priority lien in substantially all of the properties and assets of the Company and its direct and indirect wholly owned domestic subsidiaries, now owned or acquired later, including a pledge of all capital stock and notes owned by the Company and its subsidiaries; provided that, in certain cases, no more than 65% of the stock of foreign subsidiaries of the Company shall be required to be pledged.

  Representations and Warranties and Covenants. The Commitment Letter provides that the Credit Agreement documentation will contain certain customary representations and warranties by the Company. In addition, the Credit Agreement is expected to contain customary covenants restricting the ability of the Company to, among others (i) declare dividends or redeem or repurchase capital stock; (ii) prepay, redeem or purchase debt; (iii) incur liens and engage in sale-leaseback transactions; (iv) make loans and investments; (v) incur additional indebtedness; (vi) amend or otherwise alter debt and other material agreements; (vii) make capital expenditures; (viii) engage in mergers, acquisitions and asset sales; (ix) transact with affiliates; and (x) alter the business it conducts. It is also expected that the Company will be required to indemnify the Agent and comply with specified financial covenants and make certain customary affirmative covenants.

  Events of Default. Events of default under the Credit Agreement are expected to include (i) the Company's failure to pay principal or interest when due;
(ii) the Company's material breach of any representation or warranty contained in the loan documents; (iii) covenant defaults; (iv) events of bankruptcy; and
(v) a change of control of the Company.

                           DESCRIPTION OF THE NOTES

  The Notes will be issued under an indenture (the "Indenture"), to be dated
as of      , 1997 by and among Alliance Imaging, Inc., the Guarantors and
    , as Trustee (the "Trustee"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture (a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this section, references to the "Company" include only Alliance Imaging, Inc. and not its Subsidiaries.

  The Notes will be unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Debt of the Company.

  The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders.

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $265.0 million, of
which $165.0 million will be issued in the Offering, and will mature on      ,
2005. Interest on the Notes will accrue at the rate of   % per annum and will
be payable semiannually in cash on each      and      commencing on      ,
1998, to the persons who are registered Holders at the close of business on
the     and     immediately preceding the applicable interest payment date.
Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

  The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

  Optional Redemption. The Notes will be redeemable, at the Company's option,
in whole at any time or in part from time to time, on and after      , 2001,
upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof)
if redeemed during the twelve-month period commencing on       of the year set
forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................         %
      2002...........................................................         %
      2003...........................................................         %
      2004...........................................................  100.000%

  Optional Redemption upon Equity Offerings. At any time, or from time to
time, on or prior to       , 2000, the Company may, at its option, use the net
cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 40% in aggregate principal amount of the Notes at a redemption price equal to % of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; provided, however, that after any such redemption the aggregate principal amount of the Notes outstanding must equal at least 60% of the aggregate amount of the Notes issued in the Offering plus any additional Notes issued after the Issue Date pursuant to the Indenture. In order to effect the foregoing redemption with the net cash proceeds of any Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

  As used in the preceding paragraph, "Equity Offering" means a public or private offering of Qualified Capital Stock (other than public offerings with respect to the Company's Common Stock on Form S-8) of the Company for aggregate net cash proceeds to the Company of at least $25.0 million.

SELECTION AND NOTICE OF REDEMPTION

  In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or, if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part; provided, further, that if a partial redemption is made with the net cash proceeds of an Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

SUBORDINATION

  The payment of all Obligations on the Notes is subordinated in right of payment to the prior payment in full in cash or Cash Equivalents of all Obligations on Senior Debt. Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, whether voluntary or involuntary, all Obligations due or to become due upon all Senior Debt shall first be paid in full in cash or Cash Equivalents, or such payment duly provided for to the satisfaction of the holders of Senior Debt, before any payment or distribution of any kind or character is made on account of any Obligations on the Notes, or for the acquisition of any of the Notes for cash or property or otherwise. If any default occurs and is continuing in the payment when due, whether at maturity, upon any redemption, by declaration or otherwise, of any principal of, interest on, unpaid drawings for letters of credit issued in respect of, or regularly accruing fees with respect to, any Senior Debt, no payment of any kind or character shall be made by or on behalf of the Company or any other Person on its or their behalf with respect to any Obligations on the Notes or to acquire any of the Notes for cash or property or otherwise.

  In addition, if any other event of default occurs and is continuing with respect to any Designated Senior Debt, as such event of default is defined in the instrument creating or evidencing such Designated Senior Debt, permitting the holders of such Designated Senior Debt then outstanding to accelerate the maturity thereof and if the Representative for the respective issue of Designated Senior Debt gives written notice of the event of default to the Trustee (a "Default Notice"), then, unless and until all events of default have been cured or waived or have ceased to exist or the Trustee receives notice from the Representative for the respective issue of Designated

Senior Debt terminating the Blockage Period (as defined below), during the 180 days after the delivery of such Default Notice (the "Blockage Period"), neither the Company nor any other Person on its behalf shall (x) make any payment of any kind or character with respect to any Obligations on the Notes or (y) acquire any of the Notes for cash or property or otherwise. Notwithstanding anything herein to the contrary, in no event will a Blockage Period extend beyond 180 days from the date the payment on the Notes was due and only one such Blockage Period may be commenced within any 360 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Blockage Period with respect to the Designated Senior Debt shall be, or be made, the basis for commencement of a second Blockage Period by the Representative of such Designated Senior Debt whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenants for a period commencing after the date of commencement of such Blockage Period that, in either case, would give rise to an event of default pursuant to any provisions under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

  By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Debt, including the Holders of the Notes, may recover less, ratably, than holders of Senior Debt.

  After giving effect to the Transactions, on a pro forma basis, at September 30, 1997, the Company would have had approximately $56.9 million of Senior Debt outstanding.

GUARANTEES

  Each Guarantor unconditionally guarantees, on a senior subordinated basis, jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of and interest on the Notes. The Guarantees will be subordinated to Guarantor Senior Debt on the same basis as the Notes are subordinated to Senior Debt. The obligations of each Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP.

  Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See "Certain Covenants--Merger, Consolidation and Sale of Assets." In the event all of the Capital Stock of a Guarantor is sold by the Company and the sale complies with the provisions set forth in "Certain Covenants--Limitation on Asset Sales," the Guarantor's Guarantee will be released.

  Separate financial statements of the Guarantors are not included herein because such Guarantors are jointly and severally liable with respect to the Company's obligations pursuant to the Notes, and the aggregate net assets, earnings and equity of the Guarantors and the Company are substantially equivalent to the net assets, earnings and equity of the Company on a consolidated basis. Accordingly, management has determined that separate financial statements of each Guarantor would not provide any material information to prospective purchasers of the Notes.

CHANGE OF CONTROL

  The Indenture will provide that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

  The Indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full and terminate all commitments under Indebtedness under the Credit Agreement and all other Senior Debt the terms of which require repayment upon a Change of Control or offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all other such Senior Debt and to repay the Indebtedness owed to each lender which has accepted such offer or (ii) obtain the requisite consents under the Credit Agreement and all other Senior Debt to permit the repurchase of the Notes as provided below. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with the covenant described in the immediately preceding sentence shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "Events of Default" below.

  Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

  Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Restricted Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

  The definition of "Change of Control" includes, among other transactions, a disposition of all or substantially all of the property and assets of the Company. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which is the choice of law under the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear whether a Change of Control has occurred and whether the Company is required to make an offer to repurchase the Notes as described above.

CERTAIN COVENANTS

  The Indenture will contain, among others, the following covenants:

  Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of the Guarantors may incur Indebtedness (including, without limitation, Acquired Indebtedness) and Restricted Subsidiaries of the Company may incur Acquired Indebtedness, in each case if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 1.75 to 1.0 if such incurrence is on or prior to December 31, 1999 and 2.0 to 1.0 if such incurrence is thereafter.

  Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company's Capital Stock to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes or (d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing or (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant or (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus (y) without duplication of any amounts included in clause
(iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock; plus (z) without duplication, the sum of (1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments,
(2) the net cash proceeds received by the Company or any Restricted Subsidiary of the Company from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company) and (3) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary; provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

  Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration; (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (A) shares of Qualified Capital Stock of the Company or (B) Refinancing Indebtedness; (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company from employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $5.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding years subject to a maximum of $7.5 million in any calendar year); (5) the declaration and payment of dividends to holders of any class or series of Preferred Stock (other than Disqualified Capital Stock) issued after the Issue Date, provided that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Preferred Stock, after giving effect to such issuance on a pro forma basis, the Company would have had a Consolidated Fixed Charge Coverage Ratio of at least 1.75 to 1.00; (6) the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock after the Issue Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8; (7) the repurchase, retirement or other acquisition or retirement for value of equity interests of the Company in existence on the Issue Date and from the persons holding such equity interests on the Issue Date and which are not held by Apollo or any of its Affiliates or members of management of the Company and its Subsidiaries on the Issue Date (including any equity interests issued in respect of such equity interests as a result of a stock split, recapitalization, merger, combination, consolidation or similar transaction), provided, however, that the Company shall be permitted to make Restricted Payments under this clause only if after giving effect thereto, the Company would be permitted to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Incurrence of Additional Indebtedness" covenant and (8) other Restricted Payments in an aggregate amount not to exceed $5.0 million. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1),
(2), (4), (5), (6), (7) and (8) shall be included in such calculation.

  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an officers' certificate stating that such Restricted Payment complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company's latest available internal quarterly financial statements.

  Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets, and (b) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Sale (to the extent of the cash received) shall be deemed to be cash for the purposes of this provision; and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either (A) to prepay any Senior Debt or Guarantor Senior Debt and, in the case of any Senior Debt or Guarantor Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to make an Investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses the same, similar or reasonably related thereto ("Replacement Assets"), or (C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(B) and
(iii)(C) of the next preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses
(iii)(A), (iii)(B) and (iii)(C) of the next preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis, that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

  In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

  Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) the Indenture; (3) the Credit Agreement;
(4) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company; (5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;
(6) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date; (7) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired; (8) contracts for the sale of assets, including, without limitation, customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary; (9) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "Limitation on Incurrence of Additional Indebtedness" and "Limitation on Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness; (10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business; (11) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (1) through (10) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses; or (12) an agreement governing Indebtedness permitted to be incurred pursuant to the "Limitation on Incurrence on Additional Indebtedness" covenant; provided that the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions contained in the Credit Agreement as in effect on the Issue Date.

  Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (B) Liens securing Senior Debt and Liens securing Guarantor Senior Debt;
(C) Liens securing the Notes and the Guarantees; (D) Liens of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company; (E) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (A) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and (F) Permitted Liens.

  Prohibition on Incurrence of Senior Subordinated Debt. The Company and the Guarantors will not incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or the Guarantees, as the case may be, and subordinate in right of payment by its terms to any other Indebtedness of the Company or such Guarantor, as the case may be.

  Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Restricted Subsidiaries substantially as an entirety (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction on a pro forma basis and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Incurrence of Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and (iv) the Company or the Surviving Entity, as the case may be, shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

  Notwithstanding the foregoing, the merger of the Company with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction shall be permitted.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

  The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such.

  Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of "--Limitation on Asset Sales") will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Guarantor unless (i) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) such entity assumes by supplemental indenture all of the obligations of the Guarantor on the Guarantee; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Company could satisfy the provisions of clause (ii) of the first paragraph of this covenant. Any merger or consolidation of a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor that is a Wholly Owned Restricted Subsidiary of the Company need only comply with clause (iv) of the first paragraph of this covenant.

  Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

  (b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors; (ii) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; (iv) Restricted Payments permitted by the Indenture; (v) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of the first sentence of paragraph (a) above; (vi) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after that Issue Date shall only be permitted by this clause to the extent that the terms of any such, amendment or new agreement are not otherwise disadvantageous to the holders of the Notes in any material respect; (vii) loans to employees of the Company and its Subsidiaries which are approved by the Board of Directors of the Company in good faith; (viii) the payment of all fees and expenses related to the Transactions; and (ix) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

  Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries transfers or causes to be transferred, in one transaction or a series of related transactions, any property to any domestic Restricted Subsidiary that is not a Guarantor, or if the Company or any of its Restricted Subsidiaries shall organize, acquire or otherwise invest in another domestic Restricted Subsidiary having total equity value in excess of $1.0 million, then such transferee or acquired or other Restricted Subsidiary shall (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

  Reports to Holders. The Indenture will provide that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA (S) 314(a).

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":

    (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

    (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

    (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

    (iv) the failure to pay at final stated maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been accelerated, aggregates $5.0 million or more at any time;

    (v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

    (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; or

    (vii) any of the Guarantees ceases to be in full force and effect or any of the Guarantees is declared to be null and void and unenforceable or any of the Guarantees is found to be invalid or any of the Guarantors denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

  If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there are any amounts outstanding under the Credit Agreement, shall become immediately due and payable upon the first to occur of an acceleration under the Credit Agreement or 5 business days after receipt by the Company and the Representative under the Credit Agreement of such Acceleration Notice. If an Event of Default specified in clause (vi) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

  The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

  The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

  Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

  No director, officer, employee or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Debt, including, without limitation, those arising under the Indenture and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of the deposit and that no Holder is an insider of the Company, after the 91st day following the date of the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied. Notwithstanding the foregoing, the opinion of counsel required by clause (ii) above need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable on the maturity date within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

  From time to time, the Company, the Guarantors and the Trustee, without the consent of the Holders, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may (i) reduce the amount of Notes whose Holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;
(vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control which has occurred or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto after a Change of Control has occurred or the subject Asset Sale has been consummated; (vii) modify or change any provision of the Indenture or the related definitions affecting the subordination or ranking of the Notes or any Guarantee in a manner which adversely affects the Holders; or (viii) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

GOVERNING LAW

  The Indenture will provide that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

  The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of

Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

  The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

  "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

  "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company; or (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million, (ii) the sale or exchange of equipment in connection with the purchase or other acquisition of other equipment, in each case used in the business of the Company and its Restricted Subsidiaries and (iii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets."

  "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

  "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

  "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

  "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

  "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;
(ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Ratings Services ("S&P") or Moody's Investors Service, Inc. ("Moody's"); (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

  "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders; (ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company; or (iv) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by the Permitted Holders or a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

  "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses), (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the two full fiscal quarters (the "Two Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Two Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Two Quarter Period or at any time subsequent to the last day of the Two Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Two Quarter Period and
(ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions and other operating improvements as determined in good faith by a responsible financial or accounting officer of the Company) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Two Quarter Period) occurring during the Two Quarter Period or at any time subsequent to the last day of the Two Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Two Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) notwithstanding clause
(1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs), plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication (i) the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, (a) any amortization of debt discount and amortization or write-off of deferred financing costs (including the amortization of costs relating to interest rate caps or other similar agreements), (b) the net costs under Interest Swap Obligations, (c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP, minus interest income for such period.

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains or losses from Asset Sales (without regard to the $1.0 million limitation set forth in the definition thereof) or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains or losses, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, (d) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Person, (f) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), and (g) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

  "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

  "Credit Agreement" means the Credit Agreement to be dated as of the Issue Date, between the Company, the lenders party thereto in their capacities as lenders thereunder and Bankers Trust Company, as administrative agent, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above) or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

  "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

  "Designated Senior Debt" means (i) Indebtedness under or in respect of the Credit Agreement and (ii) any other Indebtedness constituting Senior Debt which, at the time of determination, has an aggregate principal amount of at least $25.0 million and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" by the Company.

  "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

  "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

  "Guarantor" means (i) each of Royal Medical Health Services, Inc., Alliance Imaging of Ohio, Inc., Alliance Imaging of Michigan, Inc. and Alliance Imaging of Central Georgia, Inc. and (ii) each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

  "Guarantor Senior Debt" means with respect to any Guarantor, (i) the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of a Guarantor, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Guarantee of such Guarantor. Without limiting the generality of the foregoing, "Guarantor Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing by any Guarantor in respect of, (x) all monetary obligations of every nature of a Guarantor under, or with respect to, the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, (y) all Interest Swap Obligations (including guarantees thereof) and (z) all obligations under Currency Agreements (including guarantees thereof), in each case whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Guarantor Senior Debt" shall not include (i) any Indebtedness of such Guarantor to a Restricted Subsidiary of such Guarantor, (ii) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of such Guarantor or any Restricted Subsidiary of such Guarantor (including, without limitation, amounts owed for compensation),
(iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by such Guarantor, (vi) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (vi) if the holder(s) of such obligation or their representative and the Trustee shall have received an officers' certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture), (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company or any Guarantor and (viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of such Guarantor.

  "Indebtedness" means with respect to any Person, without duplication, (i) all Obligations of such Person for borrowed money, (ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business), (v) all Obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured, (viii) all Obligations under currency agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

  "Independent Financial Advisor" means a firm (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

  "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

  "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary of the Company and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary of the Company at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

  "Issue Date" means the date of original issuance of the Notes.

  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale and (d) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

  "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

  "Permitted Holders" means Apollo Management, L.P. and its affiliates.

  "Permitted Indebtedness" means, without duplication, each of the following:

    (i) Indebtedness under the Notes and the Guarantees issued in the Offering;

    (ii) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $125.0 million less the amount of all repayments and permanent commitment reductions under the Credit Agreement with Net Cash Proceeds of Asset Sales applied thereto as required by the "Limitation on Asset Sales" covenant;

    (iii) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

    (iv) Interest Swap Obligations covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

    (v) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

    (vi) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

    (vii) Indebtedness of the Company to a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company and is subject to no Lien; provided that (a) any Indebtedness of the Company to any Wholly Owned Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Wholly Owned Restricted Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

    (viii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

    (ix) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

    (x) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed $25.0 million at any one time outstanding; provided that all or a portion of the $25.0 million permitted to be incurred under this clause (x) may, at the option of the Company, be incurred under the Credit Agreement instead of pursuant to Capitalized Lease Obligations or Purchase Money Indebtedness;

    (xi) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary of the Company (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time it is received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

    (xii) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business;

    (xiii) Refinancing Indebtedness; and

    (xiv) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $25.0 million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Credit Agreement).

  "Permitted Investments" means (i) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Wholly Owned Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Wholly Owned Restricted Subsidiary of the Company, provided that such Wholly Owned Restricted Subsidiary of the Company is not restricted from making dividends or similar distributions by contract, operation of law or otherwise; (ii) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture; (iii) Investments in cash and Cash Equivalents; (iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not to exceed $1.0 million at any one time outstanding; (v) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (vi) additional Investments (including joint ventures) not to exceed $20.0 million at any one time outstanding; (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; (viii) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant; and
(ix) Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time such Person merges or consolidates with the Company or any of its Restricted Subsidiaries, in either case in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation.

  "Permitted Liens" means the following types of Liens:

    (i) Liens for taxes, assessments or governmental charges or claims either
  (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (iv) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

    (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

    (vi) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or asset which is not leased property subject to such Capitalized Lease Obligation;

    (vii) Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted pursuant to clause (x) of the definition of "Permitted Indebtedness"; provided, however, that in the case of Purchase Money Indebtedness (A) the Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired or constructed and (B) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

    (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

    (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

    (xi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

    (xii) Liens in the ordinary course of business not exceeding $5.0 million at any one time outstanding that (a) are not incurred in connection with borrowing of money and (b) do not materially detract from the value of the property or materially impair its use;

    (xiii) Liens by reason of judgment or decree not otherwise resulting in an Event of Default;

    (xiv) Liens securing Indebtedness permitted to be incurred pursuant to clause (xiv) of the definition of "Permitted Indebtedness";

    (xv) Liens securing Indebtedness under Currency Agreements permitted under the Indenture; and

    (xvi) Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and
  (B) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company.

  "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

  "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

  "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

  "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

  "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred or existing in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (viii),
(ix), (x), (xi), (xii) or (xiv) of the definition of Permitted Indebtedness), in each case that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to

Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that
(x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and
(y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

  "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Debt; provided that if, and for so long as, any Designated Senior Debt lacks such a representative, then the Representative for such Designated Senior Debt shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Debt in respect of any Designated Senior Debt.

  "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

  "Senior Debt" means the principal of, premium, if any, and interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Debt" shall also include the principal of, premium, if any, interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law) on, and all other amounts owing by the Company in respect of, (x) all monetary obligations of every nature of the Company under the Credit Agreement, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, (y) all Interest Swap Obligations (including guarantees thereof) and (z) all obligations under Currency Agreements (including guarantees thereof), in each case whether outstanding on the Issue Date or thereafter incurred. Notwithstanding the foregoing, "Senior Debt" shall not include (i) any Indebtedness of the Company to a Subsidiary of the Company, (ii) Indebtedness to, or guaranteed on behalf of, any director, officer or employee of the Company or any Subsidiary of the Company (including, without limitation, amounts owed for compensation), (iii) Indebtedness to trade creditors and other amounts incurred in connection with obtaining goods, materials or services, (iv) Indebtedness represented by Disqualified Capital Stock, (v) any liability for federal, state, local or other taxes owed or owing by the Company, (vi) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (vi) if the holder(s) of such obligation or their representative and the Trustee shall have received an officers' certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture), (vii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company and (viii) any Indebtedness which is, by its express terms, subordinated in right of payment to any other Indebtedness of the Company.

  "Significant Subsidiary" shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

  "Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

  "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

  "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") among Alliance, the Guarantors and BT Alex. Brown Incorporated, Smith Barney Inc. and Salomon Brothers Inc (collectively, the "Underwriters"), the Underwriters have severally agreed to purchase from Alliance, and Alliance has agreed to sell to the Underwriters severally, the entire principal amount of the Notes offered hereby.

  The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by counsel and to various other conditions. The nature of each Underwriter's obligation is such that each is committed to purchase the aggregate principal amount of Notes set forth opposite its name if any Notes are purchased.

                                                                PRINCIPAL AMOUNT
   UNDERWRITERS                                                     OF NOTES
   ------------                                                 ----------------
   BT Alex. Brown Incorporated.................................   $
   Smith Barney Inc............................................
   Salomon Brothers Inc .......................................
                                                                  ------------
     Total.....................................................   $165,000,000
                                                                  ============

  The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page hereof, and to certain
dealers at such price less a concession not in excess of    % of the principal
amount of the Notes offered hereby. After the public offering of the Notes offered hereby, the public offering price and other selling terms may be changed.

  Alliance does not intend to apply for listing of the Notes on a national securities exchange. Alliance has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time in the sole discretion of the Underwriters. There can be no assurance that an active public market for the Notes will develop.

  Alliance and the Guarantors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, will be an agent and lender under the Credit Agreement. See "Description of the Credit Agreement." The BT Investor, also an affiliate of BT Alex. Brown Incorporated, will invest approximately $3.6 million in the Company concurrently with the consummation of the Transactions, and will receive a financing fee of $36,000 in connection with the Company's issuance of Series F Preferred Stock. Smith Barney acted as an advisor to an affiliate of Apollo with respect to the Recapitalization of Alliance, for which Smith Barney will receive a fee of $1.75 million. Salomon Brothers Inc has acted as financial advisor to Alliance in connection with the Recapitalization for which it will receive certain fees and be reimbursed for certain of its expenses. In addition, Salomon Brothers Inc will be a lender under the Credit Agreement. See "Certain Relationships and Related Transactions."

  In connection with the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may bid for and purchase Notes in the open market to stabilize the price of the Notes. The Underwriters may also overallot the Offering, creating a syndicate short position, and may bid for and purchase Notes in the open market to cover the syndicate short position. In addition, the Underwriters may bid for and purchase the Notes in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Notes above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and may end these activities at any time.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby are being passed upon for the Company by O'Sullivan Graev & Karabell, LLP, New York, New York. Certain legal matters relating to the Notes are being passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Cahill Gordon & Reindel has represented in the past and continues to represent Apollo and its affiliates with respect to various matters.

                                    EXPERTS

  The consolidated financial statements of Alliance at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Auditors...........................................  F-2
Consolidated Balance Sheets at December 31, 1995 and 1996 and at
 September 30, 1997 (unaudited)..........................................  F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995
 and 1996 and for the nine months ended September 30, 1996 and 1997
 (unaudited).............................................................  F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995
 and 1996 and for the nine months ended September 30, 1996 and 1997
 (unaudited).............................................................  F-5
Consolidated Statements of Preferred Stock, Common Stock, Additional
 Paid-In Capital
 and Accumulated Deficit for the years ended December 31, 1994, 1995 and
 1996 and for the nine months ended September 30, 1997 (unaudited).......  F-7
Notes to Consolidated Financial Statements...............................  F-8
Quarterly Financial Data (unaudited)..................................... F-20

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Alliance Imaging, Inc.

  We have audited the accompanying consolidated balance sheets of Alliance Imaging, Inc. as of December 31, 1995 and 1996 and the related consolidated statements of operations, cash flows and preferred stock, common stock, additional paid-in capital and accumulated deficit for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Alliance's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alliance Imaging, Inc. at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Orange County, California

February 21, 1997, except for Note 4, as to which the date is March 26, 1997, and Note 9,

as to which the date is November 21, 1997

                             ALLIANCE IMAGING, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    SEPTEMBER
                                             DECEMBER 31,              30,
                                       --------------------------  ------------
                                           1995          1996          1997
                                       ------------  ------------  ------------
                                                                   (UNAUDITED)
ASSETS
Current assets:
  Cash and short-term investments....  $ 11,128,000  $ 10,867,000  $ 10,557,000
  Accounts receivable, net of
   allowance for doubtful accounts of
   $367,000 in 1995 and $513,000 in
   1996 (Note 4).....................     5,583,000     8,889,000    10,597,000
  Prepaid expenses...................       369,000       710,000       997,000
  Other receivables..................       109,000       345,000       115,000
                                       ------------  ------------  ------------
    Total current assets.............    17,189,000    20,811,000    22,266,000
Equipment, at cost (Note 4)..........   112,014,000   121,354,000   152,113,000
Less accumulated depreciation........   (52,368,000)  (43,735,000)  (52,511,000)
                                       ------------  ------------  ------------
                                         59,646,000    77,619,000    99,602,000
Goodwill, net of accumulated amorti-
 zation of $5,690,000 in 1995 and
 $7,568,000 in 1996..................    23,971,000    27,990,000    26,657,000
Deposits and other assets............     2,521,000     2,090,000     3,098,000
                                       ------------  ------------  ------------
    Total assets.....................  $103,327,000  $128,510,000  $151,623,000
                                       ============  ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................  $    692,000  $  1,765,000  $  3,039,000
  Accrued compensation and related
   expenses..........................     2,310,000     3,465,000     3,399,000
  Other accrued liabilities..........     5,025,000     6,341,000    11,268,000
  Current portion of long-term debt
   (Note 4)..........................     9,948,000    16,323,000    20,476,000
                                       ------------  ------------  ------------
    Total current liabilities........    17,975,000    27,894,000    38,182,000
Long-term debt, net of current por-
 tion (Note 4).......................    65,932,000    72,702,000    62,597,000
Other liabilities....................       596,000     2,029,000     2,188,000
Deferred income taxes (Note 3).......       790,000     4,831,000     4,831,000
                                       ------------  ------------  ------------
    Total liabilities................    85,293,000   107,456,000   107,798,000
Commitments (Note 6)
Redeemable preferred stock, Series A,
 $.01 par value;
 155,000 shares authorized; shares
 issued and outstanding
 (at liquidation and redemption
 value)--155,000 in 1995
 and 44,286 in 1996..................    16,430,000     4,694,000           --
Convertible preferred stock, $.01 par
 value; 22,000 shares authorized;
 shares issued and outstanding 3,876
 in 1996 and 18,000 at September 30,
 1997 (Note 5).......................           --        388,000    18,000,000
Common stock, $.01 par value;
 25,000,000 shares authorized; shares
 issued and outstanding--10,836,171
 in 1995, 10,913,388 in 1996, and
 11,023,344 at September 30, 1997
 (Note 5)............................       108,000       109,000       110,000
Additional paid-in capital...........    31,908,000    34,404,000    36,561,000
Accumulated deficit..................   (30,412,000)  (18,541,000)  (10,846,000)
                                       ------------  ------------  ------------
    Total liabilities and
    stockholders' equity.............  $103,327,000  $128,510,000  $151,623,000
                                       ============  ============  ============

                            See accompanying notes.

                             ALLIANCE IMAGING, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                          ------------------------------------- -----------------------
                              1994         1995        1996        1996        1997
                          ------------  ----------- ----------- ----------- -----------
                                                                      (UNAUDITED)
Revenues................  $ 57,875,000  $58,065,000 $68,482,000 $49,097,000 $62,285,000
Costs and expenses:
  Operating expenses,
   excluding
   depreciation.........    31,093,000   28,342,000  32,344,000  23,549,000  27,499,000
  Depreciation expense..    13,424,000   12,202,000  12,737,000   9,170,000  11,222,000
  Selling, general and
   administrative
   expenses.............     6,284,000    6,294,000   8,130,000   4,879,000   6,251,000
  Amortization expense,
   primarily goodwill...       943,000    1,345,000   1,952,000   1,309,000   1,767,000
  Interest expense, net
   of interest income of
   $253,000 in 1994,
   $437,000 in 1995 and
   $502,000 in 1996.....    10,758,000    5,053,000   5,758,000   4,184,000   5,315,000
  Asset impairment and
   other special
   charges..............    13,339,000          --          --          --          --
                          ------------  ----------- ----------- ----------- -----------
    Total costs and
     expenses...........    75,841,000   53,236,000  60,921,000  43,091,000  52,054,000
Income (loss) before
 income taxes and
 extraordinary gains....   (17,966,000)   4,829,000   7,561,000   6,006,000  10,231,000
Provision for income
 taxes (Note 3).........     1,100,000      727,000   1,060,000     955,000   3,480,000
                          ------------  ----------- ----------- ----------- -----------
Income (loss) before
 extraordinary gains....   (19,066,000)   4,102,000   6,501,000   5,051,000   6,751,000
Extraordinary gains, net
 of taxes...............           --           --    6,300,000         --    1,332,000
                          ------------  ----------- ----------- ----------- -----------
Net income (loss).......   (19,066,000)   4,102,000  12,801,000   5,051,000   8,083,000
Less: Preferred stock
 dividends..............           --       930,000     943,000     706,000         --
Add: Excess of carrying
 amount of preferred
 stock repurchased over
 consideration paid.....           --           --    1,764,000         --    1,906,000
                          ------------  ----------- ----------- ----------- -----------
Income (loss) applicable
 to common stock........  $(19,066,000) $ 3,172,000 $13,622,000 $ 4,345,000 $ 9,989,000
                          ============  =========== =========== =========== ===========
Weighted average common
 and common equivalent
 shares outstanding.....     7,124,000   11,158,000  11,494,000  11,463,000  14,028,000
                          ============  =========== =========== =========== ===========
Earnings per share:
  Income before items
   below................  $      (2.68) $      0.28 $      0.48 $      0.38 $      0.48
  Excess of carrying
   amount of preferred
   stock repurchased
   over consideration
   paid.................           --           --         0.15         --         0.14
                          ------------  ----------- ----------- ----------- -----------
  Income (loss) before
   extraordinary gains..         (2.68)        0.28        0.63        0.38        0.62
  Extraordinary gains,
   net of taxes.........           --           --         0.55         --         0.09
                          ------------  ----------- ----------- ----------- -----------
Income (loss) applicable
 to common stock........  $      (2.68) $      0.28 $      1.18 $      0.38 $      0.71
                          ============  =========== =========== =========== ===========


                            See accompanying notes.

                             ALLIANCE IMAGING, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                          --------------------------------------  ------------------------
                              1994         1995         1996         1996         1997
                          ------------  -----------  -----------  -----------  -----------
                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).......  $(19,066,000) $ 4,102,000  $12,801,000  $ 5,051,000  $ 8,083,000
Adjustments to reconcile
 net income (loss) to
 net cash
 provided by operating
 activities:
 Extraordinary gains....           --           --    (6,300,000)         --    (1,332,000)
 Depreciation and amor-
  tization..............    14,367,000   13,547,000   14,689,000   10,479,000   12,989,000
 Amortization of de-
  ferred financing
  charges...............       406,000       85,000      411,000      325,000       42,000
 Distributions in excess
  of (undistributed) in-
  come of investee......        69,000     (262,000)     (91,000)     (74,000)      85,000
 Special charges........    13,339,000          --           --           --           --
 Increase (decrease) in
  deferred income taxes.       665,000     (173,000)   1,041,000          --           --
 Gain on disposal of
  equipment.............           --      (335,000)         --           --           --
 Gain on sale of invest-
  ment..................           --           --      (750,000)         --           --
Changes in operating as-
 sets and liabilities:
 Accounts receivable,
  net...................      (527,000)   1,261,000   (2,474,000)  (1,696,000)  (1,630,000)
 Prepaid expenses.......       167,000      (78,000)    (306,000)    (566,000)    (287,000)
 Other receivables......       151,000      (18,000)     (49,000)     247,000      230,000
 Other assets...........       (71,000)     (96,000)     (72,000)     (31,000)  (1,302,000)
 Accounts payable, ac-
  crued compensation and
  other accrued liabili-
  ties..................     3,344,000     (520,000)   2,115,000    2,496,000    5,053,000
 Other liabilities......       (60,000)     530,000      716,000    1,117,000      159,000
                          ------------  -----------  -----------  -----------  -----------
Net cash provided by op-
 erating activities.....    12,784,000   18,043,000   21,731,000   17,348,000   22,090,000
INVESTING ACTIVITIES
Equipment purchases.....   (20,093,000) (10,243,000) (26,510,000) (20,504,000) (32,940,000)
Decrease in deposits on
 equipment..............       232,000      448,000      264,000    1,297,000      150,000
Purchase of contracts
 and related assets of
 Mobile M.R. Venture,
 Ltd....................           --           --      (455,000)    (455,000)         --
Purchase of common stock
 of Royal Medical Health
 Services, Inc. and
 related assets, net of
 cash acquired..........           --           --    (1,844,000)  (1,844,000)         --
Purchase of common stock
 of Sun MRI Services,
 Inc.,
 net of cash acquired...           --           --      (269,000)    (269,000)         --
Purchase of contracts
 and related assets of
 West Coast
 Mobile Imaging.........           --           --       (90,000)     (90,000)         --
Purchase of contracts
 and related assets of
 Advanced Healthcare
 Diagnostic Service,
 Inc....................           --      (412,000)         --           --           --
Purchase of MRI
 contracts and related
 assets of Pacific
 Medical Imaging, Inc...           --           --           --           --      (756,000)
Proceeds from sale of
 investment.............           --           --       968,000          --           --
Proceeds from sale of
 equipment..............           --     2,418,000          --           --           --
                          ------------  -----------  -----------  -----------  -----------
Net cash used in invest-
 ing activities.........   (19,861,000)  (7,789,000) (27,936,000) (21,865,000) (33,546,000)

                                                                     (continued)

                            ALLIANCE IMAGING, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

                                                                       NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                          ----------------------------------------  -------------------------
                              1994          1995          1996         1996          1997
                          ------------  ------------  ------------  -----------  ------------
FINANCING ACTIVITIES
Payment of preferred
 stock dividends........  $        --   $        --   $ (1,594,000) $  (930,000) $   (653,000)
Purchase of senior sub-
 ordinated debentures...           --            --     (5,714,000)         --     (2,286,000)
Partial prepayment of
 senior notes...........           --            --     (3,537,000)         --            --
Repurchase of Series A
 preferred stock........           --            --     (6,307,000)         --     (2,523,000)
Principal payments on
 long-term debt.........   (11,141,000)  (12,763,000)  (13,630,000)  (9,567,000)  (14,324,000)
Proceeds from long-term
 debt...................    12,276,000    11,116,000    23,889,000   15,618,000    25,782,000
Proceeds from senior
 bridge loan............           --            --     12,872,000          --      5,128,000
Increase in deferred fi-
 nancing charges........           --        (54,000)      (76,000)     (76,000)          --
Proceeds from exercise
 of employee stock op-
 tions..................           --         97,000        41,000       21,000        22,000
                          ------------  ------------  ------------  -----------  ------------
Net cash provided by fi-
 nancing activities.....     1,135,000    (1,604,000)    5,944,000    5,066,000    11,146,000
                          ------------  ------------  ------------  -----------  ------------
Net increase (decrease)
 in cash and short-term
 investments............    (5,942,000)    8,650,000      (261,000)     549,000      (310,000)
Cash and short-term in-
 vestments at beginning
 of year................     8,420,000     2,478,000    11,128,000   11,128,000    10,867,000
                          ------------  ------------  ------------  -----------  ------------
Cash and short-term in-
 vestments at end of
 year...................  $  2,478,000  $ 11,128,000  $ 10,867,000  $11,677,000  $ 10,557,000
                          ============  ============  ============  ===========  ============
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW INFORMA-
 TION
Cash paid during year
 for:
Interest................  $  8,690,000  $  5,483,000  $  5,562,000  $ 4,176,000  $  5,562,000
Income Taxes............       104,000       629,000       378,000      307,000       337,000
SUPPLEMENTAL SCHEDULE OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES
Net book value of assets
 exchanged..............     2,291,000     1,104,000     3,521,000    2,491,000     1,434,000
Issuance of common and
 Series A preferred
 stock in connection
 with debt restructur-
 ing....................    18,125,000           --            --           --            --
Preferred Stock dividend
 accrued................           --        930,000       266,000      468,000           --
Excess of carrying
 amount of preferred
 stock repurchased over
 consideration paid.....           --            --      1,764,000          --      1,906,000
Conversion of senior
 bridge loan into Series
 D 4% convertible pre-
 ferred stock...........           --            --            --           --     18,000,000
Conversion of Series C
 5% convertible pre-
 ferred stock into com-
 mon stock..............           --            --            --           --   $    388,000

  During the 1996 second quarter, Alliance purchased all of the common stock of Royal Medical Health Services, Inc. and related assets for cash consideration of approximately $1,914,000. In conjunction with the acquisition, liabilities were assumed as follows:

        Fair value of assets acquired.............................. $ 8,601,000
        Cash paid for common stock.................................  (1,914,000)
                                                                    -----------
          Liabilities assumed...................................... $ 6,687,000
                                                                    ===========

As additional consideration for the above purchase, Alliance issued convertible stock in the amount of $388,000 and common stock warrants valued at $212,000. As a result of this transaction, Alliance recorded goodwill of approximately $3,945,000.

  During the 1996 third quarter, Alliance purchased all of the common stock of Sun MRI Services, Inc. for cash consideration of approximately $391,000. In connection with the acquisition, liabilities were assumed as follows:

        Fair value of assets acquired............................... $1,602,000
        Cash paid for common stock..................................   (391,000)
                                                                     ----------
          Liabilities assumed....................................... $1,211,000
                                                                     ==========

                            See accompanying notes.

                             ALLIANCE IMAGING, INC.

                  CONSOLIDATED STATEMENTS OF PREFERRED STOCK,
                    COMMON STOCK, ADDITIONAL PAID-IN-CAPITAL
                            AND ACCUMULATED DEFICIT

                                                    SERIES C AND D
                           SERIES A REDEEMABLE       CONVERTIBLE
                             PREFERRED STOCK       PREFERRED STOCK        COMMON STOCK     ADDITIONAL
                          ----------------------  -------------------  -------------------   PAID-IN    ACCUMULATED
                           SHARES      AMOUNT     SHARES    AMOUNT       SHARES    AMOUNT    CAPITAL      DEFICIT
                          --------  ------------  ------  -----------  ---------- -------- -----------  ------------
Balance at December 31,
 1993...................       --   $        --      --   $       --    7,114,371 $ 71,000 $29,356,000  $(14,518,000)
Issuance of common and
 Series A preferred
 stock in connection
 with debt restructuring
 (Note 5)...............   155,000    15,500,000     --           --    3,500,000   35,000   2,457,000           --
Net loss for year ended
 December 31, 1994......       --            --      --           --          --       --          --    (19,066,000)
                          --------  ------------  ------  -----------  ---------- -------- -----------  ------------
Balance at December 31,
 1994...................   155,000    15,500,000     --           --   10,614,371  106,000  31,813,000   (33,584,000)
Exercise of common stock
 options................       --            --      --           --      221,800    2,000      95,000           --
Preferred stock divi-
 dends..................       --        930,000     --           --          --       --          --       (930,000)
Net income for year
 ended December 31,
 1995...................       --            --      --           --          --       --          --      4,102,000
                          --------  ------------  ------  -----------  ---------- -------- -----------  ------------
Balance at December 31,
 1995...................   155,000    16,430,000     --           --   10,836,171  108,000  31,908,000   (30,412,000)
Payment of 1995 pre-
 ferred stock dividends.       --       (930,000)    --           --          --       --          --            --
Exercise of common stock
 options................       --            --      --           --       77,217    1,000      39,000           --
Issuance of common stock
 warrants in connection
 with senior and subor-
 dinated debt amendment.       --            --      --           --          --       --      259,000           --
Issuance of common stock
 warrants in connection
 with transfer and
 amendment of senior
 notes..................       --            --      --           --          --       --      222,000           --
Issuance of Series C
 preferred stock in
 connection with
 acquisition of Royal
 Medical Health
 Services, Inc..........       --            --    3,876      388,000         --       --          --            --
Issuance of common stock
 warrants in connection
 with acquisition of
 Royal Medical Health
 Services, Inc..........       --            --      --           --          --       --      212,000           --
Preferred stock divi-
 dends..................       --        930,000     --           --          --       --          --       (930,000)
Payment of 1996 pre-
 ferred stock dividends.       --       (664,000)    --           --          --       --          --            --
Repurchase of Series A
 preferred stock........  (110,714)  (11,072,000)    --           --          --       --    1,764,000           --
Net income for year
 ended December 31,
 1996...................       --            --      --           --          --       --          --     12,801,000
                          --------  ------------  ------  -----------  ---------- -------- -----------  ------------
Balance at December 31,
 1996...................    44,286     4,694,000   3,876      388,000  10,913,388  109,000  34,404,000   (18,541,000)
Exercise of common stock
 options (unaudited)....       --            --      --           --       29,750      --       22,000           --
Repurchase of Series A
 redeemable preferred
 stock (unaudited)......   (44,286)   (4,694,000)    --           --          --       --    1,906,000           --
Transaction costs asso-
 ciated with conversion
 of senior bridge loan
 into Series D preferred
 stock (unaudited)......       --            --      --           --          --       --     (160,000)          --
Conversion of senior
 bridge loan into Series
 D preferred stock (un-
 audited)...............       --            --   18,000   18,000,000         --       --          --            --
Series C preferred stock
 dividend (unaudited)...       --            --      --           --          --       --          --        (16,000)
Series D preferred stock
 dividend (unaudited)...       --            --      --           --          --       --          --       (372,000)
Conversion of Series C
 preferred stock into
 common stock (unau-
 dited).................       --            --   (3,876)    (388,000)     80,206    1,000     389,000           --
Net income for the nine
 months ended September
 30, 1997 (unaudited)...       --            --      --           --          --       --          --      8,083,000
                          --------  ------------  ------  -----------  ---------- -------- -----------  ------------
Balance at September 30,
 1997 (unaudited).......       --   $        --   18,000  $18,000,000  11,023,344 $110,000 $36,561,000  $(10,846,000)
                          ========  ============  ======  ===========  ========== ======== ===========  ============

                            See accompanying notes.

                            ALLIANCE IMAGING, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


1.  DESCRIPTION OF ALLIANCE AND BASIS OF FINANCIAL STATEMENT PRESENTATION

  DESCRIPTION OF ALLIANCE--Alliance Imaging, Inc. (Alliance) provides outsourced radiology services and high technology diagnostic imaging systems and related technical support services, as well as management and information services, to hospitals and other healthcare providers. Diagnostic imaging services are provided on both a mobile, shared-user basis as well as on a full-time basis to single customers. Alliance operates entirely within the United States and is one of the largest providers of magnetic resonance imaging (MRI) and computed tomography (CT) services in the country. The equipment used by Alliance is sophisticated and subject to accelerated obsolescence in the event of significant technological change.

  BASIS OF FINANCIAL STATEMENT PRESENTATION--The accompanying consolidated financial statements include the accounts of Alliance and its consolidated subsidiaries. The accompanying unaudited consolidated financial statements have been prepared by Alliance in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Alliance, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

  USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  DEBT RESTRUCTURING--Effective December 31, 1994, Alliance completed a comprehensive debt restructuring with the holders of its senior notes and senior subordinated debentures. The restructuring included a reduction in interest rates, an exchange of a portion of the debentures for issuance of redeemable preferred and common stock and the extension of the repayment terms on all of the remaining debt. These transactions were accounted for as a troubled debt restructuring. Supplemental loss per common share for the year ended December 31, 1994, based on historical loss per share adjusted to give effect to the issuance of common shares in exchange for debt in the debt restructuring and a reduction of related interest expense assuming the exchange had occurred on January 1, 1994, is ($1.77) based on 10,614,000 weighted average common shares outstanding.

  SPECIAL CHARGES--During the fourth quarter of 1994, Alliance recorded special charges totaling $13,339,000 related to an equipment exchange transaction, the impairment of certain equipment, debt restructuring and employee severances. Alliance entered into an agreement with one of its major equipment vendors to exchange several older MRI scanners for more technologically advanced scanners which had been refurbished. The fair value of the assets received, net of related debt incurred, was less than the net book value of the assets exchanged, resulting in a non-cash pre-tax charge of $2,156,000. Alliance also evaluated the carrying values of all of its remaining older mid-field mobile MRI scanners. An impairment analysis of these scanners resulted in an $8,670,000 non-cash pre-tax charge to reduce the net book values to their estimated current market value. Alliance then identified assets to be held for sale or other disposition and recorded a non-cash pre-tax charge of $1,831,000 to write these assets down to their estimated net realizable value on disposition. In addition, Alliance recorded pre-tax special charges of $440,000 related to debt restructuring and $242,000 for employee severances.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CASH AND SHORT-TERM INVESTMENTS--Alliance considers short-term investments with original maturities of three months or less to be cash equivalents.

  ACCOUNTS RECEIVABLE--Alliance provides shared and single-user diagnostic imaging equipment and technical support services to the healthcare industry and directly to patients on an outpatient basis. Substantially all of Alliance's accounts receivable are due from hospitals, other healthcare providers and health insurance providers located throughout the United States. Services are generally provided pursuant to long-term contracts and directly to patients, and generally collateral is not required. Receivables generally are collected within industry norms for third-party payers. Credit losses are provided for in the consolidated financial statements.

  EQUIPMENT--Equipment is stated at cost and is generally depreciated using the straight-line method over an initial estimated life of three to eight years to an estimated residual value, generally approximating between five and 20 percent of original cost. If Alliance continues to operate the equipment beyond its initial estimated life, the residual value is then depreciated to a nominal salvage value over three years.

  Routine maintenance and repairs are charged to expense as incurred. Major repairs and purchased software and hardware upgrades, which extend the life or add value to the equipment, are capitalized and depreciated over the remaining useful life.

  With the exception of a small amount of office furniture and equipment, substantially all of the property owned by Alliance relates to diagnostic imaging equipment, tractors and trailers used in the business.

  GOODWILL--Alliance amortizes goodwill over a period of one to 25 years. For acquired entities, the amortization period selected is primarily based upon the estimated life of the customer contracts, including expected renewals, and related other assets acquired, not to exceed 20 years. The Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", in March 1995. Statement 121 requires long-lived assets and certain intangibles held and used by Alliance to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is to be performed at the lowest level at which undiscounted net cash flows can be directly attributable to long-lived assets. Alliance adopted Statement 121 in the first quarter of 1996 with no material effect on Alliance's financial statements.

  REVENUE RECOGNITION--The majority of Alliance's revenues are derived directly from healthcare providers. To a lesser extent, revenues are generated from direct billings to patients or their medical payers which are recorded net of contractual discounts and other arrangements for providing services at less than established patient billing rates. Net revenues from direct patient billing amounted to approximately 13%, 10% and 8% of revenues in the years ended December 31, 1994, 1995 and 1996, respectively. No single customer accounted for 3% or more of consolidated revenues in each of the three years in the period ended December 31, 1996. All revenues are recognized at the time the service is performed.

  INCOME TAXES--Alliance calculates deferred taxes and related income tax expense using the liability method. This method determines deferred taxes by applying the current tax rate to the cumulative temporary differences between recorded carrying amounts and the corresponding tax basis of assets and liabilities. A

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

valuation allowance is established for deferred tax assets unless their realization is considered more likely than not. Alliance's provision for income taxes is the sum of the change in the balance of deferred taxes between the beginning and the end of the period plus income taxes currently payable.

  INVESTMENT TAX CREDITS--Alliance accounts for investment tax credits under the flow through method.

  FAIR VALUES OF FINANCIAL INSTRUMENTS--FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimated cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Alliance.

  The following methods and assumptions were used by Alliance in estimating its fair value disclosures for financial instruments:

  Cash and short-term investments--The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

  Long-term debt--The fair values of Alliance's long-term debt are estimated using discounted cash flow analyses, based on Alliance's current incremental rates for similar types of borrowing arrangements.

    The carrying amounts and estimated fair values of Alliance's financial instruments are as follows:

                                  DECEMBER 31, 1995        DECEMBER 31, 1996
                               -----------------------  -----------------------
                                CARRYING      FAIR       CARRYING      FAIR
                                 AMOUNT       VALUE       AMOUNT       VALUE
                               ----------- -----------  ----------- -----------
Cash and short-term invest-
 ments........................ $11,128,000 $11,128,000  $10,867,000 $10,867,000
Long-term debt................  75,880,000  61,500,000   89,025,000  84,150,000
Redeemable preferred stock....  16,430,000  (See Below)   4,694,000   2,788,000

  As more fully discussed in Note 4, Alliance has repurchased all of its redeemable preferred stock. Alliance paid approximately $2,788,000 to retire the December 31, 1996 balance and consequently believes $2,788,000 reasonably approximates the fair value of its redeemable preferred stock balance at December 31, 1996. The original fair value of Alliance's redeemable preferred stock of $15,500,000 was determined by independent valuation consultants as of December 31, 1994. Although it was not practicable to reevaluate the estimated fair value of the preferred stock as of December 31, 1995 because of the lack of a quoted market price and the inability to estimate fair value without incurring excessive costs, Alliance believes the $16,430,000 carrying amount at December 31, 1995, which represents the original fair value of the preferred stock increased for the 1995 cumulative dividend, reasonably approximates its fair value at that date.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  EARNINGS PER COMMON SHARE--Earnings per common share have been computed based on the weighted average number of shares outstanding during each period plus the weighted average number of common equivalent shares outstanding that are determined by the assumed exercise of dilutive stock options and warrants less the number of treasury shares assumed to be purchased from the proceeds using the average market price of Alliance's common stock. For the nine month period ended September 30, 1997 common equivalent shares also include the assumed conversion of the Series D convertible preferred stock into common shares. Supplemental earnings per share for the nine months ended September 30, 1997 based on historical earnings per share adjusted assuming the conversion of the senior bridge loan into Series D convertible preferred stock had occurred on January 1, 1997 is $0.47 per share. This calculation ignores amounts reported in the 1997 historical results as gain arising from the repurchase of the senior subordinated debentures and as the earnings per share benefit arising from the excess of carrying value of the preferred stock repurchased over the consideration paid. Therefore, this supplemental earnings per share calculation is the most comparable to the $0.48 per share "income before items below" reported in Alliance's nine months ended September 30, 1997 historical results of operations. In February 1997, the FASB issued Statement No. 128, "Earnings per Share", which is required to be adopted on December 31, 1997. At that time, Alliance will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options, warrants and the Series D convertible preferred stock will be excluded. The impact is expected to result in an increase to basic earnings per share for the nine months ended September 30, 1996 and 1997 of $0.02 and $0.10 per share, respectively.

3. INCOME TAXES

  The provision for income taxes shown in the consolidated statements of operations consists of the following:

                                              1994       1995         1996
                                           ---------- -----------  -----------
   Current:
     Federal.............................. $      --  $   960,000  $ 2,958,000
     State................................    120,000     970,000      735,000
                                           ---------- -----------  -----------
                                              120,000   1,930,000    3,693,000
   Utilization of net operating loss car-
    ryovers...............................        --   (1,029,000)  (2,649,000)
                                           ---------- -----------  -----------
                                              120,000     901,000    1,044,000
   Deferred:
     Federal..............................    181,000    (181,000)         --
     State................................    799,000       7,000      731,000
                                           ---------- -----------  -----------
                                              980,000    (174,000)     731,000
                                           ---------- -----------  -----------
                                           $1,100,000 $   727,000  $ 1,775,000
                                           ========== ===========  ===========

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  The provision for income taxes applicable to income before extraordinary gains and attributed to the extraordinary gains is as follows:

                                                    1994      1995       1996
                                                 ---------- --------  ----------
Provision for taxes on income before extraordi-
 nary gains:
  Current......................................  $  120,000 $901,000  $  329,000
  Deferred.....................................     980,000 (174,000)    731,000
                                                 ---------- --------  ----------
Total provision for taxes on income before ex-
 traordinary gains.............................   1,100,000  727,000   1,060,000
Provision for taxes on extraordinary gains
 (current).....................................         --       --      715,000
                                                 ---------- --------  ----------
                                                 $1,100,000 $727,000  $1,775,000
                                                 ========== ========  ==========

  Significant components of Alliance's deferred tax assets and (liabilities) at December 31 are as follows:

                                                         1995          1996
                                                     ------------  ------------
Deferred Tax Liabilities:
Equipment basis differences......................... $(10,738,000) $(12,981,000)
Cancellation of indebtedness........................          --     (2,258,000)
                                                     ------------  ------------
  Total deferred tax liabilities....................  (10,738,000)  (15,239,000)
Deferred Tax Assets:
Net operating losses................................   12,549,000     9,900,000
Cancellation of indebtedness........................    3,265,000           --
Accounts receivable.................................      266,000       266,000
Basis differences associated with other assets......    1,015,000     2,105,000
Other...............................................    1,174,000       330,000
                                                     ------------  ------------
  Total deferred tax assets.........................   18,269,000    12,601,000
Valuation allowance.................................   (8,631,000)   (2,193,000)
                                                     ------------  ------------
  Net deferred tax assets...........................    9,638,000    10,408,000
                                                     ------------  ------------
Net deferred taxes..................................   (1,100,000)   (4,831,000)
Current deferred tax liability......................      310,000           --
                                                     ------------  ------------
Noncurrent deferred tax liability................... $   (790,000) $ (4,831,000)
                                                     ============  ============

  The net change in Alliance's valuation allowance on deferred tax assets during the year ended December 31, 1996 totaled $4,664,000 and $1,774,000 for federal and state purposes, respectively.

  At December 31, 1996, for federal regular income tax purposes, Alliance had approximately $26,400,000 of operating loss carryovers expiring through 2006. Due to a change in ownership in November 1991, utilization of $19,700,000 of these net operating losses is subject to an annual limitation of approximately $2,200,000. Any unutilized annual limitation may be carried forward to future years. The annual limitation may be increased if built-in gains which existed on the date of the change in ownership are recognized by sale or other disposal of equipment. As a result of these limitations, Alliance has approximately $6,700,000 of operating loss carryovers available in 1997 for federal regular income tax purposes. Future changes in the ownership of Alliance could result in additional limitations on the utilization of its operating loss carryovers.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  A reconciliation of the expected total provision for income taxes, computed using the federal statutory rate on income before extraordinary gains, is as follows:

                                        1994         1995         1996
                                     -----------  -----------  -----------
Computed expected provision
 (benefit).......................... $(6,288,000) $ 1,690,000  $ 2,646,000
State income taxes, net of federal
 benefit............................     919,000      313,000      572,000
Amortization of goodwill............     310,000      458,000      487,000
Alternative minimum tax.............     181,000       34,000      182,000
Increase (decrease) in valuation
 allowance on federal deferred
 tax assets.........................   5,936,000   (1,710,000)  (2,798,000)
Other...............................      42,000      (58,000)     (29,000)
                                     -----------  -----------  -----------
                                     $ 1,100,000  $   727,000  $ 1,060,000
                                     ===========  ===========  ===========

4. INDEBTEDNESS

  Long-term debt consisted of the following at December 31:

                                                     1995         1996
                                                  -----------  -----------
Obligations to lending institutions, secured by
 equipment, due in monthly installments through
 December 2001 with weighted average interest
 rates of 9.62% and 9.77% at December 31, 1995
 and 1996, respectively.........................  $32,547,000  $51,695,000
Senior notes, secured by equipment (see below)..   26,700,000   19,866,000
Senior bridge loan, due March 31, 1997 if not
 converted into preferred stock (see below),
 interest at 10% payable at maturity............           --   12,872,000
Senior subordinated debentures, unsecured, due
 in quarterly installments through 2005 with an
 effective interest rate of 0% (7.5% stated
 interest rate).................................   16,633,000    4,592,000
                                                  -----------  -----------
                                                   75,880,000   89,025,000
Less current portion............................    9,948,000   16,323,000
                                                  -----------  -----------
                                                  $65,932,000  $72,702,000
                                                  ===========  ===========

  Installment obligations to lending institutions and the senior notes are collateralized by equipment with a net book value of $77,339,000 at December 31, 1996.

  On December 31, 1996, Alliance entered into a Bridge Loan Agreement (enabling Alliance to borrow up to $18,000,000) and borrowed $12,872,000 under a senior bridge loan; an additional $5,128,000 was borrowed on January 2, 1997. The senior bridge loan is convertible into 18,000 shares of a new Series D convertible preferred stock (see Note 5). On December 31, 1996, Alliance used the proceeds of the senior bridge loan to repurchase $11,345,000 carrying value of its senior subordinated debentures (debentures) and $11,071,000 of its Series A redeemable preferred stock at a discount (plus related accrued interest and dividends). As a result, in the fourth quarter of 1996, Alliance recorded an extraordinary gain of $4,935,000, net of taxes of $560,000, from this early extinguishment of debt. In addition, the excess of carrying amount of preferred stock repurchased over consideration paid and other charges amounted to $1,764,000, which has been recognized as an increase in additional paid-in capital. In connection with this transaction, on January 2, 1997, Alliance used the additional senior bridge loan proceeds to repurchase the remaining balance of its debentures and Series A redeemable preferred stock at a discount (plus related accrued interest and dividends). Accordingly, in January 1997, Alliance

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

recorded an extraordinary gain of $1,332,000, net of taxes of $920,000, from this early extinguishment of debt. The excess of carrying amount of preferred stock repurchased over consideration paid in January 1997 amounted to $1,906,000.

  On March 26, 1997, the holder of the senior bridge loan exercised its option to convert the senior bridge loan into 18,000 shares of Series D convertible preferred stock. At that time, senior notes not to exceed $9,000,000 held by the same lender become convertible into a new Series E preferred stock on or after January 1, 1998 (see Note 5). Supplemental earnings per share for the year ended December 31, 1996, based on historical earnings per share adjusted to give effect to (1) the issuance of the Series D preferred stock, and (2) the use of the $18 million proceeds therefrom on a pro rata basis to repurchase the debentures and Series A redeemable preferred stock repurchased in December 1996 and January 1997, and assuming the transactions had occurred on January 1, 1996, is $0.45 per share. This calculation ignores amounts reported in the historical results for 1996 as gains arising from the repurchase of the senior notes and debentures and as the earnings per share benefit arising from the excess of the carrying value of the preferred stock repurchased over the consideration paid. Therefore, this supplemental earnings per share calculation is most comparable to the $0.48 per share "income before items below" reported in Alliance's 1996 historical results of operations.

  In November 1996, Alliance arranged for the sale of all of its senior notes by the original holders to new owners. In connection with the sale, Alliance prepaid $5,300,000 of the senior notes at a discount and recorded an extraordinary gain of $1,365,000, net of taxes of $155,000, from this early extinguishment of debt. In addition, the new holders and Alliance agreed to remove or modify various restrictive covenants contained in the note purchase agreement governing the senior notes. The amended senior notes bear interest at a stated annual rate of 7.5%, with interest payable monthly, and require minimum mandatory quarterly principal payments of $150,000 in 1997 increasing to $1,800,000 in 2003. Alternatively, Alliance may make voluntary monthly principal and interest payments of $335,000 through October 2002 to fully retire the notes. Alliance may also prepay the notes at any month end at specified discounts from their face amount. The senior notes agreement contains limitations on equipment additions, incurrence of debt and other similar items.

  The carrying amount of long-term debt as of December 31, 1996 is due as follows (assuming voluntary prepayments of Alliance's senior notes, and excluding the senior bridge loan, which was converted to preferred stock in March 1997, and the debentures refinanced thereby):

        Year ending December 31:
          1997...................................................... $16,323,000
          1998......................................................  17,263,000
          1999......................................................  14,914,000
          2000......................................................  11,403,000
          2001......................................................   8,097,000
          2002......................................................   3,561,000
                                                                     -----------
                                                                     $71,561,000
                                                                     ===========

  Of Alliance's total indebtedness at December 31, 1996, $83,552,000 is an obligation of Alliance and $5,473,000 is an obligation of Alliance's consolidated subsidiaries.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  Alliance has a $3 million revolving line of credit with a bank. The line bears interest at the bank's prime rate (8.5% at December 31, 1995 and 8.25% at December 31, 1996) plus two percent, with a commitment fee of 0.375% per year on the unused balance, and is secured by substantially all of Alliance's accounts receivable. The line of credit had not been utilized through December 31, 1996.

5. PREFERRED AND COMMON STOCK

  PREFERRED STOCK--Alliance is authorized to issue 1,000,000 shares of preferred stock, undesignated as to series. The Board of Directors has the authority to establish the voting powers, designations, preferences and other special rights for each series of preferred stock issued.

  In connection with Alliance's debt refinancing effective December 31, 1996 (see Note 4), Alliance authorized 18,000 shares of a new Series D convertible preferred stock and 9,000 shares of a new Series E convertible preferred stock. The holders of the Series D and E convertible preferred stock, when issued, are entitled to receive cumulative dividends at the rate of 4% per annum of the stated liquidation value (subject to increase, to a maximum of 8%, under certain circumstances). Unpaid dividends accumulate and are payable quarterly by Alliance in cash. Shares of Series D convertible preferred stock are convertible at the option of the holder at any time on or before December 31, 2006 into shares of common stock at a conversion price of $6.00 per common share, subject to adjustment. Shares of Series E convertible preferred stock are convertible at the option of the holder at any time on or before December 31, 2006 into shares of common stock at a conversion price of the greater of $6.00 per share of common stock or the market price (as defined) per common share at date of issuance of the Series E convertible preferred stock. Shares of Series D and E convertible preferred stock are subject to redemption at the option of Alliance after December 31, 2006.

  In connection with the Royal acquisition (Note 8), Alliance issued 3,876 shares of a new Series C convertible preferred stock. The Series C convertible preferred stock bears a dividend of 5% of its original liquidation value ($388,000) payable annually in cash and is redeemable at Alliance's option. Holders of Series C convertible preferred stock may convert their stock into common stock at a price of $5.00 per common share.

  In the event of liquidation, dissolution or winding up of Alliance, the holders of Series C, D and E convertible preferred stock shall be entitled to receive an amount equal to the stated liquidation value per share (plus accumulated but unpaid dividends) prior to any distributions to common stockholders. No sinking fund has been or will be established for the retirement or redemption of shares of Series C, D or E convertible preferred stock.

  The holders of shares of preferred stock are not entitled to any voting rights with respect to any matters voted upon by the common stockholders. However, a majority of preferred stockholders (with each series voting as a single class) must approve certain corporate transactions including the authorization of additional classes or series of stock ranking prior to their stock, any increase in the number of authorized shares of their preferred stock series, any amendment to the terms of such preferred stock series and similar actions.

  STOCK OPTIONS AND AWARDS--Alliance has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of Alliance's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  Alliance's 1991 Stock Option Plan provides that up to 2,000,000 shares may be granted to management and key employees. Options are granted at their fair market value at the date of grant. All options granted have 10 year terms and vest and become fully exercisable at the end of three to four years of continued employment. The weighted-average remaining contractual life of options outstanding as of December 31, 1996 is 9.6 years. The following table summarizes the activity under this plan.

                                                                WEIGHTED AVERAGE
                                                       SHARES    EXERCISE PRICE
                                                      --------  ----------------
     Outstanding at December 31, 1993................  509,000      $3.5423
       Granted.......................................  738,400       0.4375
       Canceled...................................... (505,000)      3.5535
                                                      --------      -------
     Outstanding at December 31, 1994................  742,400       0.4375
       Granted.......................................   32,000       2.1172
       Exercised..................................... (221,800)      0.4375
       Canceled......................................  (11,600)      0.4375
                                                      --------      -------
     Outstanding at December 31, 1995................  541,000       0.5369
       Granted.......................................  489,200       3.5625
       Exercised.....................................  (77,217)      0.5151
       Canceled......................................   (2,000)      1.6875
                                                      --------      -------
     Outstanding at December 31, 1996................  950,983      $2.0926
                                                      ========      =======

  At December 31, 1996, 430,700 of these options were exercisable at $0.4375, 121,050 were exercisable at $3.5625, and 12,667 were exercisable at prices between $1.6875 and $2.375.

  In 1991, options for 30,000 shares not covered by the 1991 Stock Option Plan were granted to three non-employee directors at an exercise price of $8.25 per share. In 1993, options for 40,000 shares were granted at exercise prices ranging from $1.125 to $2.50 per share. In 1995, options for an additional 10,000 shares were granted at an exercise price of $1.6875 per share. These options vest over a four year period. At December 31, 1996, options for 40,000 shares had been canceled and options for 30,000 shares were exercisable.

  Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if Alliance has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated as of the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996: risk-free interest rate of 5.72%; no dividend yield; volatility factor of the expected market price of Alliance's common stock of
 .43; and a weighted-average expected life of the option of seven years. The weighted-average fair value of options granted during 1996 is $1.93.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Alliance's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' maximum vesting period. Alliance's pro forma information for the year ended December 31, 1996 follows:

        Pro forma net income........................................ $12,577,000
        Pro forma earnings per share................................       $1.17

  At December 31, 1996 Alliance had 328,900 warrants outstanding to purchase common stock with exercise prices ranging from $2.50 to $5.00 per share over terms of three to ten years. The weighted-average grant-date fair value of the warrants was $2.13.

6. COMMITMENTS

  Alliance has contracts with its equipment vendors for comprehensive maintenance and cryogen coverage for its MRI and CT systems. The contracts are between one and five years and extend through December 2001, but may be canceled by Alliance under certain circumstances. Contract payments are approximately $9,200,000 per year. At December 31, 1996, Alliance had binding equipment purchase commitments totaling approximately $29,200,000.

  Alliance leases office and warehouse space and certain equipment under non-cancelable operating leases. The office and warehouse leases generally call for minimum monthly payments plus maintenance and inflationary increases. The future minimum payments under such leases are as follows:

        Year ending December 31:
          1997....................................................... $1,478,000
          1998.......................................................    960,000
          1999.......................................................    668,000
          2000.......................................................    141,000
          2001.......................................................     34,000
                                                                      ----------
                                                                      $3,281,000
                                                                      ==========

  Alliance's total rental expense, which includes short-term equipment rentals, for the years ended December 31, 1994, 1995 and 1996 was $2,781,000, $1,923,000 and $3,380,000, respectively.

7. 401(K) SAVINGS PLAN

  Alliance established a 401(k) Savings Plan in January 1990. All employees of Alliance are eligible to participate after a six month waiting period. Employees may contribute between 1% and 15% of their annual compensation. Alliance matches 33.3 cents for every dollar of employee contributions up to 7% of their compensation, subject to the limitations imposed by the Internal Revenue Code. Alliance may also make discretionary contributions depending on profitability. Alliance incurred and charged to expense $119,000, $140,000 and $157,000 during 1994, 1995 and 1996, respectively, related to the plan.

8. ACQUISITION

  On April 26, 1996, Alliance acquired all of the outstanding shares of Royal Medical Health Services, Inc. (Royal) of Pittsburgh, Pennsylvania. Like Alliance, Royal is a provider of comprehensive MRI services. Alliance issued 3,876 shares of Series C convertible preferred stock valued at $388,000, common stock warrants valued at $212,000, and paid $1,914,000 in cash as consideration for the acquisition of Royal and certain related assets. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Royal have been included in Alliance's consolidated financial statements from the date of acquisition.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

  The unaudited pro forma information below presents combined results of operations as if the Royal acquisition had occurred at the beginning of the respective periods presented. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined company had the acquisition actually occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                            1995        1996
                                                         ----------- -----------
     Revenues..........................................  $63,621,000 $70,518,000
     Income before extraordinary gains.................    4,492,000   6,487,000
     Net income........................................    4,492,000  12,787,000
     Earnings per share:
      Income before extraordinary gains................  $      0.32 $      0.48
      Income applicable to common stock................         0.32        1.18

9. SUBSEQUENT EVENTS

  On July 23, 1997, Alliance entered into an Agreement and Plan of Merger as amended, (the "Recapitalization Merger Agreement"). Under the terms of the Recapitalization Merger Agreement, an entity formed by affiliates of Apollo Management, L.P. (collectively, "Apollo") will merge with and into Alliance (the "Recapitalization"). Each share of Alliance common stock, par value $.01 per share, issued and outstanding immediately prior to the effective time of the Recapitalization, other than dissenting shares, either (1) will be converted into the right to receive $11.00 in cash or (2) will be retained by such stockholder. The Recapitalization Merger Agreement requires that 411,358 shares in the aggregate of common stock be retained by Alliance's existing shareholders; therefore, the right to receive either $11.00 in cash for each share or to retain that share of Alliance common stock is subject to proration.

  The proposed Recapitalization is subject to stockholder approval. However, pursuant to a Stockholder Agreement, stockholders representing beneficial ownership of not less than 54.4% of Alliance common stock (the "Stockholders") have agreed to vote all shares beneficially owned by them in favor of the approval of the Recapitalization Merger Agreement and the Recapitalization and to convert or exercise all securities they hold that are convertible into or exercisable for shares of Alliance common stock prior to the time of the special meeting of shareholders called in connection with the Recapitalization. In addition, each Stockholder has granted to Apollo an option to acquire their shares of common stock, and a proxy to vote such shares in favor of the Recapitalization. At the closing of the Recapitalization, significant new sources of financing will be provided to Alliance for the purchase of shares of common stock in the Recapitalization, repayment of indebtedness, and for working capital purposes, among other uses.

  The Recapitalization Merger Agreement originally contemplated that, in connection with the closing of the Recapitalization, Alliance would also acquire all of the capital stock of the parent corporation of SMT Health Services, Inc. ("SMT") from Apollo, in exchange for additional shares of Alliance common stock. The Recapitalization Merger Agreement has been amended to eliminate that transaction; as a result, SMT will not be acquired by Alliance in connection with the Recapitalization, and instead will remain an independent company owned by Apollo.

  After the consummation of the Recapitalization, the Company will adopt a new employee stock option plan pursuant to which options (the "New Options") with respect to a total of 454,545 shares of Alliance common

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

stock (the "New Option Shares") will be available for grant. The New Option Shares will be allocated in amounts agreed upon between Apollo and the Company. Of the New Option Shares, 50% will vest in equal increments over four years ending on the fourth anniversary of the last day of the consummation of the Recapitalization. The remaining 50% will vest seven and one-half years after the date of grant, subject to acceleration if certain per-share equity targets are achieved. Vesting of New Options occurs only during an employee's term of employment. The exercise price for the New Options is expected to be at the fair market value at a grant date (i.e., $11.00 per share at the consummation of the Recapitalization)."

  As a part of the new financing to be provided, Alliance plans to sell $165 million of Senior Subordinated Notes (the "Notes") in an underwritten public offering. The Notes are to be unconditionally guaranteed, on a senior subordinated basis, jointly and severally, by all significant direct and indirect consolidated subsidiaries of Alliance, which consist of Royal Medical Health Services, Inc., Alliance Imaging of Central Georgia, Inc., Alliance Imaging of Ohio, Inc. and Alliance Imaging of Michigan, Inc. (collectively, the "Subsidiary Guarantors"). Separate financial statements of the Subsidiary Guarantors are not included herein because such guarantors are jointly and severally liable with respect to Alliance's obligations pursuant to the Notes, and the aggregate net assets, earnings and equity of the Subsidiary Guarantors and Alliance are substantially equivalent to the net assets, earnings and equity of Alliance on a consolidated basis. Accordingly, management has determined that separate financial statements and other disclosures concerning the Subsidiary Guarantors would not provide material information to prospective purchasers of the Notes. Combined summarized financial information for the Subsidiary Guarantors is set forth below (in thousands):

                                                     DECEMBER 31,
                                                     ------------- SEPTEMBER 30,
                                                      1995   1996      1997
                                                     ------ ------ -------------
Current assets...................................... $  --  $  131    $  122
Noncurrent assets...................................  1,450  8,163     8,105
                                                     ------ ------    ------
  Total assets...................................... $1,450 $8,294    $8,227
                                                     ====== ======    ======
Current liabilities................................. $  --  $1,621    $1,572
Noncurrent liabilities..............................    641  4,238     4,697
Equity..............................................    809  2,435     1,958
                                                     ------ ------    ------
  Total liabilities and equity...................... $1,450 $8,294    $8,227
                                                     ====== ======    ======

                                                                   NINE MONTHS
                                                    YEAR ENDED        ENDED
                                                   DECEMBER 31,   SEPTEMBER 30,
                                                 ---------------- -------------
                                                 1994 1995  1996   1996   1997
                                                 ---- ---- ------ ------ ------
Revenues........................................ $408 $558 $7,142 $3,963 $5,908
Costs and expenses..............................  183  225  5,676  3,124  4,785
                                                 ---- ---- ------ ------ ------
Operating margin................................  225  333  1,466    839  1,123
Provision for income taxes......................   14   50    205    117    383
                                                 ---- ---- ------ ------ ------
Net income...................................... $211 $283 $1,261 $  722 $  740
                                                 ==== ==== ====== ====== ======

  The total assets, revenues and income before extraordinary items of the Company's non-guarantor subsidiaries on an individual and combined basis are less than 3% and therefore considered inconsequential.

                            ALLIANCE IMAGING, INC.

       (INFORMATION AT SEPTEMBER 30, 1997 AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)


  The Notes will be issued in connection with the Recapitalization, the repayment of certain existing Alliance debt, and the establishment of a new $50 million term loan and a new $75 million revolving credit line, which will remain fully available based on the eligible borrowing base at September 30, 1997, in connection with the consummation of the Transactions. The following table sets forth the pro forma capitalization of Alliance, assuming the Transactions had occurred on September 30, 1997 (in millions):

      Long-term debt, including current portion:
        Term Loan Facility.............................................. $ 50.0
        Other debt......................................................    6.9
        Notes...........................................................  165.0
                                                                         ------
          Total debt....................................................  221.9
      Redeemable preferred stock........................................   14.4
      Stockholders' equity (deficit):
        Common stockholders' equity (deficit)...........................  (57.2)
        Accumulated deficit.............................................  (31.7)
                                                                         ------
          Total stockholders' equity (deficit)..........................  (88.9)
                                                                         ------
            Total capitalization........................................ $147.4
                                                                         ======

  On October 20, 1997, the Company announced execution of a definitive agreement to acquire Medical Consultants Imaging Co. (MCIC), a Cleveland, Ohio based provider of mobile MRI services, CT services and other outsourced healthcare services. The acquisition also includes MCIC's one-half interest in an operating joint venture in Michigan. The purchase price consists of $13 million in cash (subject to certain reductions) plus the assumption of approximately $5 million in financing arrangements. MCIC operates 14 mobile MRI systems and several other diagnostic imaging systems, primarily in Ohio, Michigan, Indiana and Pennsylvania. The transaction was completed on November 21, 1997.

                            ALLIANCE IMAGING, INC.

                           QUARTERLY FINANCIAL DATA

  Summarized quarterly unaudited financial data for the years ended December 31, 1995 and 1996, and the nine month period ended September 30, 1997 follows:

                                                THREE MONTHS ENDED
                          ---------------------------------------------------------------
                                          JUNE 30,
                          MARCH 31, 1995    1995     SEPTEMBER 30, 1995 DECEMBER 31, 1995
                          -------------- ----------- ------------------ -----------------
Revenues................   $14,481,000   $14,766,000    $15,058,000        $13,760,000
Operating expenses,
 excluding depreciation.     7,169,000     7,148,000      7,121,000          6,904,000
Depreciation expense....     2,992,000     3,024,000      3,074,000          3,112,000
Selling, general and
 administrative
 expenses...............     1,542,000     1,597,000      1,549,000          1,606,000
Amortization expense,
 primarily goodwill.....       331,000       332,000        340,000            342,000
Interest expense, net...     1,254,000     1,349,000      1,273,000          1,177,000
Income before income
 taxes..................     1,193,000     1,316,000      1,701,000            619,000
Net income..............     1,021,000     1,112,000      1,447,000            522,000
Earnings per common
 share:.................
  Net income per common
   share................   $      0.07   $      0.08    $      0.11        $      0.02
                           ===========   ===========    ===========        ===========
Weighted average common
 and common equivalent
 shares outstanding.....    10,881,000    11,202,000     11,267,000         11,283,000
                           ===========   ===========    ===========        ===========

                                                THREE MONTHS ENDED
                          ---------------------------------------------------------------
                                          JUNE 30,
                          MARCH 31, 1996    1996     SEPTEMBER 30, 1996 DECEMBER 31, 1996
                          -------------- ----------- ------------------ -----------------
Revenues................   $14,686,000   $16,616,000    $17,795,000        $19,385,000
Operating expenses,
 excluding depreciation.     7,181,000     7,838,000      8,530,000          8,795,000
Depreciation expense....     2,866,000     3,182,000      3,122,000          3,567,000
Selling, general and
 administrative
 expenses...............     1,507,000     1,653,000      1,719,000          3,251,000
Amortization expense,
 primarily goodwill.....       344,000       401,000        564,000            643,000
Interest expense, net...     1,185,000     1,498,000      1,501,000          1,574,000
Income before income
 taxes and extraordinary
 gains..................     1,603,000     2,044,000      2,359,000          1,555,000
Extraordinary gains, net
 of taxes...............           --            --             --           6,300,000
Net income..............     1,364,000     1,738,000      1,949,000          7,750,000
Earnings per common
 share:
  Income before items
   below................   $      0.10   $      0.13    $      0.15        $      0.10
  Excess of carrying
   amount of preferred
   stock repurchased
   over consideration
   paid.................           --            --             --                0.15
                           -----------   -----------    -----------        -----------
  Income before
   extraordinary gains..          0.10          0.13           0.15               0.25
  Extraordinary gains,
   net..................           --            --             --                0.55
                           -----------   -----------    -----------        -----------
  Income applicable to
   common stock.........   $      0.10   $      0.13    $      0.15        $      0.80
                           ===========   ===========    ===========        ===========
Weighted average common
 and common equivalent
 shares outstanding.....    11,309,000    11,522,000     11,558,000         11,560,000
                           ===========   ===========    ===========        ===========

                             ALLIANCE IMAGING, INC.

                                                    THREE MONTHS ENDED
                                           -------------------------------------
                                            MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                               1997       1997         1997
                                           ----------- ----------- -------------
Revenues.................................  $19,106,000 $20,805,000  $22,374,000
Operating expenses, excluding
 depreciation............................    8,681,000   9,134,000    9,684,000
Depreciation expense.....................    3,485,000   3,659,000    4,078,000
Selling, general and administrative
 expenses................................    1,897,000   2,093,000    2,261,000
Amortization expense, primarily goodwill.      571,000     594,000      602,000
Interest expense, net....................    1,933,000   1,624,000    1,758,000
Income before income taxes and
 extraordinary gain......................    2,539,000   3,701,000    3,991,000
Extraordinary gain, net of taxes.........    1,332,000         --           --
Net income...............................    3,036,000   2,411,000    2,636,000
Earnings per common share:
  Income before items below..............  $      0.14 $      0.16  $      0.17
  Excess of carrying amount of preferred
   stock repurchased over consideration
   paid..................................         0.16         --           --
                                           ----------- -----------  -----------
  Income before extraordinary gain.......         0.30        0.16         0.17
  Extraordinary gain, net................         0.11         --           --
                                           ----------- -----------  -----------
  Income applicable to common stock......  $      0.41 $      0.16  $      0.17
                                           =========== ===========  ===========
Weighted average common and common
 equivalent shares outstanding...........   11,985,000  14,934,000  $15,130,000
                                           =========== ===========  ===========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               -----------------

         TABLE OF CONTENTS
                                                                            PAGE

Available Information......................................................   i
Incorporation of Certain Documents by Reference............................   i
Prospectus Summary.........................................................   1
Risk Factors...............................................................  10
The Transactions...........................................................  15
Use of Proceeds............................................................  16
Pro Forma Capitalization...................................................  17
Unaudited Pro Forma Consolidated Financial Information.....................  18
Selected Historical Consolidated Financial Information.....................  25
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  27
Industry...................................................................  34
Business...................................................................  36
Management.................................................................  45
Principal Stockholders.....................................................  51
Certain Relationships and Related Transactions.............................  52
Description of the Credit Agreement........................................  53
Description of the Notes...................................................  55
Underwriting...............................................................  81
Legal Matters..............................................................  82
Experts....................................................................  82
Index to Consolidated Financial Statements................................. F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                --------------

                                   PROSPECTUS

                                --------------

                                  $165,000,000

                             ALLIANCE IMAGING, INC.

                      % SENIOR SUBORDINATED NOTES DUE 2005

                          JOINT BOOK-RUNNING MANAGERS

                                 BT ALEX. BROWN

                               SMITH BARNEY INC.

                               -----------------

                              SALOMON BROTHERS INC

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

      SEC registration fee.........................................  $51,515.00
      NASD filing fee..............................................   17,500.00
      Blue sky fees and expenses...................................      *
      Printing and engraving expenses..............................      *
      Legal fees and expenses......................................      *
      Accounting fees and expenses.................................      *
      Trustee fees and expenses....................................      *
      Miscellaneous................................................      *
                                                                     ----------
        Total......................................................  $    *
                                                                     ==========

--------
* To be provided by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company's Restated Certificate of Incorporation, By-Laws and indemnification agreements with officers and directors provide for indemnification to the full extent permitted by the laws of the State of Delaware against and with respect to threatened, pending or completed actions, suits or proceedings arising from or alleged to arise from, a party's actions or omissions as a director, officer, employee or agent of the Company or of any other corporation, partnership, joint venture, trust or other enterprise which has served in such capacity at the request of the Company if such acts or omissions occurred or were or are alleged to have occurred, while said party was a director or officer of the Company; provided, however, the Company shall not indemnify any director or officer in an action against the Company unless the Company shall have consented to such action. Generally, under Delaware law, indemnification will only be available where an officer or director can establish that he/she acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the Company.

  Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that such person was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually incurred by such person in connection with such action if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the corporation with respect to any criminal action, and had no reasonable cause to believe his conduct was unlawful. Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of the Company's Amended and Restated Certificate of Incorporation have no effect on the availability of equitable remedies such as injunction or rescission, based upon a director's breach of the duty of care. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions and agreements, the Company has been informed that in the opinion of the Staff of the Securities and Exchange Commission such indemnification is against policy as expressed in the Securities Act and is therefore unenforceable.

  Reference is made to the form of Underwriting Agreement filed as Exhibit 1 to this Registration Statement, which provides for indemnification of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act, in certain instances by the Underwriters.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits

EXHIBIT NO.  NOTE                             EXHIBIT DESCRIPTION
-----------  ----  --------------------------------------------------------------------------
  1          (14)  Form of Underwriting Agreement.
 2.1         (10)  Agreement and Plan of Merger dated as of July 23, 1997 between Alliance and Newport Investment LLC (the "Recapitalization Merger Agreement").
 2.2         (11)  Amendment No. 1 dated as of August 13, 1997 to the Recapitalization Merger
                   Agreement.
 2.3         (11)  Amendment No. 2 dated as of October 13, 1997 to the Recapitalization
                   Merger Agreement.
 2.4         (11)  Amendment No. 3 dated as of November 10, 1997 to the Recapitalization
                   Merger Agreement.
 2.5         (11)  Guaranty Letter dated July 22, 1997, from AIF III to Alliance.
 3.1         (12)  Form of Amended and Restated Certificate of Incorporation of Alliance.
 3.2         (14)  By-Laws of Alliance, as amended.
 4.1         (14)  Form of Indenture for the    % Senior Subordinated Notes due 2005
                   (including the Form of Note as Exhibit A thereto) between the Company and
                           , as trustee.
  5          (13)  Opinion of O'Sullivan Graev & Karabell, LLP.
 9.1          (1)  Amended and Restated Voting Trust Agreement between Donaldson, Lufkin &
                   Jenrette Capital Corporation and Meridian Trust Company dated December 29,
                   1988.
10.1         (10)  Stockholder Agreement dated as of July 23, 1997 among Newport Investment
                   LLC and the stockholders of Alliance party thereto.
10.2          (4)  Registration Rights Agreement dated as of December 31, 1994 among the
                   Registrant, the Senior Noteholders and the Senior Subordinated
                   Debentureholders.
10.3          (7)  Amended and Restated 1991 Stock Option Plan of Alliance, including forms of agreement used thereunder.
10.4          (1)  Form of Indemnification Agreement between Alliance and its directors and/or officers.
10.5          (2)  Georgia Magnetic Imaging Center, Ltd. Limited Partnership Agreement dated as of March 22, 1985.
10.6          (2)  Amendment to Georgia Magnetic Imaging Center, Ltd., Limited Partnership
                   Agreement, dated as of July 1, 1993.
10.7          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Terry A. Andrues.
10.8          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Jay A. Mericle.
10.9          (9)  Amended and Restated Employment Agreement dated as of May 15, 1997 between
                   Alliance and Terrence M. White.
10.10         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Neil M.
                   Cullinan.
10.11         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Cheryl
                   A. Ford.
10.12         (5)  Employment Agreement dated July 7, 1995 between Alliance and Michael W.
                   Grismer.
10.13        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Richard N. Zehner.
10.14        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Vincent S. Pino.
10.15        (14)  Agreement Not to Compete dated as of July 23, 1997 among Newport
                   Investment LLC, Alliance, Richard N. Zehner and Vincent S. Pino.
10.16         (9)  Amended and Restated Long-Term Executive Incentive Plan dated as of July
                   22, 1997.

10.17   (6) Agreement and Plan of Merger, dated as of April 16, 1996, among Alliance,
            Alliance Imaging of Pennsylvania, Inc. and Royal Medical Health Services
            Inc.
10.18   (6) Acquisition Agreement, among Alliance, A&M Trucking Inc. and each of Mark
            J. Graham and Albert F. Calfo, II, dated April 16, 1996.
10.19   (8) Stock Purchase Agreement, dated as of March 25, 1997, between Alliance and
            General Electric Company.
10.20  (13) Form of Credit Agreement.
10.21  (15) Acquisition Agreement dated as of October 17, 1997 among Medical
            Consultants Imaging Corp., Bondcat Corp., Chip-Cat Corp., Medical
            Consultants Scanning Systems,
            Inc., Alliance Imaging of Ohio, Inc., Alliance Imaging of Michigan, Inc.,
            and Alliance Imaging, Inc.
 11    (14) Statement of Computation of Per Share Earnings.
12.1   (11) Statement of Computation of Earnings to Fixed Charges.
 21    (11) List of Subsidiaries.
23.1   (12) Consent of Ernst & Young LLP.
23.3        Consent of O'Sullivan Graev & Karabell, LLP (included in Exhibit 5).
23.4   (14) Consent of industry consultant.
24.1   (14) Power of Attorney.
 25    (13) Statement of Eligibility of [Trustee].
27.1   (14) Financial Data Schedule.

--------
 (1) Incorporated by reference herein to the indicated exhibits filed in response to Item 16, "Exhibits" of Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991.
 (2) Incorporated by reference herein to the indicated exhibits filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.
 (3) Incorporated by reference herein to the indicated exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.
 (4) Incorporated by reference herein to Exhibit 4.5 filed in response to Item 7, "Exhibits" of Alliance's Form 8-K Current Report dated January 25, 1995.
 (5) Incorporated by reference herein to Exhibit 10.36 filed in response to
     Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
 (6) Incorporated by reference herein to the indicated Exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.
 (7) Incorporated by reference herein to Exhibits filed with Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991 and Alliance's definitive Proxy Statement with respect to its Annual Meeting of Shareholders held May 16, 1996.
 (8) Incorporated by reference herein to the indicated Exhibit in response to
     Item 14(a)(3), "Exhibits" of Alliance's Annual Report on Form 10-K for the year ending December 31, 1996.
 (9) Incorporated by reference to indicated exhibits filed in response to Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(10) Incorporated by reference herein to the indicated exhibits filed in response to Item 5, "Exhibits" of Alliance's Form 8-K Current Report dated August 1, 1997.
(11) Incorporated by reference to the indicated exhibits filed in response to
     Item 21, "Exhibits" of Alliance's Registration Statement on Form S-4, No 333-33787, initially filed on August 15, 1997.
(12) Filed herewith.
(13) To be filed by amendment.
(14) Previously filed.
(15) Incorporated by reference to the indicated exhibits filed in response to
     Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

  (b) Financial Statement Schedules

     Report of Independent Auditors on Financial Statement Schedule
     Schedule II--Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 25th day of November, 1997.

                                          Alliance Imaging, Inc.

                                          By:      /s/ Terrence M. White
                                            ___________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed on the 25th day of November, 1997, by the following persons in the capacities indicated:

              SIGNATURE                         TITLE

                                         Chairman of the
                  *                       Board of
-------------------------------------     Directors,
            RICHARD N. ZEHNER             President and
                                          Chief Executive
                                          Officer (Principal
                                          Executive Officer)

                  *                      Executive Vice
-------------------------------------     President, Chief
           VINCENT S. PINO                Operating Officer
                                          and Director

     /s/ Terrence M. White               Senior Vice
-------------------------------------     President, Chief
          TERRENCE M. WHITE               Financial Officer
                                          and Secretary
                                          (Principal
                                          Financial Officer)

                  *                      Controller
-------------------------------------     (Principal
         MICHAEL W. GRISMER               Accounting
                                          Officer)

                  *                      Director
-------------------------------------
          JAMES E. BUNCHER

                  *                      Director
-------------------------------------
          DOUGLAS M. HAYES

                                         Director
-------------------------------------
        ROBERT B. WALEY-COHEN

                  *                      Director
-------------------------------------
           JOHN C. WALLACE

     /s/ Terrence M. White
-------------------------------------
       *BY: TERRENCE M. WHITE
              ATTORNEY-IN-FACT

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 25th day of November, 1997.

                                          Royal Medical Health Services, Inc.

                                                  /s/ Terrence M. White
                                          By:__________________________________
                                             Name: Terrence M. White
                                             Title:Senior Vice President,
                                                  Chief Financial  Officer and
                                                  Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed on the 25th day of November, 1997, by the following persons in the capacities indicated:

             SIGNATURES                        TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
            RICHARD N. ZEHNER              President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
            VINCENT S. PINO                Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
            TERRENCE M. WHITE              Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
            MICHAEL W. GRISMER             Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 21st day of November, 1997.

                                          Alliance Imaging of Central Georgia,
                                          Inc.

                                                   /s/ Terrence M. White
                                          By: _________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed on the 21st day of November, 1997, by the following persons in the capacities indicated:

              SIGNATURE                           TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
          RICHARD N. ZEHNER                President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
           VINCENT S. PINO                 Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
          TERRENCE M. WHITE                Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
         MICHAEL W. GRISMER                Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 25th day of November, 1997.

                                          Alliance Imaging of Ohio, Inc.

                                                   /s/ Terrence M. White
                                          By: _________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed on the 25th day of November, 1997, by the following persons in the capacities indicated:

              SIGNATURE                           TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
          RICHARD N. ZEHNER                President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
           VINCENT S. PINO                 Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
          TERRENCE M. WHITE                Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
         MICHAEL W. GRISMER                Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Anaheim, State of California, on the 25th day of November, 1997.

                                          Alliance Imaging of Michigan, Inc.

                                                   /s/ Terrence M. White
                                          By: _________________________________
                                            Name: Terrence M. White
                                            Title:Senior Vice President, Chief
                                                 Financial  Officer and
                                                 Secretary

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed on the 25th day of November, 1997, by the following persons in the capacities indicated:

              SIGNATURE                           TITLE

                  *                       Chairman of the
-------------------------------------      Board of Directors,
          RICHARD N. ZEHNER                President and Chief
                                           Executive Officer
                                           (Principal
                                           Executive Officer)

                  *                       Executive Vice
-------------------------------------      President, Chief
           VINCENT S. PINO                 Operating Officer
                                           and Director

        /s/ Terrence M. White             Senior Vice
-------------------------------------      President, Chief
          TERRENCE M. WHITE                Financial Officer,
                                           Secretary and
                                           Director (Principal
                                           Financial Officer)

                  *                       Controller
-------------------------------------      (Principal
         MICHAEL W. GRISMER                Accounting Officer)

        /s/ Terrence M. White
_____________________________________
  *By: Terrence M. White
     Attorney-in-Fact

          INDEPENDENT AUDITORS REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors
Alliance Imaging, Inc.

  We have audited the consolidated financial statements of Alliance Imaging, Inc. as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated February 21, 1997, except for Note 4, as to which the date is March 26, 1997, and Note 9, as to which the date is July 23, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Orange County, California

February 21, 1997, except for Note 4, as to which the date is March 26, 1997, and Note 9,

as to which the date is November 21, 1997

                             ALLIANCE IMAGING, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                         BALANCE             DEDUCTIONS  BALANCE
                                           AT     ADDITIONS  (BAD DEBT    AT END
                                        BEGINNING CHARGED TO   WRITE-       OF
                                        OF PERIOD  EXPENSE     OFFS)      PERIOD
                                        --------- ---------- ----------  --------
Year ended December 31, 1994
 Allowance for Doubtful Accounts....... $360,000   $609,000  $(581,000)  $388,000
                                        ========   ========  =========   ========
Year ended December 31, 1995
 Allowance for Doubtful Accounts....... $388,000   $    --   $ (21,000)  $367,000
                                        ========   ========  =========   ========
Year ended December 31, 1996
 Allowance for Doubtful Accounts....... $367,000   $567,000  $(421,000)  $513,000
                                        ========   ========  =========   ========

EXHIBIT NO.  NOTE                             EXHIBIT DESCRIPTION
-----------  ----  --------------------------------------------------------------------------
  1          (14)  Form of Underwriting Agreement.
 2.1         (10)  Agreement and Plan of Merger dated as of July 23, 1997 between Alliance and Newport Investment LLC (the "Recapitalization Merger Agreement").
 2.2         (11)  Amendment No. 1 dated as of August 13, 1997 to the Recapitalization Merger
                   Agreement.
 2.3         (11)  Amendment No. 2 dated as of October 13, 1997 to the Recapitalization
                   Merger Agreement.
 2.4         (11)  Amendment No. 3 dated as of November 10, 1997 to the Recapitalization
                   Merger Agreement.
 2.5         (11)  Guaranty Letter dated July 22, 1997, from AIF III to Alliance.
 3.1         (14)  Form of Amended and Restated Certificate of Incorporation of Alliance.
 3.2         (14)  By-Laws of Alliance, as amended.
 4.1         (14)  Form of Indenture for the    % Senior Subordinated Notes due 2005
                   (including the Form of Note as Exhibit A thereto) between the Company and
                           , as trustee.
  5          (13)  Opinion of O'Sullivan Graev & Karabell, LLP.
 9.1          (1)  Amended and Restated Voting Trust Agreement between Donaldson, Lufkin &
                   Jenrette Capital Corporation and Meridian Trust Company dated December 29,
                   1988.
10.1         (10)  Stockholder Agreement dated as of July 23, 1997 among Newport Investment
                   LLC and the stockholders of Alliance party thereto.
10.2          (4)  Registration Rights Agreement dated as of December 31, 1994 among the
                   Registrant, the Senior Noteholders and the Senior Subordinated
                   Debentureholders.
10.3          (7)  Amended and Restated 1991 Stock Option Plan of Alliance, including forms of agreement used thereunder.
10.4          (1)  Form of Indemnification Agreement between Alliance and its directors and/or officers.
10.5          (2)  Georgia Magnetic Imaging Center, Ltd. Limited Partnership Agreement dated as of March 22, 1985.
10.6          (2)  Amendment to Georgia Magnetic Imaging Center, Ltd., Limited Partnership
                   Agreement, dated as of July 1, 1993.
10.7          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Terry A. Andrues.
10.8          (3)  Employment Agreement dated as of September 9, 1993 between Alliance and
                   Jay A. Mericle.
10.9          (9)  Amended and Restated Employment Agreement dated as of May 15, 1997 between
                   Alliance and Terrence M. White.
10.10         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Neil M.
                   Cullinan.
10.11         (3)  Employment Agreement dated as of June 6, 1994 between Alliance and Cheryl
                   A. Ford.
10.12         (5)  Employment Agreement dated July 7, 1995 between Alliance and Michael W.
                   Grismer.
10.13        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Richard N. Zehner.
10.14        (14)  Employment Agreement dated as of July 23, 1997 between Alliance and
                   Vincent S. Pino.
10.15        (14)  Agreement Not to Compete dated as of July 23, 1997 among Newport
                   Investment LLC, Alliance, Richard N. Zehner and Vincent S. Pino.
10.16         (9)  Amended and Restated Long-Term Executive Incentive Plan dated as of July
                   22, 1997.

10.17   (6) Agreement and Plan of Merger, dated as of April 16, 1996, among Alliance,
            Alliance Imaging of Pennsylvania, Inc. and Royal Medical Health Services
            Inc.
10.18   (6) Acquisition Agreement, among Alliance, A&M Trucking Inc. and each of Mark
            J. Graham and Albert F. Calfo, II, dated April 16, 1996.
10.19   (8) Stock Purchase Agreement, dated as of March 25, 1997, between Alliance and
            General Electric Company.
10.20  (13) Form of Credit Agreement.
10.21  (15) Acquisition Agreement dated as of October 17, 1997 among Medical
            Consultants Imaging Corp., Bondcat Corp., Chip-Cat Corp., Medical
            Consultants Scanning Systems,
            Inc., Alliance Imaging of Ohio, Inc., Alliance Imaging of Michigan, Inc.,
            and Alliance Imaging, Inc.
 11    (14) Statement of Computation of Per Share Earnings.
12.1   (11) Statement of Computation of Earnings to Fixed Charges.
 21    (11) List of Subsidiaries.
23.1   (12) Consent of Ernst & Young LLP.
23.3        Consent of O'Sullivan Graev & Karabell, LLP (included in Exhibit 5).
23.4   (14) Consent of industry consultants.
24.1   (14) Power of Attorney.
 25    (13) Statement of Eligibility of [Trustee].
27.1   (14) Financial Data Schedule.

--------
 (1) Incorporated by reference herein to the indicated exhibits filed in response to Item 16, "Exhibits" of Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991.
 (2) Incorporated by reference herein to the indicated exhibits filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993.
 (3) Incorporated by reference herein to the indicated exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.
 (4) Incorporated by reference herein to Exhibit 4.5 filed in response to Item 7, "Exhibits" of Alliance's Form 8-K Current Report dated January 25, 1995.
 (5) Incorporated by reference herein to Exhibit 10.36 filed in response to
     Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995.
 (6) Incorporated by reference herein to the indicated Exhibit filed in response to Item 6(a), "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.
 (7) Incorporated by reference herein to Exhibits filed with Alliance's Registration Statement on Form S-1, No. 33-40805, initially filed on May 24, 1991 and Alliance's definitive Proxy Statement with respect to its Annual Meeting of Shareholders held May 16, 1996.
 (8) Incorporated by reference herein to the indicated Exhibit in response to
     Item 14(a)(3), "Exhibits" of Alliance's Annual Report on Form 10-K for the year ending December 31, 1996.
 (9) Incorporated by reference to indicated exhibits filed in response to Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
(10) Incorporated by reference herein to the indicated exhibits filed in response to Item 5, "Exhibits" of Alliance's Form 8-K Current Report dated August 1, 1997.
(11) Incorporated by reference to the indicated exhibits filed in response to
     Item 21, "Exhibits" of Alliance's Registration Statement on Form S-4, No 333-33787, initially filed on August 15, 1997.
(12) Filed herewith.
(13) To be filed by amendment.
(14) Previously filed.
(15) Incorporated by reference to the indicated exhibits filed in response to
     Item 6, "Exhibits" of Alliance's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

                                       2